8/27

08004628

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MEO Australia Ltd.

*CURRENT ADDRESS Level 17, 500 Collins St.

Melbourne, 3000 Vic Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35227

FISCAL YEAR

PROCESSED
SEP 02 2008
THOMSON REUTERS

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 8/29/08

MEO Australia Limited

Material Information made Public, Filed or Distributed since July 1, 2007

Contents

RECEIVED

2008 AUG 27 A 7:40

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX RELEASE

PARTICIPATION IN SHARE PURCHASE PLAN OFFER

MELBOURNE, AUSTRALIA (July 4, 2007) -- MEO Australia Limited (ASX: MEO) has been advised that some of its new shareholders unfortunately have been unable to participate in the Company's Share Purchase Plan (SPP), because their shareholdings were not recorded in the Company's register on the Record Date for the SPP.

The Company announced on June 5, 2007 that any Australian and New Zealand Shareholders on MEO's register at the Record Date of **June 13, 2007** could apply for up to 5000 shares at A$1.00 per share and that any new shareholder wishing to participate in the SPP offer must acquire MEO shares prior to 4pm on **Thursday June 7, 2007**.

The Company's calculation of the June 7, 2007 date was based on the fact that under the ASX Market Rules, on-market trades are required to settle on a 'T+3' basis (ie; the day of trade plus 3 business days to settle). Therefore, in the ordinary course of events, shareholders who purchased MEO shares prior to 4pm on Thursday June 7, 2007 should have had their transaction settled in time to have their names appear in the Company's register by the Record Date.

Unfortunately, it has come to MEO's attention that a number of purchasers of MEO shares, who purchased shares prior to 4pm on June 7, 2007, did not become registered MEO shareholders until after the Record Date. The Company understands that this was due to the failure of one or more sellers of MEO shares to settle their transactions within the timeframe specified in the ASX Market Rules (i.e. T+3).

While it is regrettable that a number of the Company's new shareholders are unable to participate in the SPP, it is a matter that is beyond the control of MEO. Any such dispute is between the purchaser and the seller of the MEO shares. MEO does not, as a matter of policy, get involved in private disputes between buyers and sellers.

C.R. Hart
Managing Director
For further information contact Colin Naylor, CFO: +61 3 9614 0430 or
colin.naylor@meoaustralia.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 100,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	50 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 100,000 30/11/2009 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04/07/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
316,391,570	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,700,000	30/11/2009 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 11/07/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 16,436,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

1. $1.00 per share
2. $0.50 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

1. Allotment of 16,236,000 shares pursuant to Share Purchase Plan
2. Exercise of 200,000 30/11/2009 options

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

1. 16/07/2007
2. 12/07/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
332,827,570	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,500,000	30/11/2009 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 16/07/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2008 AUG 27 A 7:40

ERNEST GEOFFREY ALBERS
Level 25, 500 Collins Street
Melbourne Victoria 3000
Tel: (03) 9629 6100
Fax: (03) 9629 6278

FACSIMILE

TO: Company Secretary
MEO Australia Limited
Fax: (03) 9614 0660

CC: ASX Company Announcements
Fax: 1900 999 279

DATE: 16 July 2007

SUBJECT: **Notice of ceasing to be a substantial holder**

FROM: E.G. Albers

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme MEO AUSTRALIA LIMITED

ACN/ARSN 066 447 952

1. Details of substantial holder (1)

Name ERNEST GEOFFREY ALBERS

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 06/07/2006

The previous notice was given to the company on 13/06/2007

The previous notice was dated 13/06/2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	Per Annexure A				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name EG Albers capacity SUBSTANTIAL HOLDER

sign here date 16/07/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

APPENDIX A TO FORM 605 DATED 16/7/2007

2. CHANGES IN RELEVANT INTERESTS OF ERNEST GEOFFREY ALBERS

DATE OF CHANGE	NATURE OF CHANGE	CONSIDERATION RECEIVED	ORDINARY SHARES
15/6/07	Disposal by Wilstermere Corporation Pty Ltd on ASX	$60,865.26	45,934
20/6/07	Disposal by Australis Finance Pty Ltd on ASX	$148,270.88	104,000
22/6/07	Disposal by Australis Finance Pty Ltd on ASX	$44,505.00	30,000
27/6/07	Disposal by Australis Finance Pty Ltd on ASX	$35,366.64	24,000
2/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$40,744.62	30,000
3/7/07	Disposal by Australis Finance Pty Ltd on ASX	$29,808.46	22,000
3/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$226,504.26	170,745
3/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$156,073.32	119,000
3/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$53,314.73	39,528
5/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$84,905.65	65,000
6/7/07	Disposal by Wilstermere Corporation Pty Ltd on ASX	$125,088.72	100,000
6/7/07	Disposal by The Albers Companies Incorporated Pty Ltd on ASX	$94,838.46	76,472

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED	
ABN: 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES MAX DUDDINGSTON WILLIS
Date of last notice	27 June 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Holding by Appledore Custodians Limited as Trustee of director family trust 2. Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 2. 16 May 2007
No. of securities held prior to change	2,598,454 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	1. 5,000 Shares 2. 1,271 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $5,000 2. $1,250
No. of securities held after change	2,604,725 Shares 1,000,000 30/11/2009 Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ALLEN NEWTON
Date of last notice	23 May 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Holding by Drawone Pty Ltd as Trustee of the Director's Superannuation Fund 2. Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 2. 16 May 2007
No. of securities held prior to change	620,508 Shares 1,000,000 30/11/2009 Options 77,116,814 Shares held by Cambrian Oil and Gas Plc.
Class	Shares
Number acquired	1. 5,000 Shares 2. 1,271 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $5,000 2. $1,250
No. of securities held after change	626,779 Shares 1,000,000 30/11/2009 Options 77,116,814 Shares held by Cambrian Oil and Gas Plc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity: MEO AUSTRALIA LIMITED	
ABN: 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK BISLEY
Date of last notice	20 April 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	2. Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 2. 16 May 2007
No. of securities held prior to change	1,510,084 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	1. 5,000 Shares 2. 1,810 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $5,000 2. $1,780
No. of securities held after change	1,516,894 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED	
ABN: 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WALTER JOHN DEWE
Date of last notice	7 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Holding by Denby Ridge Pty Ltd as Trustee of the Director's superannuation fund 2. Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 2. 16 May 2007
No. of securities held prior to change	1,713,331 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	1. 5,000 Shares 2. 1,271 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $5,000 2. $1,250
No. of securities held after change	1,719,602 Shares 1,000,000 30/11/2009 Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANDREW JOHN RIGG
Date of last notice	7 June 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1. Direct 2. Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 2. 16 May 2007
No. of securities held prior to change	639,189 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	1. 5,000 Shares 2. 936 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1.$5,000 2. $920
No. of securities held after change	645,125 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER ROBERT HART
Date of last notice	22 February 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	E&P Investments Australia Pty Ltd as trustee of Director's superannuation fund Hilversum Holdings Pty Ltd
Date of change	18 July 2007
No. of securities held prior to change	9,720,887 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	15,000 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000
No. of securities held after change	9,735,887 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan Entitlement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

REPORT ON ACTIVITIES

FOR THE QUARTER ENDED

30 JUNE 2007

COMPANY'S ACTIVITIES DURING THE QUARTER

During the quarter, the Company farmed out a 10% interest in the Company's Exploration Permit, NT/P68 to Petrofac Limited. Petrofac will meet 25% of the well costs associated with the 2007 appraisal drilling program to earn a 10% interest and has an option to increase this farm-in interest to 15% by funding 37.5% of the well costs.

The Company received pre-stack depth migrated (PSDM) volumes from the seismic processing contractors for the 2006 2D and 3D seismic data and further interpretation/ mapping was undertaken to better delineate the prospects and confirm optimum well locations for the 2007 drilling campaign.

The Company commissioned and managed a LNG load-out optimisation study to improve operational availability and reduce costs. A cost review for the utilities section of the proposed methanol plant on Tassie Shoal was also initiated.

The Company completed a number of capital raising activities during the quarter. 52,635,177 April 30, 2007 25 cent options were exercised raising approximately $13.2 million. In early June, 2007, the Company made a placement of 41.25 million shares at A$1.00 per share to Australian and European professional and sophisticated investors raising approximately $39.2 million in net funds. At the same time as the placement, the Company initiated a Share Purchase Plan (SPP) where Australian and New Zealand Shareholders on MEO's register at the Record date of June 13, 2007 could apply for up to 5000 shares at A$1.00 per share. To the end of the quarter, $7,852,000 in SPP application funds had been received.

PETROLEUM EXPLORATION PERMIT NT/P68 (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas demands of the TSMP and the TSLNGP.

Epenarra, along with the other identified prospects in the permit, Heron North, Heron South, Blackwood and Seahawk, collectively, are estimated to have a potential mean gas in place resource that could exceed 14 Tcf. The Epenarra and the deeper Heron structures were intersected by the Heron-1 well drilled by Arco in 1972.

3D seismic data was acquired in late 2006 to improve structural mapping and identify the density, distribution and orientation of faults and fracturing within the 50m gas bearing zone of Epenarra intersected by the Heron-1 well to determine the optimum location for appraisal wells and production testing.

Fugro Jason Australia was engaged to conduct reservoir characterization studies of Epenarra utilizing Heron-1 well data and the new 3D seismic. The study demonstrated that areas of low impedance were likely to correlate with better reservoir quality. Additionally, the study identified zones of increased fracture density and the orientation of the open fracture sets. Fugro integrated all available data into a single model through a pre-stack inversion process to enhance understanding of the Epenarra gas bearing reservoir within the Darwin Formation so that zones of increased porosity/permeability and fracturing could be identified, with sweet spots targeted by the planned drilling program. This model was used to confirm the optimum location for the appraisal wells, to be drilled later in the year.

Fugro Surveys Pty Ltd has recently completed a survey in NT/P68 acquiring geophysical data (bathymetry, side scan sonar and shallow seismic) over each of the identified well locations. Fugro will also undertake a shallow coring program in August to sample the subsoil at each well location. The wells are located in seawater depths between 35 and 70 metres. The surveys are required when using a jack-up drilling rig to confirm the seafloor stability and confirm that the jack-up rig legs will not penetrate excessively into the seafloor while operating.

New 2D seismic data was also acquired in 2006 as infill data to better define the Blackwood prospect. The new 2D data has been fully processed to PSDM with interpretation and mapping well underway. Final mapping of Blackwood is expected to confirm the optimum well location to test the Blackwood structure.

The Company previously advised that CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones identified in the Heron-1 well. The first stage of the study focused on the gas charged zone within the Darwin Formation (Epenarra) and confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1 to 3%), a gas quality regarded as suitable for LNG conversion.

The second stage of the study reviewed the bottom hole core and cutting samples where the deeper Top Elang/Plover Formation sandstones were also gas charged. Hydrocarbon inclusion and Raman Laser microprobe testing on these deeper samples indicated that the initial charge into the Elang-Plover system was a wet gas which also contained magmatic CO_2. Progressive burial of the reservoir and increasing temperatures appears to have thermally "cracked" the longer chain hydrocarbons, producing a dry, methane-rich (low CGR) gas. This dry gas contains less than 30% CO_2, with a value between 15-25% appearing likely, which would be suitable for methanol production.

As previously advised, the Company secured a new jack-up rig to drill up to three wells in NT/P68. The West Atlas is expected to arrive in September 2007, with a nominal spud date for the Heron-2 well of October 4, 2007. The Company has secured the necessary well casing, wellhead equipment and third party services for the drilling program and is well advanced with detailed well design and engineering.

The 3 Mtpa LNG plant requires approximately 3 Tcf of gas to operate for 20 years. The methanol production project would utilize the poorer quality (high CO_2) gas that is likely to be confirmed in the deeper Elang/Plover Formations. The first methanol plant requires approximately 1.3 Tcf of gas to operate for 20 years.

TIMOR SEA LNG PROJECT (MEO 90%)

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The methanol and LNG projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages. As part of the NT/P68 farm-in agreement, Petrofac Limited has the right to take a 10% participating interest in the TSLNGP, reducing the MEO interest to 90%.

Torp Technology has been engaged to design a dedicated loading system for Tassie Shoal facilities based on the Torp HiLoad LNG technology. The preliminary results of the study are currently being reviewed by the Company. This technology utilizes flexible LNG hoses that have recently been fully certified for commercial use. The loading system would significantly improve loading availability and avoid the higher operating costs associated with jetty docking and tug boat assistance.

In targeting the rapidly expanding markets in northeast Asia, the LNG project could provide a highly competitive LNG supply option to the buyers with clear shipping time and sovereign risk advantages. The world LNG market continues to demonstrate strong demand, particularly from Northeast Asia, Europe and the USA.

TASSIE SHOAL METHANOL PROJECT (MEO 50%)

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). As part of the NT/P68 farmin agreement, Petrofac Limited has the right to take a 10% participating interest in the TSMP, reducing the APCI interest to 40%.

The project proposes to construct two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, tow these plants to Tassie Shoal in the Australian waters of the Timor Sea and ground the structures in the shallow waters of the shoal for operation.

The Company continues to focus on the resolution of gas supply arrangements to allow the projects to proceed to front-end engineering and design (FEED) studies and EPC selection. While discussions continue for third party gas supply, at this time, the Company is focusing on the establishment of commercial gas reserves in its own permit, NT/P68.

Christopher Hart
Managing Director
Melbourne, Australia
July 30, 2007

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
MEO AUSTRALIA LIMITED

ABN	Quarter ended ("current quarter")
43 066 447 952	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for (a) exploration and evaluation	(2,963)	(14,742)
	(b) development	(121)	(518)
	(c) production		
	(d) administration	(514)	(1,498)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	356	701
1.5	Interest and other costs of finance paid		(3)
1.6	Income taxes paid		(12)
1.7	Other expense recoveries	6	134
	Net Operating Cash Flows	(3,236)	(15,938)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets	(116)	(171)
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(116)	(171)
1.13	Total operating and investing cash flows (carried forward)	(3,352)	(16,109)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	53,866	80,221
	Proceeds from Share Purchase Plan received prior to allotment	7,852	7,852
1.15	Purchase of shares on market in settlement of vested performance rights		(321)
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – share issue costs	(980)	(2,269)
	Net financing cash flows	60,738	85,483
	Net increase (decrease) in cash held	57,386	69,374
1.20	Cash at beginning of quarter/year to date	14,249	2,454
1.21	Exchange rate adjustments to item 1.20	(772)	(965)
1.22	**Cash at end of quarter**	70,863	70,863

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	131
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	15,000
4.2	Development	250
	Total	**15,250**

Estimated cash inflows for next quarter

Share Purchase Plan	**11,500**
Total	**11,500**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,661	965
5.2	Deposits at call	69,202	13,284
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	70,863	14,249

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	316,291,570	316,291,570		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	50,266,911 41,250,000 100,000	50,266,911 41,250,000 100,000	25 100 50	25 100 50
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*				
7.8	Issued during quarter				
7.9	Exercised during quarter	50,266,911	50,266,911	25	25
7.10	Expired during quarter	71,111	71,111		
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: July 30, 2007
Company Secretary

Print name: Colin H Naylor

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Cash Flow Statement* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

ASIC RELIEF TO ALLOW DISADVANTAGED SHAREHOLDERS TO PARTICIPATE IN SHARE PURCHASE PLAN

MELBOURNE, AUSTRALIA (July 17, 2007) -- MEO Australia Limited (ASX: MEO) has obtained relief from ASIC to allow MEO to make an offer on similar terms to its recent share purchase plan (SPP) to those shareholders who, through no fault of their own, were unable to participate in the SPP due to certain share transactions not settling by the relevant record date.

MEO announced on June 5, 2007 that any Australian and New Zealand shareholders on MEO's register at the record date of June 13, 2007 (Record Date) could apply for up to 5,000 shares at A$1.00 per share and that any new shareholder wishing to participate in the SPP offer must therefore acquire MEO shares prior to 4pm on Thursday June 7, 2007.

On July 4, 2007, MEO announced that it had come to its attention that a number of purchasers of MEO shares, who purchased shares prior to 4pm on June 7, 2007, did not become registered MEO shareholders until after the Record Date. MEO understands that this was due to the default of some selling shareholders leading to a breach of the ASX T+3 settlement rules.

Given the ongoing concerns of a number of affected purchasers, MEO has sought and obtained ASIC relief to allow the Company to make an offer on similar terms to its recent SPP to those affected purchasers.

The offer will be made to each person who purchased MEO shares between June 5, 2007 and June 7, 2007 and, through no fault of their own, did not receive an offer under the SPP. A new offer letter will be sent to the relevant persons providing the opportunity to acquire up to 5,000 shares at $1.00 a share. The dates for acceptance of the offer and allotment of the relevant shares will be included in the new offer letter.

C.R. Hart
Managing Director
17 July 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WALTER JOHN DEWE
Date of last notice	16 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding by 500 Savings Pty Ltd as Trustee of the Director's Share Savings Plan
Date of change	1. 16 July 2007 – Direct 2. 31 July 2007 - Indirect
No. of securities held prior to change	1,719,602 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	1. 5,000 Shares 2. 971 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $5,000 2. $1,250
No. of securities held after change	1,725,573 Shares 1,000,000 30/11/2009 Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Share Purchase Plan Entitlement 2. On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEO Australia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

July 31, 2007

Dear Shareholder

2007 JULY MEO AUSTRALIA LIMITED DISADVANTAGED SHAREHOLDERS SHARE PURCHASE PLAN ("JULY SPP")

Summary

- ***The July SPP is to give investors who purchased MEO Australia Limited shares between 5 June 2007 and 7 June 2007 and, through no fault of their own, were unable to participate in the recent share purchase plan, the opportunity to subscribe for shares on similar terms to the recent share purchase plan***
- ***Eligible shareholders entitled to purchase up to $5,000 of ordinary new shares***
- ***Issue Price will be A$1.00 per ordinary new share***
- ***Application will be made for the listing on Australian Securities Exchange of all securities offered pursuant to this SPP***
- ***No brokerage or additional transaction costs***
- ***Offer closes 5.00 pm (EST) on August 10, 2007 or earlier/later at the discretion of the Directors***

MEO Australia Limited (ASX: MEO, "Company") is pleased to enclose details of the Company's share purchase plan (Plan).

The Company has obtained relief from ASIC to allow it to make an offer on similar terms to its recent 2007 MEO Australia Limited Share Purchase Plan ("June SPP") to those investors who purchased shares between 5 June 2007 and 7 June 2007 and, through no fault of their own, were unable to participate in the June SPP due to certain share transactions not settling by the relevant record date for the June SPP. The Company is offering those relevant investors the opportunity to subscribe for up to $5,000 worth of new fully paid ordinary shares in the capital of the Company at a price of A$1.00 per share, the same price paid by participants in the recent June SPP. The Company is able to make this offer to shareholders without providing a disclosure document in accordance with relief provided by the Australian Securities and Investments Commission under subsection 741(1) of the Corporations Act 2001.

The terms and conditions of the Plan are set out in this letter and the enclosed application form. By accepting the offer to apply for new shares under the Plan, you agree to be bound by these terms and conditions and the constitution of the Company.

Share Purchase Plan Details

The offer of shares under the Plan is part of the second step of a major capital raising initiative undertaken by the Company. On 4 June 2007, the Company announced that it had undertaken a placement of 41.25 million fully paid ordinary shares at an issue price of A$1.00 per share to certain institutional and sophisticated investors to raise approximately $41 million before costs ("Placement").

The purposes of the Plan are to:

- ***give investors who purchased shares between 5 June 2007 and 7 June 2007 and, through no fault of their own did not receive an offer under the June SPP, the opportunity to subscribe for shares on similar terms to the June SPP; and***

- ***raise additional funds for the Company which, combined with the funds raised under the Placement, will be used to fund working capital requirements for the ongoing development of the proposed Gas-to-Liquid projects and the hydrocarbon exploration and appraisal activities in the Company's permit, NT/P68.***

Eligibility

The offer is made to each investor who:

(a) purchased shares between 5 June 2007 and 7 June 2007 inclusive;

(b) did not receive an offer under the June SPP because, through no fault of that investor, the purchase of the shares did not settle on or before the record date for the June SPP, 13 June 2007; and

(c) whose address (as recorded in the registry of shareholders) is in Australia or New Zealand

There is no minimum current shareholding requirement to be eligible to participate. The Company has determined that it is not lawful or practical for shareholders in other jurisdictions to participate in the Plan. The offer under the Plan is non-renounceable and therefore eligible shareholders may not transfer their rights to subscribe for shares under the Plan.

Price of Shares Offered Under the Plan

The issue price for each new fully paid ordinary share offered under the Plan is A$1.00. The issue price represents approximately a 5% discount to the weighted average share price over the five trading days prior to the Trading Halt announcing the farm-out and Placement.

Price Risk

The market price of the Company's shares may rise or fall between the date of the offer and the date when the new shares are issued. This means that the price you pay for the new shares under the Plan might exceed the market price of Company's shares at the time the new shares are issued. Any change in the market price of the Company's shares will not change the issue price of A$1.00 under the Plan.

Entitlement

If you are eligible to participate in the Plan, you may select only one of the following three alternative offers to apply for new shares:

Alternative	Number of New Shares	Amount Payable
Offer A	5000	A$5,000
Offer B	3000	A$3,000
Offer C	1000	A$1,000

Limit on Participation

The maximum value of shares that may be applied for under this Plan is A$5,000. In order to comply with Australian Securities and Investments Commission relief in respect of the Plan, the maximum value of new shares each eligible shareholder (irrespective of the size of their shareholding) may apply for under this Plan or similar arrangements is A$5,000 over any twelve month period. This limit will apply even if you receive more than one offer from the Company (for example, because you are a joint holder of shares or because you

hold more than one shareholding under separate share accounts). However, if on the Record Date, a trustee or nominee is expressly noted on the register of members as holding ordinary shares on account of another person (Beneficiary): the Beneficiary is taken to be the registered holder in regard to those shares; and any application for the issue of shares by the trustee or nominee, is taken to be an application by the Beneficiary. The Company reserves the right to reject any application for new shares where it believes this requirement has not been complied with.

Allocation of New Shares

Under the ASX Listing Rules, the Company may generally issue up to 30% of ordinary issued capital under a share purchase plan without shareholder approval provided certain conditions are met. Given the number of shareholders at the date of this letter, the Company will not issue greater than 30% of its existing share capital.

Costs of Participation

No brokerage, commission, stamp duty or other transaction costs will be payable by you in respect of the application for and issue of new shares under the Plan.

Offering Opening and Closing Dates

The offer opens at 9.00 am EST on **31 July 2007.**
The offer closes at 5.00 pm EST on **10 August 2007.**

The Company may vary the date for closing the offer and will announce any such variation to the Australian Securities Exchange.

Acceptance Instructions

To accept the offer, complete the application form and select the offer with respect to the number of shares you wish to apply for. The completed application form with a cheque made payable to "MEO Australia Limited – Subscription Account" and crossed "Not Negotiable" for the amount payable by you for the shares should be received by Link Market Services Ltd no later than 5.00 pm (EST) on the closing date of the offer.

Delivery details are as follows

By Hand:

Link Market Services Ltd
Level 12, 680 George Street
SYDNEY NSW

By Post:

Link Market Services Ltd
Locked Bag A14
SYDNEY SOUTH NSW 1235

Once you have accepted the offer you may not withdraw your acceptance. The Company reserves the right to reject your application and not issue any new shares to you if your application form is not completed correctly or your cheque is for an incorrect amount or does not clear within five business days of presentation.

Issue of New Fully Paid Ordinary Shares under the Plan

The new Shares are proposed to be issued and allotted on or about 17 August 2007. It is expected that the new shares will be quoted on ASX on or about 21 August 2007 and you should receive your holding statement or confirmation advice in respect of the new shares shortly after that date.

New fully paid ordinary shares issued under the Plan will rank equally and carry the same rights as existing fully paid ordinary shares in the Company.

Administration of the Plan

The Plan is administered by the Board of the Company. The Board may adopt such administrative procedures as it thinks appropriate in relation to the Plan. The Board may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, offer, acceptance or shares, and the decision of the Board will be conclusive and binding on all participants and other persons to whom the

determination relates. The Board reserves the right to waive compliance with any provision of these terms and conditions. The Board may reject any application form for any reason and may scale back acceptances.

Modification and Termination

Subject to the *Corporations Act 2001* and the ASX Listing Rules, the Company may modify or terminate the Plan at anytime, and may also implement another Plan in the future, but it is not obliged to do so. The Company will notify the ASX of any modification or termination of the Plan.

Acknowledgements

Participation in the Plan is entirely optional and the Company does not make any recommendation or give any advice regarding whether eligible shareholders should participate in the Plan. You should consult your professional adviser in relation to this offer and your participation in the Plan.

By accepting an offer under the Plan, you acknowledge and agree that:

- ***you have read, understood and agree to be bound by the terms and conditions of the Plan;***
- ***the aggregate of the application price for the new shares the subject of the application and any other shares and interests in the class applied for by you under the Plan or a similar arrangement in the 12 months prior to the application for new shares under the Plan does not exceed $5,000;***
- ***you have sought such professional advice in relation to the Plan as you deem necessary; and,***
- ***you agree to be bound by the constitution of the Company.***

Contacts:

If you have any questions about the Plan please contact either:

Mr Colin Naylor, the Company Secretary on 03 9614 0430, by email at: admin@meoaustralia.com.au or **Link Market Services Ltd on 1300 558 249.**

Yours sincerely



Colin H Naylor
Company Secretary
MEO Australia Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 100,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

5 Issue price or consideration

> $0.50 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Exercise of 100,000 30/11/2009 options

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> 1/08/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
332,927,570	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,400,000	30/11/2009 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 07/08/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 2,004,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

$1.00 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Allotment of 2,004,000 shares pursuant to Share Purchase Plan

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

17/08/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
334,931,570	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,400,000	30/11/2009 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note. An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 07/08/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

NT/P68 DRILLING PROGRAM UPDATE

Key Points:

- **Fugro scheduled to commence geotechnical coring survey in 10 days**
- **Coring at Heron-2 location and three other option well locations**
- **Coring will also be conducted on Tassie Shoal in preparation for FEED studies**
- **CHC helicopter arrives in Darwin to service the West Atlas jack-up rig**
- **West Atlas on schedule for handover to MEO on September 22, 2007**

MELBOURNE, AUSTRALIA (August 21, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that all matters relating to the 2007 drilling campaign remain on schedule and with the incorporation of key Petrofac sub-surface and drilling management personnel, the Company has developed an extremely effective well management team.

Fugro Survey Pty Ltd is scheduled to commence geotechnical surveys in NT/P68 and at nearby Tassie Shoal on or about August 31, 2007. The NT/P68 survey involves the drilling of shallow boreholes (10m – 30m) into the seafloor at each well location. The Fugro Survey geotechnical vessel, M/V Markab, will drill the boreholes to confirm soil strength for the rig's legs on the seafloor.

Following this activity, the M/V Markab will move to Tassie Shoal to drill 30m to 100m boreholes at the proposed sites of the Company's LNG and methanol production projects. The subsoil data from the shoal would allow immediate commencement of front end engineering and design (FEED) studies for these projects in 2008 providing the 2007 drilling program confirms commercial gas resources in NT/P68.

The Company also notes the arrival in Darwin from Malaysia of the CHC Helicopter's Super Puma contracted to MEO to support the 2007 drilling campaign (photo below). The helicopter is finalizing Australian certifications and approvals and will be available to the NT/P68 Joint Venture from September 15, 2007.

The West Atlas jack-up rig is in the final stages of fit-out and commissioning. The rig is currently undergoing its endurance testing and approvals, with final rig inspection being conducted by Rig Inspection Services on behalf of the Company. Kepel FELS is scheduled to release the completed rig to the owner (Seadrill) on September 15, 2007, with handover to MEO expected by September 22, 2007. At this time, the rig will be loaded in Singapore onto the Sealift heavy transport vessel for delivery into Darwin harbour by the end of September. The West Atlas will then be loaded with crew and materials, and wet towed to the Heron-2 well location. MEO expects to spud Heron-2 on or about October 6, 2007.

The Company looks forward to a safe and successful drilling campaign.

C.R. Hart
Managing Director
21 August 2007

CHC Helicopter's Super Puma in Darwin contracted to MEO



West Atlas in final stages of fit-out (rig derrick)



MEO Australia Limited
ABN 43 066 447 952

RECEIVED
2008 AUG 27 A

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

COMMONWEALTH APPROVAL OBTAINED FOR NT/P68 DRILLING PROGRAM

Key Points:

- **West Atlas drilling program in NT/P68 not deemed a controlled action**
- **MEO obtains Commonwealth environmental approval to drill wells**

MELBOURNE, AUSTRALIA (August 28, 2007) -- MEO Australia Limited (ASX: MEO) advises that the Commonwealth Department of the Environment and Water Resources has determined that the Company's 2007 drilling campaign is not a controlled action and as such does not require assessment and approval by the Minister of the Environment and Water Resources. The 2007 drilling campaign in Exploration Permit NT/P68 can therefore proceed as scheduled.

The Company lodged the Referral documentation (EPBC 2007/3569) with the Department on July 20, 2007 seeking approval to drill the planned wells. This documentation, summarizing the drilling program and environmental management of the proposed activities, was published on the Departments website for 10 days to allow public review and consultation. MEO conducted consultation with a number of interest groups including the commercial fishermen to ensure that its upcoming drilling activities do not negatively impact on the environment or commercial undertakings in the region.

The Fugro Surveys vessel, M/V Markab, later this week is due to commence the drilling of shallow boreholes at each well location and close to the proposed site of the Company's LNG and methanol production projects on Tassie Shoal. Approval to undertake coring at the shoal was received in 2002 at the same time the Commonwealth granted approval for MEO to install and operate the methanol production projects on the shoal.

The Company will continue to work closely with the Commonwealth and Northern Territory statutory authorities to ensure completion of its projects without environmental incident by utilizing best environmental management practices.

C.R. Hart
Managing Director
28 August 2007

MEOAustralia
energy for the future

MEO ENVIRONMENT POLICY

To prevent or minimize any possible environmental impact as a result of its operations, MEO Australia Limited. and its subsidiary companies commits, and will encourage its employees and those companies providing services to MEO Australia Limited. or its subsidiaries, to:

- *comply, at a minimum, with applicable laws, regulations, standards and guidelines for the protection of the environment and in their absence adopt the best practicable means to prevent or minimise adverse environmental impacts;*
- *work and consult with appropriate government agencies drafting policies laws, regulations or procedures to protect the environment;*
- *ensure that adequate waste management practices are carried out based on the prevention, minimisation, recycling, treatment and disposal of wastes;*
- *provide adequate training to enable employees to adopt environmentally responsible work practices and to be aware of their environmental responsibilities;*
- *develop emergency plans and procedures so that incidents can be responded to in a timely and effective manner;*
- *develop and maintain management systems to identify, control and monitor risks and compliance with government regulations and industry guidelines;*
- *monitor environmental effects and assess environmental performance at all stages of exploration, development, production and rehabilitation; and communicate openly with government, non-government bodies and the public in a timely manner on environmental issues which relate to MEO Australia Limited operations.*

Christopher Hart
Managing Director

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

WELLSITE AND TASSIE SHOAL CORING UNDERWAY

Key Points:

- **M/V Markab completes shallow sampling at each well site**
- **Vessel moving to Tassie Shoal to commence deep core sampling**

MELBOURNE, AUSTRALIA (September 12, 2007) -- MEO Australia Limited (ASX: MEO) advises that the Fugro Surveys vessel, M/V Markab, has just completed the drilling of shallow boreholes and recovering core samples in NT/P68 at the Heron-2 well location and each of the second well option locations: Heron-3B, Heron-3C and Blackwood-1.

The sampling provides soil stability data for the seafloor at each well location and estimates the seabed penetration for the legs of the jack-up rig. This information is necessary to ensure full insurance cover for the rig while under contract to MEO.

The M/V Markab is expected to move location later today to drill deeper boreholes and recover core samples at the proposed sites of the Company's LNG and methanol production projects on Tassie Shoal, some 25 kilometres east of NT/P68. The subsoil data from the shoal would allow immediate commencement of front end engineering and design (FEED) studies of the substructural elements for these projects providing the 2007 drilling program confirms commercial gas resources in NT/P68.

The coring at Tassie Shoal is expected to be completed in three days.

C.R. Hart
Managing Director
12 September 2007

MEO Australia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

FUGRO INVERSION DATA PROVIDES POSITIVE INDICATIONS

Key Points:

- **Inversion study delineates Darwin and Elang/Plover gas charged reservoirs**
- **Inversion results increases confidence in resource potential**
- **Jack-up rig on schedule for October 6 spud**

MELBOURNE, AUSTRALIA (September 12, 2007) -- MEO Australia Limited (ASX: MEO) advises that further processing by Fugro Jason Pty Ltd of the 3D seismic data acquired by the Company in 2006 over the Epenarra and Heron structures has been completed. Fugro was engaged to analyse the amplitude information from the acoustic data of the 3D seismic survey to define the P-impedance properties (rock density) of the gas charged reservoirs identified by the Heron-1 well.

The P-impedance mapping assists in locating fracture induced porosities and thus the sweet spots in the reservoirs. It can also locate possible gas saturation, differentiating between gas and water filled reservoirs.

Fugro integrated all available geoscience data (well, seismic and petrology) into a single model through a pre-stack inversion process to provide better characterization of hydrocarbon reservoirs. The process allows the identification of the gas charged zones and is utilized to reduce the drilling risks. MEO is one of the first companies to use this process in Australia.

Plate 1 shows a dip seismic section (in time) of P-impedance over the Epenarra Darwin Formation and deeper Heron Plover Formation structures. The zones with red and yellow shadings are the reservoir sections with higher impedance. The dark zone immediately under Epenarra is the Echuca Formation shale (lower impedance), which is a prolific hydrocarbon source rock in this region. Plate 2 is a strike seismic section (in time) showing the same features.

The broken red shaded higher impedance zone of the Heron Plover Formation is interpreted to be indicative of extensive fracturing (necessary to improve gas flow rates) and gas saturation. The continuous solid red zones on the lower flanks in Plates 1 and 2 are interpreted as indicative of water saturation outside structural closure, below the gas water contact.

Plate 3 shows a close-up view of the Epenarra Darwin Formation reservoir. The P-impedance data provides greater detail within the actual reservoir section clearly delineating between the upper sealing facies (A and B) and the lower gas charged, fractured interval (Facies C).

Plate 1


Epenarra
Echuca Shoal Formation
Heron North
Heron South

Plate 2


Epenarra
Heron North

Plate 3


Epenarra
Facies A & B
Facies C

The Furgo inversion analysis has increased the Company's confidence in its mapping and interpretation of the target structures, the potential presence of hydrocarbons in the main reservoir units and optimal locating of the planned wells.

The West Atlas jack-up rig has completed endurance testing, inspections and compliance approvals. The rig constructor, Kepel FELS is scheduled to release the completed rig to the owner (Seadrill) today, with the formal naming ceremony occurring on September 15, 2007. Handover to MEO is still expected to occur on September 22, 2007. The rig will be loaded in Singapore onto the heavy transport vessel, the Blue Marlin, for delivery into Darwin harbour by the end of September. The West Atlas will then be provisioned and wet towed to the Heron-2 well location. MEO expects to spud Heron-2 on or about October 6, 2007.

C.R. Hart
Managing Director
12 September 2007

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2008 AUG 27 A 7:21

Notice of change of interests of substantial holder

To Company Name/Scheme: MEO Australia Limited

ACN/ARSN: 066 447 952

1. Details of substantial holder(1)

Name: Santos Limited and related bodies corporate (refer Annexure A)

ACN/ARSN (if applicable): 007 550 923

There was a change in the interests of the substantial holder on 03/05/2007

The previous notice was given to the company on 20/12/2006

The previous notice was dated 20/12/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	20,670,606	9.30%	20,670,606	7.52%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/05/2007	Santos Limited	Decrease due to Dilution	N/A	N/A	N/A

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos Limited	Santos Limited	Holder of Shares	20,670,606	7.52%
Limited				fully paid	ordinary
				shares	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos Limited and	Ground Floor, Santos Centre, 60 Flinders Street,
related bodies corporate	Adelaide SA 5000

Signature

print name JAMES LESLIE BAULDERSTONE capacity SECRETARY

sign here date 11/ 09 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom`e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure 'A' of 2 pages referred to in Form 604 "Notice of Change of Interests of Substantial Holder" dated 11 September 2007 and signed by me.

James Leslie Baulderstone
11 September 2007

SANTOS LTD

A.B.N. 80 007 550 923

GROUP COMPANIES

	A.B.N. or Company Number
ALLIANCE PETROLEUM AUSTRALIA PTY LTD	60 004 559 951
ASSOCIATED PETROLEUM PTY LTD	96 010 760 193
BARRACUDA LIMITED	14694
BASIN OIL PTY LTD	36 000 628 017
BONAPARTE GAS & OIL PTY LIMITED	72 060 530 109
BOSTON L.H.F. PTY LTD	60 006 992 392
BRIDGEFIELD PTY LTD	27 010 461 819
BRIDGE OIL DEVELOPMENTS PTY LIMITED	30 001 152 049
BRIDGE OIL EXPLORATION PTY LIMITED	90 008 463 401
BRONCO ENERGY PTY LIMITED	70 121 979 664
CANSO RESOURCES PTY LTD	43 002 133 833
COVEYORK PTY LIMITED	44 083 868 259
DOCE PTY LTD	60 010 498 487
FAIRVIEW PIPELINE PTY LTD	30 118 281 333
FARMOUT DRILLERS PTY LTD	54 000 393 635
GIDGEALPA OIL PTY LTD	55 111 573 883
KIPPER GS PTY LTD	63 086 449 809
LAVANA LIMITED	1-32230
MOONIE OIL PTY LTD	65 009 713 188
MOONIE PIPELINE COMPANY PTY LTD	18 009 719 484
NOVUS NOMINEES PTY LTD	11 094 398 937
PETROMIN PTY LTD	41 009 778 787
REEF OIL PTY LTD	70 000 646 800
SANRO INSURANCE PTE LTD	200202340M
SANTOS LIMITED	80 007 550 923
SANTOS (299) PTY LTD	95 008 953 991
SANTOS AMERICAS AND EUROPE CORPORATION	* 118 031 986
SANTOS ASIA PACIFIC PTY LTD	95 050 485 099
SANTOS AUSTRALIAN HYDROCARBONS PTY LTD	83 010 850 487
SANTOS (BAWEAN) PTY LTD	17 099 332 162
SANTOS (BBF) PTY LTD	58 116 866 016
SANTOS (BOL) PTY LTD	35 000 670 575
SANTOS BRANTAS PTY LTD	35 110 095 031
SANTOS CARBON PTY LTD	14 005 699 436
SANTOS CSG PTY LTD	72 121 188 654
SANTOS DARWIN LNG PTY LTD	63 008 651 269
SANTOS DIRECT PTY LTD	62 108 846 288
SANTOS (DONGGALA) PTY LTD	29 110 762 519
SANTOS EGYPT PTY LTD	12 109 652 333
SANTOS EXPLORATION PTY LTD	77 005 784 305
SANTOS FACILITIES PTY LTD	42 008 031 007
SANTOS FINANCE LTD	81 002 799 537
SANTOS (GLOBE) PTY LTD	58 096 954 693
SANTOS GNUCO PTY LTD	39 066 042 411

.../2

SANTOS HIDES LTD	1-30340
SANTOS INTERNATIONAL HOLDINGS PTY LTD	57 057 585 869
SANTOS INTERNATIONAL OPERATIONS PTY LTD	86 010 546 308
SANTOS INTERNATIONAL VENTURES PTY LTD	60 123 982 749
SANTOS (JPDA 06-104) PTY LTD	44 119 728 504
SANTOS (JPDA 91-12) PTY LTD	44 056 937 752
SANTOS (MADURA OFFSHORE) PTY LTD	70 085 618 711
SANTOS (NARNL COOPER) PTY LTD	75 004 761 255
SANTOS (NGA) PTY LTD	25 091 824 798
SANTOS NIUGINI EXPLORATION LIMITED	C11440
SANTOS (N.T.) PTY LTD	63 008 481 990
SANTOS (NTH BALI I) PTY LTD	83 106 393 622
SANTOS OFFSHORE PTY LTD	38 005 475 589
SANTOS OIL EXPLORATION (MALAYSIA) SDN BHD (In Liquidation)	162220-K
SANTOS (PAPALANG) PTY LTD	97 104 796 429
SANTOS PETROLEUM PTY LTD	95 000 146 369
SANTOS PETROLEUM MANAGEMENT PTY LTD	53 009 898 284
SANTOS PETROLEUM OPERATIONS PTY LTD	89 010 829 017
SANTOS (POPODI) PTY LTD	18 104 796 410
SANTOS QNT PTY LTD	33 083 077 196
SANTOS QNT (NO. 1) PTY LTD	54 083 077 221
SANTOS QNT (NO. 2) PTY LTD	52 083 077 276
SANTOS QUEENSLAND CORP	* 111 733 969
SANTOS RESOURCES PTY LTD	55 010 407 664
SANTOS (SAMPANG) PTY LTD	50 079 873 377
SANTOS (SPV) PTY LTD	64 116 866 043
SANTOS (TGR) PTY LTD	29 098 099 908
SANTOS TIMOR SEA PIPELINE PTY LTD	61 003 111 573
SANTOS TOG CORP	* 102 958 734
SANTOS TOGA PTY LTD	46 077 536 871
SANTOS TPC PTY LTD	66 107 141 980
SANTOS TPY CORP	* 102 958 707
SANTOS TPY CSG CORP	* 108 566 052
SANTOS UK (KAKAP 2) LIMITED	03115420
SANTOS VIETNAM PTY LTD	17 119 317 270
SANTOS (WARIM) PTY LTD	76 078 717 101
SESAP PTY LTD	87 078 847 257
TMOC EXPLORATION PROPRIETARY LIMITED	45 010 118 822
TRANSOIL PTY LTD	12 009 729 113
VAMGAS PTY LTD	76 006 245 110

* A.R.B.N

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	MEO Australia Limited
ACN/ARSN	066 447 952

1. Details of substantial holder(1)

Name	Santos Limited and related bodies corporate (refer Annexure A)
ACN/ARSN (if applicable)	007 550 923

There was a change in the interests of the substantial holder on	16/07/2007
The previous notice was given to the company on	11/09/2007
The previous notice was dated	11/09/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	20,670,606	7.52%	20,670,606	6.21%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/05/2007	Santos Limited	Decrease due to Dilution	N/A	N/A	N/A

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos Limited	Santos Limited	Holder of Shares	20,670,606	6.21%
Limited				fully paid	ordinary
				shares	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos Limited and related bodies corporate	Ground Floor, Santos Centre, 60 Flinders Street, Adelaide SA 5000

Signature

print name JAMES LESLIE BAULDERSTONE capacity SECRETARY

sign here date 11/ 09 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure 'A' of 2 pages referred to in Form 604 "Notice of Change of Interests of Substantial Holder" dated 11 September 2007 and signed by me.

James Leslie Baulderstone
11 September 2007

SANTOS LTD

A.B.N. 80 007 550 923

GROUP COMPANIES

	A.B.N. or Company Number
ALLIANCE PETROLEUM AUSTRALIA PTY LTD	60 004 559 951
ASSOCIATED PETROLEUM PTY LTD	96 010 760 193
BARRACUDA LIMITED	14694
BASIN OIL PTY LTD	36 000 628 017
BONAPARTE GAS & OIL PTY LIMITED	72 060 530 109
BOSTON L.H.F. PTY LTD	60 006 992 392
BRIDGEFIELD PTY LTD	27 010 461 819
BRIDGE OIL DEVELOPMENTS PTY LIMITED	30 001 152 049
BRIDGE OIL EXPLORATION PTY LIMITED	90 008 463 401
BRONCO ENERGY PTY LIMITED	70 121 979 664
CANSO RESOURCES PTY LTD	43 002 133 833
COVEYORK PTY LIMITED	44 083 868 259
DOCE PTY LTD	60 010 498 487
FAIRVIEW PIPELINE PTY LTD	30 118 281 333
FARMOUT DRILLERS PTY LTD	54 000 393 635
GIDGEALPA OIL PTY LTD	55 111 573 883
KIPPER GS PTY LTD	63 086 449 809
LAVANA LIMITED	1-32230
MOONIE OIL PTY LTD	65 009 713 188
MOONIE PIPELINE COMPANY PTY LTD	18 009 719 484
NOVUS NOMINEES PTY LTD	11 094 398 937
PETROMIN PTY LTD	41 009 778 787
REEF OIL PTY LTD	70 000 646 800
SANRO INSURANCE PTE LTD	200202340M
SANTOS LIMITED	80 007 550 923
SANTOS (299) PTY LTD	95 008 953 991
SANTOS AMERICAS AND EUROPE CORPORATION	* 118 031 986
SANTOS ASIA PACIFIC PTY LTD	95 050 485 099
SANTOS AUSTRALIAN HYDROCARBONS PTY LTD	83 010 850 487
SANTOS (BAWEAN) PTY LTD	17 099 332 162
SANTOS (BBF) PTY LTD	58 116 866 016
SANTOS (BOL) PTY LTD	35 000 670 575
SANTOS BRANTAS PTY LTD	35 110 095 031
SANTOS CARBON PTY LTD	14 005 699 436
SANTOS CSG PTY LTD	72 121 188 654
SANTOS DARWIN LNG PTY LTD	63 008 651 269
SANTOS DIRECT PTY LTD	62 108 846 288
SANTOS (DONGGALA) PTY LTD	29 110 762 519
SANTOS EGYPT PTY LTD	12 109 652 333
SANTOS EXPLORATION PTY LTD	77 005 784 305
SANTOS FACILITIES PTY LTD	42 008 031 007
SANTOS FINANCE LTD	81 002 799 537
SANTOS (GLOBE) PTY LTD	58 096 954 693
SANTOS GNUCO PTY LTD	39 066 042 411

.../2

SANTOS HIDES LTD	1-30340
SANTOS INTERNATIONAL HOLDINGS PTY LTD	57 057 585 869
SANTOS INTERNATIONAL OPERATIONS PTY LTD	86 010 546 308
SANTOS INTERNATIONAL VENTURES PTY LTD	60 123 982 749
SANTOS (JPDA 06-104) PTY LTD	44 119 728 504
SANTOS (JPDA 91-12) PTY LTD	44 056 937 752
SANTOS (MADURA OFFSHORE) PTY LTD	70 085 618 711
SANTOS (NARNL COOPER) PTY LTD	75 004 761 255
SANTOS (NGA) PTY LTD	25 091 824 798
SANTOS NIUGINI EXPLORATION LIMITED	C11440
SANTOS (N.T.) PTY LTD	63 008 481 990
SANTOS (NTH BALI I) PTY LTD	83 106 393 622
SANTOS OFFSHORE PTY LTD	38 005 475 589
SANTOS OIL EXPLORATION (MALAYSIA) SDN BHD (In Liquidation)	162220-K
SANTOS (PAPALANG) PTY LTD	97 104 796 429
SANTOS PETROLEUM PTY LTD	95 000 146 369
SANTOS PETROLEUM MANAGEMENT PTY LTD	53 009 898 284
SANTOS PETROLEUM OPERATIONS PTY LTD	89 010 829 017
SANTOS (POPODI) PTY LTD	18 104 796 410
SANTOS QNT PTY LTD	33 083 077 196
SANTOS QNT (NO. 1) PTY LTD	54 083 077 221
SANTOS QNT (NO. 2) PTY LTD	52 083 077 276
SANTOS QUEENSLAND CORP	* 111 733 969
SANTOS RESOURCES PTY LTD	55 010 407 664
SANTOS (SAMPANG) PTY LTD	50 079 873 377
SANTOS (SPV) PTY LTD	64 116 866 043
SANTOS (TGR) PTY LTD	29 098 099 908
SANTOS TIMOR SEA PIPELINE PTY LTD	61 003 111 573
SANTOS TOG CORP	* 102 958 734
SANTOS TOGA PTY LTD	46 077 536 871
SANTOS TPC PTY LTD	66 107 141 980
SANTOS TPY CORP	* 102 958 707
SANTOS TPY CSG CORP	* 108 566 052
SANTOS UK (KAKAP 2) LIMITED	03115420
SANTOS VIETNAM PTY LTD	17 119 317 270
SANTOS (WARIM) PTY LTD	76 078 717 101
SESAP PTY LTD	87 078 847 257
TMOC EXPLORATION PROPRIETARY LIMITED	45 010 118 822
TRANSOIL PTY LTD	12 009 729 113
VAMGAS PTY LTD	76 006 245 110

* A.R.B.N

MEO AUSTRALIA LIMITED

(formerly Methanol Australia Limited)

ABN 43 066 447 952

MEOAustralia
energy for the future

FINANCIAL REPORT

2007

Corporate Directory

Directors
Warwick Bisley (Chairman)
Christopher R Hart (Managing Director)
Walter J Dewé
John A Newton
Andrew J Rigg
James M D Willis

Company Secretary
Colin H Naylor
Level 17, 500 Collins Street
Melbourne, Victoria 3000 Australia

Registered Office and Principal Operations Office
Level 17, 500 Collins Street
Melbourne, Victoria 3000 Australia
Telephone +61 (3) 9614 0430
Facsimile +61 (3) 9614 0660
Email: admin@meoaustralia.com.au

Share Registrar
Link Market Services Limited
Level 9, 333 Collins Street
Melbourne, Victoria 3000 Australia
Telephone +61 (3) 9615 9800
Facsimile +61 (3) 9615 9900

Auditor
Ernst & Young
8 Exhibition Street
Melbourne, Victoria 3000 Australia

Stock Exchange Listing
ASX Limited
Level 45, South Tower, Rialto
525 Collins Street
Melbourne, Victoria 3000 Australia

ASX Code: MEO
Website www.meoaustralia.com.au

Incorporated 14 September 1994
Victoria, Australia

Contents

FORWARD LOOKING STATEMENTS

This Financial Report includes certain forward-looking statements that have been based on current expectations about future acts, events and circumstances. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause those acts, events and circumstances to differ materially from the expectations described in such forward-looking statements.

These factors include, among other things, commercial and other risks associated with the meeting of objectives and other investment considerations, as well as other matters not yet known to the Company or not currently considered material by the Company.

DIRECTORS' REPORT
FOR THE YEAR ENDED 30 JUNE 2007

The directors of MEO Australia Limited (variously the "Company", "MEO" and "MEO Australia") submit their report for the financial year ended 30 June 2007. MEO Australia is a company limited by shares, incorporated and domiciled in Australia.

DIRECTORS

The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. The directors were in office during the entire period unless otherwise stated.

Warwick Bisley B.Eng (Mech) (Hons) FTSE, FRACI, FIE Aust, MAICD *Chairman*
(Appointed 18 October 2001)

Mr Bisley is a mechanical engineer with extensive international and senior management experience in the petrochemical industry. Mr Bisley who has served as a non-executive director since appointment to the Board was appointed Chairman on 1 July 2005. Mr Bisley serves on the Remuneration and Nomination Committee.

Christopher R Hart FAICD *Managing Director*
(Appointed 21 June 1995)

Mr Hart has wide corporate and commercial experience in the oil and gas industry with a primary focus towards gas marketing and utilisation. Mr Hart is the Company's Managing Director and is responsible for the exploration and appraisal programme in the Company's exploration permit, NT/P68 and ongoing development of the methanol and LNG Projects.

Walter J Dewé MA FAICD *Executive Director, Commercial*
(Appointed 28 November 1997)

Mr Dewé is a petroleum engineer and has an extensive international commercial and technical background in petroleum production and processing industries. Mr Dewé serves on the Audit Committee.

John A Newton *Non-Executive Director*
(Appointed 11 December 2006)

Mr John Newton is Executive Chairman of Xtract Energy Plc, an AIM (UK) listed energy company based in London and major shareholder in MEO. Mr Newton has a background in international stockbroking, accounting and corporate finance. Mr Newton has a Diploma of Commerce and is a Member of the Real Estate and Stock Institute. Mr Newton serves on the Remuneration and Nomination Committee.

Andrew J Rigg B. Sc MAICD *Non-Executive Director*
(Appointed 28 November 1997)

Mr Rigg is a petroleum geologist with wide experience in significant Australian and international petroleum exploration and production projects, including CO_2 sequestration. Mr Rigg is a Non-Executive Director and Deputy Chairman for Mosaic Oil NL and Non-Executive Director for Anzon Australia Ltd. Mr Rigg is Chairman of the Audit Committee.

James M D Willis LL.M (Hons) Dip Acc *Non-Executive Director*
(Appointed 28 November 1997)

Mr Willis is the managing director of a group of Melbourne based privately controlled oil and gas exploration companies having been until March 2007 a resources lawyer specialising in oil and gas matters and having extensive experience in all aspects of the commercial and contractual framework for the conduct of oil and gas exploration and production. Mr Willis is Chairman of the Remuneration and Nomination Committee.

Company Secretary
Mr Colin Naylor was appointed MEO Australia Limited Chief Financial Officer on 5 February 2007 and Company Secretary on 23 February 2007. Mr Naylor has previously worked in senior financial roles in major resource companies and is a Fellow of CPA Australia.

CHANGE OF NAME

On 19 January 2007, with the approval of the members given in general meeting on 16 January 2007, the Company changed its name to MEO Australia Limited from Methanol Australia Limited.

The Company has used the former name since 2000, during which time the development of the Tassie Shoal Methanol Project ("TSMP") has been the Company's main undertaking and principal focus.

The Company's activities now embrace a second gas-to-liquid project (GTL), the Timor Sea LNG Project ("TSLNG"), and the NT/P68 oil and gas exploration permit. Success in the exploration and appraisal drilling planned for NT/P68, will result in a further broadening to the Company's operational profile.

While less specific, the new name does not completely move away from its methanol roots as the Company has assigned the words Methanol, Energy and Oil to "MEO".

PRINCIPAL ACTIVITIES

The principal activities of the Company during the year were the development of the Tassie Shoal Methanol Project, the Timor Sea LNG Project and oil and gas exploration in NT/P68, unchanged from the previous year.

The Company had 9 employees at 30 June 2007 including directors (2006: 8). The Company also engages a number of full and part time consultants to assist in the development and management of its various activities.

RESULTS FOR THE YEAR

The net loss of the Group for the financial year, after provision for income tax, was $3,370,651 (2006: loss after tax of $1,108,168).

The successful drilling and commercialisation of any commercial oil and gas discoveries in NT/P68 and/or the development of the Company's methanol and LNG Projects could ultimately lead to the establishment of a profitable business. While the Company is in the exploration/appraisal stage of drilling for hydrocarbons in NT/P68 and in the project development phase, funding will come from equity capital raised by the issue of new shares and farm out or joint development arrangements with other companies.

Dividends

No dividend has been paid, provided or recommended during the financial year and to the date of this report (2006: nil).

Review of Financial Condition

At balance date the Company held cash and cash equivalents of $70,929,204. During the year the Company increased the cash balance by $69,439,832 (before foreign exchange fluctuations) following net capital raisings of $85,804,768 which were used to meet exploration and project cash outflows of $14,794,046 and net corporate costs ($1,570,890).

Share Issues

During the year the Company raised a total of $80,221,659 (excluding transaction costs) from:

- the net proceeds of sale by the trustee of shares pursuant to the Trustee Share Scheme - $1,093,950
- the proceeds from the issue of 52,706,288 shares at an issue price of 22.5 cents, with a free attaching 30 April 2007, option exercisable at 25 cents, resulting from a placement and subsequent underwritten entitlement offer to the members - $11,858,915
- the cash proceeds from the exercise of 4,050,000 30 September 2006 options at 20 cents - $810,000
- the proceeds from the exercise of 52,635,177 30 April 2007 options at 25 cents - $13,158,794
- the proceeds from a placement of 25,000,000 shares at an issue price of 48 cents - $12,000,000
- the proceeds from a placement of 41,250,000 shares at an issue price of $1.00 - $41,250,000
- the cash proceeds from the exercise of 100,000 30 November 2009 options at 50 cents - $50,000

DIRECTORS' REPORT (continued)
FOR THE YEAR ENDED 30 JUNE 2007

Since balance date the year the Company has raised a total of $18,240,000 from the allotment of shares in the Share Purchase Plan. As at 30 June 2007 MEO had received $7,852,000 in Share Purchase Plan applications with a further $10,388,000 in Share Purchase Plan applications received during July and August.

Trustee Share Sales

During the year the trustee of the trustee share plan, Doravale Enterprises Pty Ltd, sold 5,500,000 shares held subject to the plan, which raised $1,093,950 net of transaction costs.

At the date of this report there are 122,918 shares subject to the plan.

Share Options

30 November 2009 Options

During the year 6,900,000 30 November 2009 options exercisable at 50 cents were granted to directors, executives and other personnel. The options granted to directors were approved by shareholders at the Annual General Meeting held in November 2006 and General Meeting held in January 2007. 100,000 of the 30 November 2009 options were exercised during the year (cash proceeds received $50,000).

30 September 2006 Options

During the financial year 4,050,000 30 September 2006 options exercisable at 20 cents were exercised. The proceeds from the exercise of the options were $810,000.

30 April 2007 Options

During the financial year 52,635,177 30 April 2007 options exercisable at 25 cents each were exercised pursuant to the rights issue to shareholders, proceeds from the exercise totalled $13,158,794.

REVIEW OF OPERATIONS

Overview the Company's projects

The Company continues to develop the gas-to-liquid (GTL) production projects that focus on the conversion of natural gas into transportable and marketable commodities; chemical grade methanol and liquefied natural gas (LNG). The current focus for the Company is to establish commercial gas resources for each project from its exploration permit, NT/P68, which could possibly be complemented by the development of third party gas supply arrangements from other regional gas accumulations in the Bonaparte Basin.

On May 29, 2007, Petrofac Resources Limited (Petrofac) executed a farmin agreement to earn a participating interest in NT/P68. Petrofac agreed to meet 25% of the well costs associated with the 2007 appraisal drilling program to earn a 10% interest and has an option to increase this farm-in interest to 15% by funding 37.5% of the well costs.

Petrofac was also granted an option to participate in the proposed Tassie Shoal Methanol and Timor Sea LNG projects at the same equity participation levels as the farm-in. Petrofac's participating interest in the methanol project would reduce Air Products & Chemicals Inc (Air Products) 50% interest to 40%, or 35% if Petrofac exercises the option to increase its farm-in interest to 15% (MEO will retain its existing 50% interest). Petrofac's participating interest in the LNG project would reduce MEO's current 100% interest to 90%, or 85% if Petrofac exercises the option to increase its farm-in interest to 15%. Petrofac would earn its interests in the GTL projects by contributing to the initial front end engineering and design (FEED) costs and paying a NPI royalty to MEO from the Petrofac share of the project's eventual operating profits.

Petrofac brings strong engineering, procurement, construction and operational expertise to the NT/P68 joint venture through their engineering, procurement, contracting and facility management divisions. Petrofac also provides an experienced sub-surface team with specific skills in hydrocarbon production from fractured carbonates similar to the reservoir that is the main objective of the Epenarra prospect, and will second key personnel into the MEO team to help manage the 2007 drilling program. Following the completion of the 2007 drilling campaign and approval of the 2008 work program, Petrofac will assume the role of permit operator to manage the subsequent full appraisal of any resources confirmed in the permit and would operate the eventual upstream hydrocarbon production facilities.

Exploration Permit NT/P68 – Bonaparte Basin, Timor Sea (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas supply demands of the TSMP and the TSLNGP.

Epenarra, along with the other identified prospects in the permit, Heron North, Heron South, Blackwood and Seahawk, collectively, are estimated to have the potential for significant gas resources. The mean (P50) gas in place Contingent Resource for the Epenarra and Heron structures is estimated to exceed 11 Tcf. "Contingent Resources" are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage. The Epenarra and the deeper Heron South structures were intersected by the Heron-1 well drilled by Arco in 1972.

3D seismic data was acquired in late 2006 to improve structural mapping of Epenarra in the Darwin Formation and the deeper Heron Plover structures. The data was also used to identify the density, distribution and orientation of faults and fracturing within the 50m gas bearing zone of Epenarra intersected by the Heron-1 well, and to determine the optimum location for appraisal wells and production testing. During the year, a series of geoscientific studies were undertaken to better define the character of the potential gas accumulations in NT/P68 and the probability for commercial deliverability.

Fugro Jason Australia was engaged to conduct reservoir characterization studies of Epenarra utilizing Heron-1 well data and the new 3D seismic. The study demonstrated that areas of low impedance within the Darwin Formation were likely to correlate with better reservoir quality. This model assisted in the confirmation of the optimum locations for the appraisal wells, to be drilled later in 2007.

The Company has secured a new jack-up rig to drill up to three wells in NT/P68. The West Atlas is expected to be delivered to Darwin, Northern Territory on or about September 30, 2007, with a nominal spud date for the Heron-2 well of October 6, 2007. The Company has secured the necessary well casing, wellhead equipment and third party services for the drilling program and has completed well design and engineering.

A 3 Mtpa LNG plant would require approximately 3 Tcf of gas to operate for 20 years. A methanol production project, utilizing the poorer quality (high CO_2) gas that is prognosed to be in the deeper Elang/Plover Formation requires approximately 1.3 Tcf of gas to operate for 20 years.

Tassie Shoal Methanol Project (TSMP) (MEO 50%)

The Company proposes the staged south-east Asian construction of two large natural gas reforming and methanol production plants, each with an annual production capacity of 1.8 million tonnes on its own concrete gravity structure (CGS). The completed plants will be towed to Tassie Shoal and the CGS grounded on the shoal for operation. Tassie Shoal is an area of shallow water in the Australian waters of the Timor Sea approximately 275 km north-west of Darwin, Northern Territory.

Significantly, the Company has received Commonwealth environmental approvals to install and operate both stages of the project. This approval is current until 2052. The Company has also applied for an Infrastructure Licence over the submerged lands of the shoal. In 2004 the Company entered into an arrangement to jointly develop the TSMP with a US based industrial gas and energy company, Air Products. As part of the NT/P68 farmin agreement, Petrofac has the right earn a participating interest in the TSMP and join the development team.

During the year, the TSMP project team further optimized the design of the plant and concrete substructure and has continued to progress the resolution of various commercial matters, including gas supply options, so that Front End Engineering and Design (FEED) studies can commence once the gas supply is confirmed. The FEED studies would fully define and cost the methanol production facilities in preparation for the selection of a suitable Engineering Procurement and Construction (EPC) contractor to construct the facilities.

At this stage no contracts for the supply of gas have been entered into. While no assurances can be given, the Company is confident that it will be able to source gas supply from one or more accumulations in the vicinity of Tassie Shoal, including the gas prospects to be drilled in NT/P68.

Timor Sea LNG Project (TSLNGP) (MEO 90%)

The proposed Timor Sea LNG Project has also been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The LNG and adjacent methanol projects will be able to share infrastructure, logistic support systems and benefit from a number of production process synergies. As part of the NT/P68 farm-in agreement, Petrofac has the right to earn a participating interest in the TSLNGP.

During the year the Company progressed various optimization studies for the LNG project. This included further design improvements to the DMR (dual mixed refrigerant) process and utilities sections of the plant and capital cost reviews. Additionally, Torp Technology was engaged to design a dedicated loading system for Tassie Shoal facilities based on the Torp HiLoad LNG technology. This loadout system utilizes CALM buoy technologies and flexible LNG hoses that have recently been fully certified for commercial use. The system avoids the requirement of an open sea jetty and the preliminary results of the study are encouraging. The loading system would significantly improve loading availability and avoid the higher operating costs associated with jetty docking and tug boat assistance. These improvements in design and plant performance continue to ensure that the project would maintain a competitive production cost position in the global LNG market.

In targeting the rapidly expanding markets in northeast Asia, the LNG project could provide a highly competitive LNG supply option to the buyers with clear capital cost, shipping delivery time and sovereign risk advantages. The world LNG market continues to demonstrate strong demand, particularly from north-east Asia, Europe and the USA.

In January 2007, the Australian Government extended the Major Project Facilitation status for the TSMP and granted the status to the TSLNGP. This status ensures that the Government's inward investment agency, Invest Australia, will work with MEO to progress the projects through any outstanding approvals process and identify relevant government programs that may assist the rapid development of the projects. Gas supply for the LNG plant could come from a number of regional gas fields. However, the Company believes the Epenarra Prospect in NT/P68 may offer suitable gas quantity and quality for the TSLNGP.

ENVIRONMENT, HEALTH AND SAFETY

The Company has adopted an environmental, health and safety policy and conducts its operations in accordance with the PACIA and APPEA Codes of Practice.

The Company's development activities on Tassie Shoal are subject to environment conditions specified in the Petroleum (Submerged Lands) Act, associated Regulations and Directions, as well as the Environment Protection and Biodiversity Conservation Act 1999. During the year there were no known contraventions by the Company of any relevant environmental regulations.

The upstream activity by the Company of 3D and 2D seismic surveys, wellsite surveys and 2007 drilling campaign all require Commonwealth and/or Territory environmental approvals and the preparation of Environment Plans to manage the conduct of the surveys and the contractors engaged by the Company to undertake the work. The various Environment Plans and contractor Safety Cases required approvals by the Northern Territory Department of Primary Industry, Fisheries and Mines.

The Company believes all injuries are avoidable and has policies and procedures to ensure employees and contractors manage safety accordingly. During the year there were no reported environmental, health or safety incidents.

Directors specifically addressed Health, Safety and Environment issues at each Board meeting during the year. The Company has engaged a Health and Safety advisor for the 2007 drilling campaign in NT/P68.

INDEMNIFICATION AND INSURANCE OF DIRECTORS

The Company paid a premium in respect of a contract insuring all directors of the Company against legal costs incurred in defending proceedings as permitted by section 199B of the Corporations Act 2001. Disclosure of premium details is prohibited under the policy.

BOARD AND COMMITTEE MEETINGS

The following table sets out the members of the Board of Directors and the members of the Committees of the Board, the number of meetings of the Board and of the Committees held during the year and the number of meetings attended during each director's period of office.

	Board of Directors		Audit Committee		Remuneration & Nomination Committee	
	Held	Attended	Held	Attended	Held	Attended
W Bisley	12	12	-	-	5	5
W J Dewé	12	12	4	4	-	-
C R Hart	12	12	-	-	-	-
A J Rigg	12	12	4	4	-	-
J M D Willis	12	12	-	-	5	5
J A Newton*	6	6	-	-	4	4

* Mr J A Newton was appointed to the Board on 11 December 2006.

DIRECTORS' INTERESTS

At the date of this report the relevant beneficial and non-beneficial interests of each of the directors in the shares and share options in the Company were:

	Ordinary Shares	30 November 2009 Options	Performance Plan Rights
W Bisley	1,518,835	1,000,000	-
W J Dewé	1,575,573	1,000,000	275,000
C R Hart	9,735,887	1,000,000	1,975,000
J A Newton	628,187	1,000,000	-
A J Rigg	646,096	1,000,000	-
J M D Willis	1,955,696	1,000,000	-

The terms of the options are set out in Note 14 to the financial statements. Details, including fair value at date of grant of the options and performance rights granted to directors, are set out in the Remuneration Report.

REMUNERATION REPORT

This Remuneration Report has been audited.

The Remuneration Report outlines the remuneration arrangements in place for directors and executives in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the group, directly and indirectly, including any director (whether executive or otherwise) of the parent company, and includes the executives in the parent company and the group receiving the highest remuneration.

Components of compensation of key management personnel for the year showing the percentage of compensation that is performance related.

	Year	*Short Term*		*Post Employment*	*Equity Settled Share-based Payment*			*Total*
		Directors Fees $	*Salary and Fees* $	*Superannuation* $	*Performance Plan* $	*Option Plan* $	*Performance Related* %	$
W Bisley	**2007**	**50,000**	-	**4,500**	-	**147,300**	**73.0**	**201,800**
	2006	50,000	1,500	4,500	-	252	.04	56,252
W J Dewé	**2007**	-	**96,825**	**27,250**	**45,772**	**147,300**	**60.9**	**317,147**
	2006	6,284	35,178	20,965	7,286	-	10.5	69,713
C R Hart	**2007**	-	**343,153**	-	**119,555**	**147,300**	**43.7**	**610,008**
	2006	-	222,852	-	24,126	-	9.8	246,978
C H Naylor*	**2007**	-	**62,185**	**5,596**	-	**42,445**	**38.5**	**110,226**
	2006	-	-	-	-	-	-	-
J A Newton**	**2007**	**5,000**	-	**10,107**	-	**229,833**	**93.8**	**244,940**
	2006	-	-	-	-	-	-	-
A J Rigg	**2007**	**25,000**	-	**2,250**	-	**147,300**	**84.4**	**174,550**
	2006	25,000	-	2,250	-	252	0.9	27,502
J M D Willis	**2007**	**6,813**	-	**20,437**	-	**147,300**	**84.4**	**174,550**
	2006	27,250	-	-	-	252	0.9	27,502
TOTAL	**2007**	**86,813**	**502,163**	**70,140**	**165,327**	**1,008,778**		**1,833,221**
	2006	108,534	259,530	27,715	31,412	756		427,947

*Mr Naylor commenced as Chief Financial Officer on 5 February 2007.
**Mr Newton was appointed to the Board on 11 December 2006.

Remuneration Committee

The Remuneration Committee of the Board of Directors of the company is responsible for determining and reviewing compensation arrangements for the directors and executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

The structure of non-executive director and executive remuneration is separate and distinct.

REMUNERATION REPORT (cont)

Remuneration philosophy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Competitive rewards are set to attract high calibre executives;
- Executive rewards are linked to shareholder value;
- A significant portion of executive remuneration is dependent upon meeting pre-determined performance benchmarks; and
- Appropriate performance hurdles are established in relation to variable executive remuneration.

The Company during the year has focussed on the acquisition, processing and interpretation of 2D and 3D seismic in NT/P68 and has commenced planning of the drilling program expected to commence in October 2007. During the previous four financial years, the Company has been engaged in the GTL projects development and approvals phase. Creation of shareholder wealth is dependent upon a successful drilling program and/or the development of one or more of the GTL projects.

Accordingly, the Board's remuneration policy for executives includes the grant of rights with performance criteria linked to drilling and project development milestones and also the grant of rights with performance criteria linked to share price targets.

In regard to share based remuneration the Company has an established overall Trading Policy in regard to directors and executives which provides appropriate guidelines, processes and restrictions on the sale of any shares and options in the Company by these officers and their related parties. Unless explicitly stated otherwise all options granted are non ASX listed options and as such have limitations on their marketability.

Non-executive director remuneration

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of high calibre, whilst incurring a cost which is acceptable to shareholders.

The Constitution and ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by members in general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. At the Annual General Meeting held on 15 July 1997 shareholders approved an aggregate remuneration of up to $200,000 of which $151,357 was paid to directors during the year ended 30 June 2007 (2006: $136,250).

Each director has entered into an agreement as to the terms of their appointment as director of the Company, and (other than the managing director) receives remuneration as a director, by way of fee or superannuation. Under such agreements current at the date of this report, there are no annual, long service leave or other termination entitlements. No remuneration is paid to directors for service on board committees or on the boards of wholly owned subsidiaries.

Non-executive directors have been granted options through the Senior Executive and Officers Option Plan to further align their interests as directors with those of shareholders. Non-executive directors have long been encouraged by the Board to hold shares in the Company. The Company facilitates this through the Directors' Share Savings Plan. Under the plan, non-executive directors are required to take at least 20% of their fees in the form of shares in the Company. The shares are purchased on market at the prevailing market share price.

REMUNERATION REPORT (cont)

Senior Executives and Officers Option Plan

30 November 2009 Options

1,000,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to each director, Messrs W Bisley, W J Dewe, C R Hart, A J Rigg and J M D Willis in November 2006. In January 2007 a further 1,000,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to director, Mr J A Newton and in February 2007 400,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to the Chief Financial Officer, Mr C H Naylor which vest 50% in February 2008 and 50% in February 2009. Service criteria include continuation in office during the life of the options. On retirement from office the holder has 6 months in which to exercise all options held. The Company did not receive any consideration on granting the options. There has been no alteration of the terms and conditions of the options since grant.

No options were exercised by directors and senior executives during the year. At balance date all options to directors are vested. Shares allotted on exercise of the options rank pari passu in all respects with other fully paid ordinary shares. Option holders may only participate in a new issue of securities to holders of ordinary shares in MEO Australia Limited if an option has been exercised and a share issued in respect of that option before the record date for determining entitlements to the new issue.

30 September 2006 Options

1,000,000 options granted to each non-executive director, Messrs W Bisley, A J Rigg and J M D Willis on 7 December 2001. The options were either exercised at a price of 20 cents or sold on or before 30 September 2006 (refer note 22). Service criteria include continuation in office during the life of the options. On retirement from office the holder has 6 months in which to exercise all options held. The Company did not receive any consideration on granting the options. There has been no alteration of the terms and conditions of the options since grant.

Shares allotted on exercise of the options rank pari passu in all respects with other fully paid ordinary shares. Option holders may only participate in a new issue of securities to holders of ordinary shares in MEO Australia Limited if an option has been exercised and a share issued in respect of that option before the record date for determining entitlements to the new issue.

Compensation options: Granted and vested during the year (Consolidated)

	Granted		Terms and Conditions for each Grant					Vested		Value of Options Outstanding 30 June 2007	
30 June 2007	No.	Grant Date	Fair value per option at grant date ($) (note 14)	Exercise price per option ($) (note 14)	Expiry date	First exercise date	Last exercise date	No.	%	$ Min per option	$ Max per option
Directors											
W Bisley	1,000,000	10 Nov 06	0.1473	0.50	30 Nov 09	10 Nov 06	30 Nov 09	1,000,000	100	$0	$0.15
WJ Dewe	1,000,000	10 Nov 06	0.1473	0.50	30 Nov 09	10 Nov 06	30 Nov 09	1,000,000	100	$0	$0.15
CR Hart	1,000,000	10 Nov 06	0.1473	0.50	30 Nov 09	10 Nov 06	30 Nov 09	1,000,000	100	$0	$0.15
JA Newton	1,000,000	17 Jan 07	0.2298	0.50	30 Nov 09	17 Jan 07	30 Nov 09	1,000,000	100	$0	$0.23
AJ Rigg	1,000,000	10 Nov 06	0.1473	0.50	30 Nov 09	10 Nov 06	30 Nov 09	1,000,000	100	$0	$0.15
JMD Willis	1,000,000	10 Nov 06	0.1473	0.50	30 Nov 09	10 Nov 06	30 Nov 09	1,000,000	100	$0	$0.15
Executives											
CH Naylor	200,000	5 Feb 07	0.3285	0.50	30 Nov 09	05 Feb 08	30 Nov 09	-	-	$0	$0.33
CH Naylor	200,000	5 Feb 07	0.3616	0.50	30 Nov 09	05 Feb 09	30 Nov 09	-	-	$0	$0.36
Total	6,400,000							6,000,000			

There were no options granted in the previous financial year.
The minimum value represents the amount payable assuming service criteria are not met and the maximum value represents the amount payable assuming service criteria are met.

REMUNERATION REPORT (cont)

Options granted as part of remuneration

	Value of options granted during the year*	Value of options exercised or sold during the year	Value of options lapsed during the year	% of options granted, exercised and lapsed during the year	% Remuneration consisting of options for the year %
W Bisley	147,300	740	-	148,040	73.0
W J Dewé	147,300	-	-	147,300	46.4
C R Hart	147,300	-	-	147,300	24.1
C H Naylor	138,026	-	-	138,026	38.5
J A Newton	229,833	-	-	229,833	93.8
A J Rigg	147,300	740	-	148,040	84.4
J M D Willis	147,300	740	-	148,040	84.4

* 30 November 2009 options.

Shares issued on the Exercise of Compensation Options (30 September 2006 options)

30 June 2007	Share issued No.	Paid per share $	Unpaid per share $
W Bisley	500,000	0.20	-
J M D Willis	500,000	0.20	-
	1,000,000		

Note: In addition, W Bisley sold 500,000 30 September 2006 options, J M D Willis sold 500,000 30 September 2006 options and A J Rigg sold 1,000,000 30 September 2006 options prior to 30 September 2006 exercise date.

There were no shares issued on the exercise of compensation options in the previous financial year.

Executive director remuneration

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- reward executives for individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the company; and
- ensure total remuneration is competitive by market standards.

In determining the level and make-up of executive remuneration, the Remuneration Committee reviews market levels of remuneration for comparable executive roles.

It is the policy of Remuneration Committee that employment contracts are entered into with the Managing Director and other executives and consultants covering the following key elements:

Fixed Remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market. Fixed remuneration is reviewed regularly by the Remuneration Committee. The Committee has access to external advice if required.

REMUNERATION REPORT (cont)

Employment contracts

The Company entered into a contract with PetroEx Pty Ltd to secure the executive services of Mr C R Hart, the Company's Managing Director and CEO. The current service contract commenced on 1 July 2006 and terminated on 30 June 2007. The terms of the contract with PetroEx Pty Ltd are:

- Fees are determined monthly on a time basis at rates commensurable with industry standards.
- PetroEx may after 12 months terminate the contract by giving 3 months written notice.
- The company may terminate the employment contract after 12 months by giving 3 months written notice or at any time without notice if serious misconduct has occurred.

Effective 1 July 2007 Mr Hart has entered into an executive service agreement, under the terms of the agreement:-

- Mr Hart may resign from his position and thus terminate this contract by giving two months written notice. On resignation any unvested options and performance rights will lapse.
- The Company may terminate this employment agreement after June 30, 2008 by giving three months' prior notice in writing.
- The Company may immediately terminate this employment agreement by giving written notice if serious misconduct has occurred. Where termination with cause occurs all options and performance rights which have not been exercised at the date of termination of employment will automatically lapse.

The Company entered into a 12 month contract on 1 October 2006, with Fourties Pty Ltd for the services of executive director - commercial, Mr WJ Dewé on an as required basis, at rate commensurable with industry standards. The contract for Mr Dewé's services is under review at the date of this report.

Variable Remuneration – Long Term Incentives

MEO Australia Performance Plan

Performance rights entitle recipients to one fully paid ordinary share in the Company for each right held, upon attainment of performance conditions and expiration of the vesting period in relation to the relevant shares. No other consideration is received or will be received by the Company in relation to the provision of the right or the vesting of shares.

Executive directors are granted performance rights in accordance with their employment or consultancy contracts, the terms of which provide for treatment of performance rights held on cessation of employment. The performance rights lapse on expiration of the performance period determined at grant, and on cessation of employment subject to arrangements for death, disability or retirement.

The Company purchases shares on market on behalf of the plan trustee to satisfy obligations under the rights upon satisfaction of performance conditions.

Performance conditions include non market criteria being achievement of operational milestones in the development of the Tassie Shoal Methanol Project and the Tassie Shoal LNG Project and NT/P68 milestones and market criteria, being an increase in the Company's share price.

In August 2006, 500,000 performance rights were granted to C R Hart and 100,000 performance rights were granted to W J Dewé. The performance rights are market based requiring a share price level of 40 cents for not less than 20 trading days. The share price target was achieved and the performance rights earned during the period. In February 2007 250,000 performance rights were granted to C R Hart and 125,000 performance rights were granted to W J Dewé which will be awarded if the Company achieves a share price level of $1.20 for not less than 50 trading days.

At balance date an estimate was made of the likelihood of non market criteria relating to certain performance rights being met, the effect of which was a reduction in the fair value expensed for the year.

REMUNERATION REPORT (cont)

The amount recognized as remuneration in relation to performance rights in accordance with AASB 2 *Share-based Payment* is shown in the above compensation table.

Movements for the year in holdings of performance rights:

30 June 2007	Opening Balance	Rights Granted	Rights Vested	Expired /Lapsed	Closing Balance
WJ Dewé	600,000	225,000	(200,000)	(350,000)	275,000
CR Hart	2,400,000	750,000	(687,500)	(487,500)	1,975,000
Total	3,000,000	975,000	(887,500)	(837,500)	2,250,000

For rights outstanding at 30 June 2007, shares acquired on satisfaction of performance criteria would be vested.

30 June 2006	Opening Balance	Rights Granted	Rights Vested	Expired /Lapsed	Closing Balance
WJ Dewé	650,000	-	-	(50,000)	600,000
CR Hart	2,710,000	-	-	(310,000)	2,400,000
Total	3,360,000	-	-	(360,000)	3,000,000

For rights outstanding at 30 June 2006, shares acquired on satisfaction of performance criteria would be vested.

Performance Rights on Issue to Key Management Personnel

	WJ Dewé Rights	CR Hart Rights	Total Rights
1. Performance rights granted on 16 February 2007 and expiring on 31 March 2009 with market criteria:			
the Company's share price maintaining a price of $1.20 or more for 50 trading days by 31 March 2009	125,000	250,000	375,000
2. Performance rights granted on 30 June 2005 and expiring on 31 December 2007 with performance criteria:			
(a) Obtaining a commitment to construct the methanol plant, retaining at least a 20% interest in the project, and	-	1,000,000	1,000,000
(b) Executing a commercial agreement to develop the LNG project, retaining at least a 25% interest in the project.	100,000	400,000	500,000
3. Performance rights granted on 1 January 2004, expiring on 31 December 2010, with performance criteria:			
Acceptance by the Designated Authority of the information leading to the grant of Infrastructure Licence NT/ISL1 recognising that the grant may not occur until the grant of a Production Licence to the holders of NT/P48	50,000	325,000	375,000
Total number of performance rights on issue at balance date	**275,000**	**1,975,000**	**2,250,000**

REMUNERATION REPORT (cont)

Performance Rights on Issue to Key Management Personnel (continued)

	WJ Dewé Rights	CR Hart Rights	Total Rights
Performance rights that expired during the year unvested, granted with performance based criteria:			
(a) Obtaining a conditional letter of intent for gas supply, and	250,000	300,000	550,000
(b) Obtaining a conditional heads of agreement for methanol off take of 650,000 tonnes per annum - 50% expired & 50% deemed achieved	100,000	187,500	287,500
Total number of performance rights expired during the year	**350,000**	**487,000**	**837,500**
Value of Performance Rights outstanding at 30 June 2007			
The Company's share price maintaining a price of $1.20 or more for 50 trading days by 31 March 2009 - $min per right	$0	$0	
- $max per right	$0.58	$0.58	
Obtaining a commitment to construct the methanol plant, retaining at least a 20% interest in the project - $min per right		$0	
-$max per right		$0	
Executing a commercial agreement to develop the LNG project, retaining at least a 25% interest in the project - $min per right	$0	$0	
- $max per right	$0.01	$0.01	
Acceptance by the Designated Authority of the information leading to the grant of Infrastructure Licence NT/ISL1 recognising that the grant may not occur until the grant of a Production Licence to the holders of NT/P48 - $min per right	$0	$0	
- $max per right	$0.02	$0.02	

The minimum value represents the amount payable assuming performance criteria are not met and the maximum value represents the amount payable based on the probability that performance criteria are met.

During the year ended 30 June 2007 975,000 performance rights were issued (2006: nil), 837,500 performance rights were forfeited (2006: 360,000) and 887,500 rights have been earned or paid (2006: nil). Grants are payable on the date that the performance criteria are met.

Following the above issues, the Company's total issued capital is 334,931,570 ordinary shares and there are 6,400,000 unissued shares in the capital of the Company subject to outstanding 30 November 2009 options.

EVENTS AFTER BALANCE DATE

Share Purchase Plan

Since Balance date the year the Company has raised a total of $18,240,000 from the allotment of shares in the Share Purchase Plan. As at 30 June 2007 MEO had received $7,852,000 in Share Purchase Plan applications with a further $10,388,000 in Share Purchase Plan applications received during July and August.

Exercise of Options

A total of 400,000 30 November 2009 options were exercised raising $200,000.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors have received the independence declaration from the auditor, Ernst & Young, set out on page 49.

Non Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

The cost of tax compliance services for the year by Ernst & Young was $6,125.

C R HART
Managing Director
Melbourne, 27 September 2007

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of MEO Australia Limited, I state that:

In the opinion of the directors:

(a) the financial report and the additional disclosures included in the directors' report designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

On behalf of the Board



C R HART
Managing Director

Melbourne, 27 September 2007

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated		Parent	
		2007	2006	2007	2006
		$	$	$	$
Interest income		878,932	82,082	878,932	82,082
Other income		142,560	489,909	142,560	489,909
Income		**1,021,492**	**571,991**	**1,021,492**	**571,991**
Depreciation and amortisation expense		(34,880)	(12,776)	(34,880)	(12,776)
Employees and consultants	4	(2,364,054)	(759,899)	(2,364,054)	(759,899)
Project expenditure		(97,556)	(577,233)	(97,556)	(577,233)
Foreign exchange losses	18	(964,984)	(513)	(964,984)	(513)
Other expenses	4	(721,669)	(311,738)	(721,669)	(311,738)
Loss before income tax		**(3,161,651)**	**(1,090,168)**	**(3,161,651)**	**(1,090,168)**
Income tax benefit/(expense)	5	(209,000)	(18,000)	-	-
Net loss for the period		**(3,370,651)**	**(1,108,168)**	**(3,161,651)**	**(1,090,168)**
Basic loss per share (cents per share)	6	1.58	0.79		
Diluted loss per share (cents per share)	6	1.58	0.79		

The above income statement should be read in conjunction with the accompanying notes.

MEO Australia Limited (formerly Methanol Australia Limited)
ABN 43 066 447 952

BALANCE SHEET
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated		Parent	
		2007	2006	2007	2006
CURRENT ASSETS		$	$	$	$
Cash and cash equivalents	7	70,929,204	2,454,356	70,929,197	2,454,351
Trade and other receivables	8	518,176	13,025	518,176	13,025
TOTAL CURRENT ASSETS		71,447,380	2,467,381	71,447,373	2,467,376
NON-CURRENT ASSETS					
Other financial assets	9	-	-	15,056,341	176,151
Plant and equipment	10	72,635	34,537	72,635	34,537
Leasehold improvements	11	99,502	1,660	99,502	1,660
Intangible assets	12	42,591	41,072	42,591	41,072
Exploration and evaluation costs	13	15,056,332	176,144	-	-
TOTAL NON-CURRENT ASSETS		15,271,060	253,413	15,271,069	253,420
TOTAL ASSETS		**86,718,440**	**2,720,794**	**86,718,442**	**2,720,796**
CURRENT LIABILITIES					
Trade and other payables	15	1,651,088	179,994	1,651,088	179,994
Income tax payable	5	-	18,000	-	-
Payable to subsidiary	20	-	-	73,297	88,485
Provisions	16	27,956	17,754	27,956	17,754
TOTAL CURRENT LIABILITIES		1,679,044	215,748	1,752,341	286,233
NON-CURRENT LIABILITIES					
Provisions	16	14,885	8,000	14,885	8,000
TOTAL NON-CURRENT LIABILITIES		14,885	8,000	14,885	8,000
TOTAL LIABILITIES		**1,693,929**	**223,748**	**1,767,226**	**294,233**
NET ASSETS		**85,024,511**	**2,497,046**	**84,951,216**	**2,426,563**
EQUITY					
Contributed equity	17	96,803,600	12,147,239	96,591,788	12,147,239
Share based payments reserve	17	1,261,761	20,006	1,261,761	20,006
Accumulated losses	17	(13,040,850)	(9,670,199)	(12,902,333)	(9,740,682)
TOTAL EQUITY		**85,024,511**	**2,497,046**	**84,951,216**	**2,426,563**

The above balance sheet should be read in conjunction with the accompanying notes.

MEO Australia Limited (formerly Methanol Australia Limited)
ABN 43 066 447 952

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Payments to suppliers and employees	(1,901,287)	(1,042,546)	(1,901,287)	(1,042,546)
Expenditure on methanol & LNG projects	(100,954)	(576,715)	(100,954)	(576,715)
Expense recoveries	133,980	489,910	133,980	489,910
Income tax paid	(11,992)	-	(11,992)	-
Interest received	701,485	82,082	701,485	82,082
Net cash used in operating activities (note 7)	(1,178,768)	(1,047,269)	(1,178,768)	(1,047,269)
CASH FLOWS FROM INVESTING ACTIVITIES				
Expenditure on plant and equipment	(47,827)	(36,189)	(47,827)	(36,189)
Expenditure on leasehold improvements	(105,349)	(2,075)	(105,349)	(2,075)
Expenditure on intangibles	(18,454)	(49,286)	(18,454)	(49,286)
Expenditure on exploration tenements	(14,693,092)	(67,119)	-	-
Investment in subsidiary company	-	-	(2)	-
Net cash used in investing activities	(14,864,722)	(154,669)	(171,632)	(87,550)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from share issues	79,127,709	2,772,628	79,127,709	2,772,628
Transaction costs on issue of shares	(2,268,891)	(127,102)	(2,268,891)	(127,102)
Proceeds from share purchase plan prior to allotment	7,852,000	-	7,852,000	-
Purchase of shares on market in settlement of vested performance rights	(321,446)	-	(321,446)	-
Proceeds from sale of trustee shares	1,093,950	-	1,093,950	-
Advances (to) subsidiary companies	-	-	(14,693,092)	(67,119)
Net cash from financing activities	85,483,322	2,645,526	70,790,230	2,578,407
Net increase in cash and cash equivalents	69,439,832	1,443,588	69,439,830	1,443,588
Cash and cash equivalents at beginning of period	2,454,356	1,010,768	2,454,351	1,010,763
Net foreign exchange differences (note 18)	(964,984)	-	(964,984)	-
Cash and cash equivalents at end of period (note 7)	70,929,204	2,454,356	70,929,197	2,454,351

The above cash flow statement should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

Consolidated	**Issued Capital**	**Share Based Payments Reserve**	**Accumulated Losses**	**Total Equity**
	$	$	$	$
At 1 July 2006	12,147,239	20,006	(9,670,199)	2,497,046
Loss for the period	-	-	(3,370,651)	(3,370,651)
Cost of share based payments	-	1,312,356	-	1,312,356
Transfer of cost of exercised equity instruments	70,601	(70,601)	-	-
Share issues	79,127,709	-	-	79,127,709
Share purchase plan applications received prior to allotment	7,852,000	-	-	7,852,000
Sales of trustee shares	1,093,950	-	-	1,093,950
Costs of issues (net of tax)	(3,166,453)	-	-	(3,166,453)
Purchase of shares on market in settlement of vested performance rights	(321,446)	-	-	(321,446)
At 30 June 2007	96,803,600	1,261,761	(13,040,850)	85,024,511
At 1 July 2005	9,501,712	40,191	(8,616,756)	925,147
Loss for the period	-	-	(1,108,168)	(1,108,168)
Cost of share based payment	-	34,540	-	34,540
Transfer cost of unvested expired equity instruments	-	(54,725)	54,725	-
Share issues	20,000	-	-	20,000
Sale of trustee shares	2,752,629	-	-	2,752,629
Costs of sale	(127,102)	-	-	(127,102)
At 30 June 2006	12,147,239	20,006	(9,670,199)	2,497,046
Parent				
At 1 July 2006	12,147,239	20,006	(9,740,682)	2,426,563
Loss for the period	-	-	(3,161,651)	(3,161,651)
Cost of share based payment	-	1,312,356	-	1,312,356
Transfer of cost of exercised equity instruments	70,601	(70,601)	-	-
Share issues	79,127,709	-	-	79,127,709
Share purchase plan applications received prior to allotment	7,852,000	-	-	7,852,000
Sales of trustee shares	1,093,950	-	-	1,093,950
Costs of issues	(3,378,265)	-	-	(3,378,265)
Purchase of shares on market in settlement of vested performance rights	(321,446)	-	-	(321,446)
At 30 June 2007	96,591,788	1,261,761	(12,902,333)	85,951,216
At 1 July 2005	9,501,712	40,191	(8,705,239)	836,664
Loss for the period	-	-	(1,090,168)	(1,090,168)
Cost of share based payment	-	34,540	-	34,540
Transfer cost of unvested expired equity instruments	-	(54,725)	54,725	-
Share issues	20,000	-	-	20,000
Sale of trustee shares	2,752,629	-	-	2,752,629
Costs of sale	(127,102)	-	-	(127,102)
At 30 June 2006	12,147,239	20,006	(9,740,682)	2,426,563

The above statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 CORPORATE INFORMATION

The financial report of MEO Australia Limited (MEO Australia, or the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 27 September 2007.

MEO Australia Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on Australian Stock Exchange.

The nature of operations and principal activities of the Group are described in note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards, presented in Australian dollars. The financial report has also been prepared on a historical cost basis.

(b) Statement of compliance

Except for the amendments to AASB 101 *Presentation of Financial Statements* and AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*, which the Group has early adopted, relevant Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures.*	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 July 2007
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 *Operating Segments.*	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Groups financial statements. The new standard is not expected to have an impact on the Group's segment disclosures as segment information based on management reports consistent with those currently reported under AASB 114.	1 July 2[illegible]
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 132.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007
AASB 8	*Operating Segments*	This new standard will replace AASB 114 *Segment Reporting* and adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009

*designates the beginning of the applicable annual reporting period

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of MEO Australia Limited and its subsidiaries as at 30 June each year (the Group).

Subsidiaries are all those entities over which the group has the power to govern the financial and operating policies so as to obtain benefits from their activities.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, income, expenses and profits and losses from intra group transactions, have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of share options is determined by an external valuer using a binomial option pricing model, and using the assumptions detailed in note 14.

(e) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

(f) Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of MEO Australia Limited and its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated report are taken to the profit and loss.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(g) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Trade and other receivables

Trade receivables which generally have 30-90 day terms are recognised and carried at invoice amount less an allowance for any uncollectible amount. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(i) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Certain derivatives do not qualify for hedge accounting and changes in the fair value are recognised immediately in the profit and loss in other revenues and expenses. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from the changes in the fair value of derivatives, except those that qualify as cash flow hedges are taken directly to profit and loss for the year.

The fair values of forward currency contracts are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(j) Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets – 5 to 15 years.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the assets value in use can be estimated to be close to its fair value. An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is written down to its recoverable amount.

The recoverable amount of a plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An item of plant and equipment is derecognised upon disposal or when no future economics benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(k) Methanol and LNG project costs

Research and feasibility costs are expensed as incurred. Development expenditure incurred on a project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the period of expected future revenue form the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(l) Exploration and evaluation costs

Exploration and evaluation costs are accumulated separately for each area of interest and carried forward provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development or sale; or
- exploration activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Impairment of exploration and evaluation costs

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

(m) Intangible assets

Intangible assets acquired are measured at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and method for an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life are accounted for by changing the amortisation period or method, which is a change in an accounting estimate. Amortisation expense is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(n) Leases

Leases under which the lessor retains substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised in the income statement in a straight-line basis over the lease term.

(o) Trade and other payables

Trade and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of the goods and services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(p) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

(q) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wage and salaries, including non-monetary benefits and annual leave entitlements expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' service up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date in national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(r) Share-based payment transactions

The Group provides benefits to employees (including directors) of, and consultants to, the Group in the form of share-based payment transactions, whereby services are rendered in exchange for shares or rights over shares ('equity-settled transactions'). There are currently two plans in place to provide these benefits:

(i) Senior Executives and Officers Option Plan, which provides benefits to directors and senior executives, and

(ii) MEO Australia Performance Plan which provides benefits to senior executives and consultants.

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value of options and performance rights with market based performance criteria is determined by an external valuer using a binomial option pricing model. The fair value of performance plan rights with non-market performance criteria is determined by reference to the Company's share price at date of grant.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the recipient become fully entitled to the award ('vesting date').

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, based on the best available information at balance date, will ultimately vest. No adjustment is made for the likelihood of market conditions being met as the effect of these conditions is included in determination of fair value at grant date. The charge or credit for the period represents the movement in cumulative expense recognised as at the beginning and end of the period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(s) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Reserved shares

Own equity instruments reacquired for later payment as employee share-based payment awards (treasury shares) are deducted from equity. No gain or loss is recognised on the purchase, sale, issue or cancellation of the Group's own equity instruments.

(u) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific recognition criteria must also to be met:

Interest income

Revenue is recognised as the interest accrues using the effective interest method.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(v) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by balance date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be used, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- when the deductible temporary differences is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be applied.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset only where a legally enforceable right of set off exists and the deferred tax assets and liabilities relate to the same taxable entity.

Tax consolidation legislation

MEO Australia and its wholly owned subsidiaries have implemented the tax consolidation legislation as of 1 July 2004.

The head entity, MEO Australia Limited and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current tax rates and deferred taxes to allocate to members of the tax consolidated group.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

In addition to its own current and deferred tax amounts, MEO Australia Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly owned tax consolidated entities.

(w) Goods and services tax

Revenues, expenses and assets are recognised net of GST, except receivables and payables which are stated with GST included. Where GST incurred on a purchase of goods or services is not recoverable from the taxation authority, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(x) Earnings per share

Basic earnings per share is calculated as net profit (loss) attributable to members divided by the weighted average number of ordinary shares.

Diluted earnings per share is calculated as net profit (loss) attributable to members divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

NOTE 3 SEGMENT INFORMATION

The Group's operations are confined to development of methanol and LNG development projects and petroleum exploration. The primary segment reporting format is by project segment affected predominantly by differences in risk. The Group operates wholly within the single secondary, geographical, segment of Australia.

The following tables represent revenue, profit information and certain asset and liability information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

BUSINESS SEGMENTS	METHANOL & LNG DEVELOPMENT		PETROLEUM EXPLORATION		CONSOLIDATED	
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
Revenue:						
Segment revenue	-	13,706	-	410,964	-	424,670
Non-segment revenue					1,021,492	147,321
Total consolidated revenue					1,021,492	571,991
Result:						
Segment (loss)	(97,556)	(518,719)	(16,935)	(108,888)	(114,491)	(627,607)
Non-segment expenses					(3,047,160)	(462,561)
(Loss) before income tax					(3,161,651)	(1,090,168)
Income tax benefit/(expense)					(209,000)	(18,000)
Net (loss) for the year					(3,370,651)	(1,108,168)
Assets:						
Segment assets	-	-	15,098,923	217,216	15,098,923	217,216
Non-segment assets					71,619,517	2,503,578
Total Assets					86,718,440	2,720,794
Liabilities:						
Segment liabilities	-	3,738	205,212	52,407	205,212	56,145
Non-segment liabilities					1,488,717	167,603
Total Liabilities					1,693,929	223,748
Other Segment Information:						
Acquisition of plant and equipment, and other non-current assets						
Segment	-	-	14,898,642	105,365	14,898,642	105,365
Non-segment	-	-	-	-	153,885	33,263
Depreciation and amortisation						
Segment depreciation	-	-	16,935	8,214	16,935	8,214
Non-segment depreciation					17,945	4,562
Cash Flow Information:						
Operating Activities						
Segment net cash flow (used)	(100,954)	(576,715)	-	-	(100,954)	(576,715)
Non-segment net cash flow (used)					(1,077,814)	(470,554)
Investing Activities						
Segment net cash flow (used)	-	-	(14,711,546)	(116,405)	(14,711,546)	(116,405)
Non-segment net cash flow (used)					(153,176)	(38,264)
Financing Activities						
Non-segment net cash flow					85,483,322	2,645,526

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$

NOTE 4 EXPENSES

Employees and Consultants

	2007 $	2006 $	2007 $	2006 $
Consultants fees and expenses	502,786	290,754	502,786	290,754
Directors remuneration	86,813	108,534	86,813	108,534
Directors superannuation	64,544	27,715	64,544	27,715
Directors insurance	1,278	41,991	1,278	41,991
Fringe benefits tax	3,262	5,438	3,262	5,438
Payroll tax and workcover	36,040	8,311	36,040	8,311
Provision for annual and long service leave	17,088	23,661	17,088	23,661
Salaries	264,195	185,565	264,195	185,565
Share based payments	1,312,356	34,540	1,312,356	34,540
Superannuation	75,692	33,390	75,692	33,390
	2,364,054	759,899	2,364,054	759,899

Other Expenses

	2007 $	2006 $	2007 $	2006 $
Administration and other expenses	202,196	59,616	202,196	59,616
Audit costs	60,435	50,000	60,435	50,000
Premises costs	28,822	36,448	28,822	36,448
Stock exchange registry and reporting costs	173,188	53,317	173,188	53,317
Travel and corporate promotion costs	257,028	72,357	257,028	72,357
Trustee stock scheme costs	-	40,000	-	40,000
	721,669	311,738	721,669	311,738

NOTE 5 INCOME TAX

Income Statement

	2007 $	2006 $	2007 $	2006 $
Current income tax				
Current income tax credit	5,038,001	386,075	573,945	368,075
Adjustment in respect of current income tax of previous years	(2,812)	-	-	-
Tax losses not recognised as not probable	(5,038,001)	(368,075)	(573,945)	(368.075)
	(2,812)	18,000	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(4,483,213)	(9,280)	(19,156)	(9,280)
Tax losses brought to account to offset net deferred tax liability	4,271,401	9,280	19,156	9,280
	(211,812)	-	-	-
Income tax (benefit)/expense reported in the Income Statement	209,000	18,000	-	-

Statement of Changes in Equity

	2007 $	2006 $	2007 $	2006 $
Deferred income tax related to items charged or credited directly to equity				
Share issue costs	(1,013,588)	(10,234)	(1,013,588)	(10,234)
Not recognised as not probable	801,776	10,234	(1,013,588)	10,234
Income tax benefit reported in Equity	(211,812)	-	-	-

NOTE 5 INCOME TAX (cont)

Tax Reconciliation

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Accounting loss before tax	(3,161,651)	(1,090,168)	(3,161,651)	(1,090,168)
At the Group's statutory 30% tax rate (2006: 30%)	(948,495)	(327,050)	(948,495)	(327,050)
Adjustment in respect of current income tax of previous years	(2,812)	-	-	-
Share based payment expense	393,707	10,362	393,707	10,362
Tax losses not brought to account	348,600	334,688	554,788	316,688
Income tax expense reported in the Income Statement	209,000	18,000	-	-

Deferred Income Tax

Deferred income tax at 30 June relates to the following:

	Balance Sheet 2007 $	Balance Sheet 2006 $	Income Statement 2007 $	Income Statement 2006 $
CONSOLIDATED				
Deferred tax liabilities				
Prepayments	(3,000)	-	3,000	
Interest receivable	(53,234)	-	53,234	
Exploration and evaluation costs	(4,516,900)	(52,843)	4,464,057	16,823
Gross deferred income tax liabilities	(4,573,134)	(52,843)		
Deferred tax assets				
Accruals	43,187	13,636	(29,551)	(3,536)
Provisions	12,853	5,326	(7,527)	(4,698)
Directors retirement benefits	-	-	-	32,564
Share issue costs	825,316	24,601	-	-
Temporary differences not recognised as not probable	(588,903)	-	-	-
Tax losses brought to account to offset net deferred tax liability	4,280,681	9,280	(4,271,401)	(9,280)
Deferred tax assets not brought to account	-	-	-	(31,873)
Gross deferred income tax assets	4,573,134	52,843		
Net Deferred Tax Asset	-	-		
Deferred tax income (expense)			(211,812)	-

NOTE 5 INCOME TAX (cont)

	Balance Sheet 2007 $	Balance Sheet 2006 $	Income Statement 2007 $	Income Statement 2006 $
PARENT				
Deferred tax liabilities				
Prepayments	(3,000)	-	3,000	-
Interest receivable	(53,234)	-	53,234	-
Gross deferred income tax liabilities	(56,234)	-		
Deferred tax assets				
Accruals	43,187	13,636	(43,187)	(3,536)
Provisions	12,853	5,326	(12,853)	(4,698)
Directors retirement benefits	-	-	-	32,564
Share issue costs	825,316	24,601	-	-
Temporary differences not recognised as not probable	(825,316)	(43,563)	-	8,234
Tax losses not recognised as not probable			-	(32,564)
Tax losses brought to account to offset net deferred tax liability	194	-	(194)	-
Gross deferred income tax assets	56,234	-		
Net Deferred Tax Asset / (Liability)	-	-		
Deferred tax (income)/expense			-	-

Tax consolidation

(i) Members of the tax consolidated group

MEO Australia Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2004. MEO Australia Limited is the head entity of the tax consolidated group.

(ii) Tax effect accounting by members of the tax consolidated group

Measurement method adopted under UIG 1052 Tax Consolidated Accounting

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the principles in AASB 112 Income Taxes.

In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Tax losses

At balance date, the Group has estimated unused tax losses of $19,723,000 (2006 $2,220,000) that are available to offset against future taxable profits. A deferred tax asset has not been recognised in the accounts because it is not probable that future taxable profit will be available to use against such losses.

NOTE 6 EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

For the year ended 30 June 2007 and for the comparative period, there are no dilutive potential ordinary shares as conversion of share options and performance rights would decrease the loss per share and hence are non-dilutive.

The following data was used in the calculations of basic loss per share:

	Consolidated	
	2007	2006
	$	$
Net loss	(3,370,651)	(1,108,168)
	Shares	Shares
Weighted average number of ordinary shares used in calculation of basic loss per share	212,704,396	140,481,886

Transactions involving ordinary shares or potential ordinary shares that have occurred between the reporting date and the date of completion of these financial statements are set out in note 23. No dividends were paid during the year and no dividends are proposed. No franking credits are held by the Group.

NOTE 7 CASH AND CASH EQUIVALENTS

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
Cash at bank and in hand	8,251,437	2,454,356	8,251,430	2,454,351
Short term deposits	54,825,767	-	54,825,767	-
Cash received from Share Purchase Plan applications – held prior to allotment of shares*	7,852,000	-	7,852,000	-
	70,929,204	2,454,356	70,929,197	2,454,351

Cash at bank earns interest at floating rates based on daily bank rates.

Short term deposits are made for varying periods of between one and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

* Refer to note 17(c) for details of the Share Purchase Plan

NOTE 7 CASH AND CASH EQUIVALENTS (cont)

CASH FLOW STATEMENT RECONCILIATION

Reconciliation of net loss after tax to net cash flows used in operating activities

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Net loss	(3,370,651)	(1,108,168)	(3,161,651)	(1,090,168)
Adjustments for:				
Depreciation and amortisation	34,880	12,776	34,880	12,776
Share based payments	1,312,356	34,540	1,312,356	34,540
Exchange rate adjustments	964,984	-	964,984	-
Deferred income tax expense	211,812	-	-	-
Changes in assets and liabilities				
(Increase)/decrease in trade and other receivables	(505,151)	11,815	(505,151)	11,815
(Decrease)/increase in payable to subsidiary	-	-	(15,188)	
(Decrease)/increase in trade and other payables	173,915	68,653	173,915	68,653
(Decrease)/increase in provisions	17,087	(84,885)	17,087	(84,885)
(Decrease)/increase in current tax payable	(18,000)	18,000	-	-
Net cash flows used in operating activities	(1,178,768)	(1,047,269)	(1,178,768)	(1,047,269)

NOTE 8 TRADE AND OTHER RECEIVABLES

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Goods and services tax refund	322,148	13,025	322,148	13,025
Interest receivable	177,448	-	177,448	-
Other	18,580	-	18.580	-
	518,176	13,025	518,176	13,025

Trade receivables are non-interest bearing and are generally on 30-90 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. Details regarding the credit risk of current receivables are disclosed in note 18.

NOTE 9 OTHER FINANCIAL ASSETS

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Loans to subsidiary companies (note 20)			15,056,332	176,144
Investment in controlled entities at cost (note 20)			9	7
			15,056,341	176,151

Refer to note 20 for terms and conditions.

NOTE 10 PLANT AND EQUIPMENT

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
At cost	89,876	41,505	89,876	41,505
Accumulated depreciation	(17,241)	(6,968)	(17,241)	(6,968)
	72,635	34,537	72,635	34,537
Movement in Plant and Equipment				
Net carrying amount at beginning of year	34,537	7,495	34,537	7,495
Additions	48,536	31,188	48,536	31,188
Asset scrapped – cost	(165)		(165)	
Depreciation	(10,438)	(4,146)	(10,438)	(4,146)
Asset scrapped – accumulated depreciation	165		165	
Net carrying amount at end of year	72,635	34,537	72,635	34,537

The useful life of the plant and equipment is estimated for 2007 and 2006 as 5 to 15 years.

NOTE 11 LEASEHOLD IMPROVEMENTS

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
At cost	107,424	2,075	107,424	2,075
Accumulated depreciation	(7,922)	(415)	(7,922)	(415)
	99,502	1,660	99,502	1,660
Movement in Leasehold Improvements				
Net carrying amount at beginning of year	1,660	-	1,660	-
Additions	105,349	2,075	105,349	2,075
Depreciation	(7,507)	(415)	(7,507)	(415)
Net carrying amount at end of year	99,502	1,660	99,502	1,660

The useful life of the Leasehold Improvements is estimated for 2007 and 2006 as 3 years.

NOTE 12 INTANGIBLE ASSETS

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Software licences at cost	67,740	49,286	67,740	49,286
Accumulated amortisation	(25,149)	(8,214)	(25,149)	(8,214)
	42,591	41,072	42,591	41,072
Movement in Intangibles				
Net carrying amounts at beginning of year	41,072	-	41,072	-
Additions	18,454	49,286	18,454	49,286
Amortisation	(16,935)	(8,214)	(16,935)	(8,214)
Net carrying amount at end of year	42,591	41,072	42,591	41,072

The useful life of the intangibles is estimated as 4 years.

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
NOTE 13 EXPLORATION AND EVALUATION COSTS				
Balance at beginning of year	176,144	120,065	-	-
Expenditure for the year	14,880,188	56,079	-	-
	15,056,332	176,144	-	-

Exploration and evaluation expenditure is carried at cost. If indication of impairment arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

NOTE 14 SHARE BASED PAYMENT PLANS

Senior Executives and Officers Option Plan

Share options are granted to senior executives and non-executive directors. During the financial year 6,900,000 options were granted to directors and senior executives. A total of 6,500,000 options vested immediately and 400,000 options will vest as to 50% in February 2008 and 50% in February 2009. The exercise price of the options is 50 cents and the options expire on 30 November 2009, or on the cessation of service by the holder options may be exercised for a period of 6 months, after which the options shall expire. The contractual life of each option granted is five years. There are no cash settlement alternatives.

Movements in share options on issue during the year:

	2007 Options	2006 Options
Outstanding at the beginning of the year	4,050,000	5,150,000
Granted during the year	6,900,000	-
Forfeited during the year	-	(1,000,000)
Exercised during the year	(4,150,000)	(100,000)
Outstanding at the end of the year	6,800,000	4,050,000*

In November 2006, 5,500,000 share options were granted to directors and an executive, exercisable between 10 November 2006 and 30 November 2009 at an exercise price of 50 cents. The market value of the Company's shares at date of grant was 45 cents. The share options vest immediately.

The fair value of the options at date of grant is estimated to be 14.73 cents using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

Expected volatility	75%	Contractual life (years)	3
Risk-free interest rate	5.9%	Dividend yield	0%
Early exercise multiple/estimated life	2		

The total amount expensed in the year relating to these share options was $810,150.

NOTE 14 SHARE BASED PAYMENT PLANS (cont)

In January 2007, 1,000,000 share options were granted to a director, exercisable between 17 January 2007 and 30 November 2009 at an exercise price of 50 cents. The market value of the Company's shares at date of grant was 54 cents. The share options vest immediately.

The fair value of the options at date of grant is estimated to be 22.9833 cents using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

Expected volatility	75%	Contractual life (years)	3
Risk-free interest rate	6.2%	Dividend yield	0%
Early exercise multiple/estimated life	1.9		

The total amount expensed in the year relating to these share options was $229,833.

In February 2007, 400,000 share options were granted to a senior executive, which vest 50% in February 2008 and 50% in February 2009. The expiry date of the options is 30 November 2009 and the exercise price is 50 cents. The market value of the Company's shares at date of grant was 62 cents.

The fair value of the options at date of grant is estimated to be 32.85 cents for the tranche vesting in February 2008 and 36.16 cents for the tranche vesting in February 2009. The fair value was determined using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

Expected volatility	82%	Contractual life (years)	3
Risk-free interest rate	6.1%	Dividend yield	0%
Estimated life – Tranche 1	2.1	Estimated life – Tranche 2	2.6

The total amount expensed in the year relating to these share options was $42,445.

* Of the 4,050,000 options outstanding at the end of 2006 there were 3,240,000 options that were not recognised in accordance with AASB 2 *Share Based Payment* being granted before 7 November 2002 on terms not subsequently modified. The fair value of 810,000 equity-settled share options granted were estimated as at the date of grant using a binomial option pricing model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Expected volatility	66%	Option exercise price	20 cents
Risk-free interest rate	5.32%	Share price at grant date	8.1 cents
Expected life of option	5 years		

The 4,050,000 options were exercised during 2007 financial year.

The weighted average share price at the date of exercise is $0.24.

MEO Australia Performance Plan

Performance rights granted to executives and consultants entitle recipients to one fully paid ordinary share in the Company for each right held, upon attainment of performance conditions and upon expiration of the vesting period in relation to relevant shares. The Company purchases shares on market on behalf of the plan trustee to satisfy obligations under the Plan upon satisfaction of performance conditions.

Performance conditions include non market criteria being achievement of operational milestones in the development of the TSMP Methanol project and the TSLNG LNG project and NT/P68 and market criteria, being an increase in the Company's share price. Shares acquired on satisfaction of performance criteria may be subject to vesting periods based on cumulative vesting timetables for each holder of performance rights.

NOTE 14 SHARE BASED PAYMENT PLANS (cont)

The fair value of rights with non-market conditions is the Company's share price at date of grant. The number of those rights, the fair value of which is recognised at balance date, is determined by the estimated likelihood of the rights vesting, i.e. the performance conditions being met. The amount recognised for such rights that expire unvested, is reversed.

Movements in performance rights on issue during the year:	2007 Rights	2006 Rights
Outstanding at the beginning of the year	4,200,000	4,560,000
Granted during the year	1,220,000	-
Vested during the year	(912,500)	-
Expired during the year	(837,500)	(360,000)
Unvested outstanding at the end of the year	3,670,000	4,200,000

Rights outstanding at the end of the year are exercisable upon meeting performance conditions until:

31 December 2010 for 375,000 rights (2006: 375,000)
31 March 2009 for 545,000 rights (2006: nil)
30 June 2008 for 50,000 rights (2006: nil)
31 December 2007 for 2,700,000 rights (2006: 2,700,000)

At 30 June 2006, there were 1,125,000 rights which had a vesting date of 31 December 2006. Performance criteria were met for 287,500 rights with the remaining 837,500 rights expiring unvested.

During the year 600,000 performance rights with market criteria were granted and the performance criteria was satisfied. The fair value of 600,000 performance rights with market criteria granted in August 2006 is estimated using a binomial option pricing model taking into account the terms and conditions upon which the rights were granted and using the following inputs:

Dividend yield	0 %	Expected life of right	Exercised as soon as vested
Expected volatility	70 %	Share price at grant date	18 cents
Risk-free interest rate	6.2%	Expiry date	30 June 2008

The fair value of the rights granted, all rights having vested during the period, i.e. performance conditions met, amounted to 8.8 cents per right. The total amount expensed in the year relating to these share rights was $52,800.

In February 2007, 545,000 performance rights with market criteria were granted. The fair value of 545,000 performance rights is estimated using a binomial option pricing model taking into account the terms and conditions upon which the rights were granted and using the following inputs:

Dividend yield	0 %	Expected life of right	Exercised as soon as vested
Expected volatility	82 %	Share price at grant date	71 cents
Risk-free interest rate	6.0%	Expiry date	31 March 2009

The fair value of the rights granted amounted to 58.31 cents per right. The total amount expensed in the year relating to these share rights was $133,472.

During January and February 2007, a total of 75,000 performance rights with non-market criteria relating to the drilling program in NT/P68 were granted to contractors. The fair value of 75,000 performance rights was estimated based on the market value of the services to be provided. At 30 June 2007, 25,000 of these rights had vested.

The weighted average share price at the date of vesting was $0.52.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
NOTE 15 TRADE AND OTHER PAYABLES				
Trade payables	1,543,008	127,587	1,543,008	127,587
Director-related entities (note 22)	108,080	52,407	108,080	52,407
	1,651,088	179,994	1,651,088	179,994

Trade payables are non-interest bearing and are normally settled on 30 day terms.

NOTE 16 PROVISIONS

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
CURRENT				
Employee benefit				
Annual leave entitlement	27,956	17,754	27,956	17,754
NON-CURRENT				
Employee benefit				
Long service leave entitlement	14,885	8,000	14,885	8,000

	Consolidated 2007 Shares	Consolidated 2007 $	Consolidated 2006 Shares	Consolidated 2006 $
NOTE 17 CONTRIBUTED EQUITY AND RESERVES				
ISSUED AND PAID UP CAPITAL				
Ordinary shares	316,168,652	96,803,600	134,927,187	12,147,239
Ordinary shares issued pursuant to trustee stock scheme	122,918	-	5,622,918	-
	316,291,570	96,803,600	140,550,105	12,147,239
Movements in Ordinary Shares				
Balance at beginning of year	134,927,187	12,147,239	117,493,853	9,501,712
Share Issues:				
Exercise of 30 Sept 2006 options at 20 cents	4,050,000	810,000	100,000	20,000
Placement of shares at 22.5 cents	14,055,010	3,162,377	-	-
Entitlement of shares at 22.5 cents	38,651,278	8,696,538	-	-
Placement of shares at 48 cents	25,000,000	12,000,000	-	-
Placement of shares at $1.00	41,250,000	41,250,000	-	-
Exercise of 30 April 2007 options at 25 cents	52,635,177	13,158,794	-	-
Exercise of 30 Nov 2009 options at 50 cents	100,000	50,000	-	-
Transaction costs (net of tax)	-	(3,166,453)	-	-
Shares sold by Trustee of Trustee Stock Scheme	5,500,000	1,093,950	17,333,334	2,752,629
Transaction costs	-	-	-	(127,102)
Transfer of costs of exercised equity instruments	-	70,601	-	-
Purchase of shares on market in settlement of vested performance rights	-	(321,446)	-	-
Balance at end of year	316,168,652	88,951,600	134,927,187	12,147,239

NOTE 17 CONTRIBUTED EQUITY AND RESERVES (cont)

	Consolidated 2007 Shares	2007 $	Consolidated 2006 Shares	2006 $
Movements in Ordinary Shares Issued Pursuant to Trustee Stock Scheme				
Balance at beginning of year	5,622,918	-	22,956,252	-
Shares sold by Trustee during the year	(5,500,000)	-	(17,333,334)	-
Balance at end of year	122,918	-	5,622,918	-

Share Purchase Plan

	Consolidated 2007 Shares	2007 $	Consolidated 2006 Shares	2006 $
Applications for shares in share purchase plan received prior to allotment of shares		7,852,000		

(a) Terms and Condition of Ordinary Shares

Ordinary shares entitle their holder to receive dividends as declared. In the event of winding up the company, ordinary shares entitle their holder to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up or which should have been paid up on shares held. Each ordinary share entitles the holder to one vote, either in person or by proxy, at a meeting of the company. Ordinary shares issued during the year and since the end of the year, from date of issue rank equally with the ordinary shares on issue.

(b) Trustee Stock Scheme

The Company in 2000 established a Trustee Stock Scheme, pursuant to which ordinary shares, ranking equally with other ordinary shares on issue, were issued to a trustee. When those shares are sold by the trustee the net proceeds are paid to the Company by way of subscription moneys. The Trustee does not exercise any voting rights in respect of shares held pursuant to the scheme. The Trustee may sell shares at a discount up to 20% to the last sale price and at a greater discount, if so approved by the directors and recommended by a stockbroker. In 2006, by orders of the Supreme Court of Victoria the vesting date of the plan was extended for 5 years to 25 August 2010.

(c) Share Purchase Plan

In June 2007 the Company announced a Share Purchase Plan (SPP) entitling shareholders to participate in the purchase of up to 5,000 MEO shares at $1.00 per share. At 30 June 2007 applications for shares totalled 7,852,000 with cash received of $7,852,000. At the close of the SPP there was 18,240,000 shares allotted and cash received of $18,240,000.

(d) Share Options

At 30 June 2007 6,800,000 options over unissued shares granted to directors and executives were outstanding, exercisable at 50 cents per share on or before 30 November 2009. The options are granted pursuant to the Senior Executives and Officers Option Plan, details of which are set out in note 14. Since balance date 400,000 options were exercised at 50 cents per share.

NOTE 17 CONTRIBUTED EQUITY AND RESERVES (cont)

	Consolidated		Parent	
	2007	2006	2007	2006
	$	$	$	$
OTHER RESERVES				
Employee Equity Benefits Reserve				
The employee equity benefits reserve records the value of benefits provided as equity instruments to directors, employees and consultants under share-based payment plans (note 14).				
Balance at beginning of year	20,006	40,191	20,006	40,191
Cost of share based payments	1,312,356	34,540	1,312,356	34,540
Cost of unvested expired equity instruments transferred to accumulated losses	-	(54,725)	-	(54,725)
Cost of exercised equity instruments transferred to contributed equity	(70,601)	-	(70,601)	-
Balance at end of year	1,261,761	20,006	1,261,761	20,006
ACCUMULATED LOSSES				
Balance at beginning of year	(9,670,199)	(8,616,756)	(9,740,682)	(8,705,239)
Net loss for the year	(3,370,651)	(1,108,168)	(3,161,651)	(1,090,168)
Transfer from reserve:				
Cost of equity instruments expired unvested	-	54,725	-	54,725
Balance at end of year	(13,040,850)	(9,670,199)	(12,902,333)	(9,740,682)

NOTE 18 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, the main purpose of which is to finance the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Group's financial instruments are credit risk, interest rate risk, exchange rate risk and liquidity risk. The board has reviewed each of those risks and has determined that they are not significant in terms of the Group's current activities. The Group also enters into derivative financial instruments, principally forward currency contracts. The purpose is to manage the currency risks arising from the Groups operations. Speculative trading in derivatives is not permitted.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. Receivable balances are monitored; the Group's exposure to bad debts is not significant. There are no significant concentrations of credit risk within the Group.

NOTE 18 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont)

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's cash and cash equivalents with a floating interest rate:

	Consolidated	
	2007	2006
	$	$
Cash and cash equivalents	70,929,204	2,454,356
Weighted average effective floating interest rate	6%	5%

Foreign currency risk

The Group's exposure to exchange rate risk relates primarily to trade payables and cash denominated in US dollars. Where a payable is significant, US dollars are purchased on incurring the liability or commitment.

Liquidity Risk

The Group's exposure to financial obligations relating to corporate administration and projects expenditure, are subject to budgeting and reporting controls, to ensure that such obligations do not exceed cash held and known cash inflows for a period of at least 1 year.

Fair Values

The aggregate net fair values of the financial assets and liabilities are the same as balance sheet carrying values.

NOTE 19 COMMITMENTS AND CONTINGENCIES

	Consolidated		Parent	
	2007	2006	2007	2006
Operating Lease	$	$	$	$
Future minimum rentals payable under operating lease for office premises at balance date :				
Payable not later than one year	167,167	36,432	167,167	36,432
Payable later than one year but not later than five years	323,529	12,569	323,529	12,569
	490,696	49,001	490,696	49,001
Exploration Commitments				
Estimated cost of minimum work requirements contracted for under exploration permit is estimated at balance date:				
Payable not later than one year	250,000	1,250,000	-	-
Payable later than one year but not later than five years	15,200,000	-	-	-
	15,450,000	1,250,000	-	-

Exploration commitments are estimated expenditures for minimum work obligations for the work program of the exploration permit. Minimum work obligations, may, subject to approval, be varied. They may also be avoided by farm-out, sale, negotiation or surrender of the permit.

NOTE 20 RELATED PARTY DISCLOSURE

(a) Subsidiaries

The consolidated financial statements include the financial statements of MEO Australia Limited, and the following subsidiaries all of which are incorporated in Australia and have a 30 June balance date. The Parent bears the costs of administration of the subsidiaries.

	% of Equity Interest		Consolidated Investment	
	2007	2006	2007	2006
	%	%	$	$
Bonaparte Petroleum Pty Ltd	100	100	1	1
Methanol Australia Pty Ltd (previously Methanol& Synfuels Pty Ltd)	100	100	1	1
LNG Australia Pty Ltd (previously Gastech Systems Pty Ltd)	100	100	1	1
TSP Arafura Petroleum Pty Ltd	100	100	1	1
Oz-Exoil Pty Ltd	100	100	1	1
Offshore Methanol Pty Ltd	100	100	1	1
Offshore LNG Pty Ltd	100	100	1	1
Gastech Systems Pty Ltd (previously LNG Australia Pty Ltd)	100	100	2	-
			9	7

Gastech Systems Pty Ltd (previously LNG Australia Pty Ltd) was acquired for $2. The carrying value and fair value of net assets acquired was $2. This entity was acquired from interests associated with C Hart.

Bonaparte Petroleum Pty Ltd has advanced $73,297 to MEO Australia (2006: $88,485), unsecured and interest free.

Methanol Australia Pty Ltd (previously Methanol & Synfuels Pty Ltd) holds the Tassie Shoal Methanol Project. MEO Australia Ltd operates the project and bears the cost of project expenditure.

LNG Australia Pty Ltd (previously Gastech Systems Pty Ltd) holds the Timor Sea LNG Project. MEO Australia Ltd operates the project and bears the cost of project expenditure.

TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd are holders of 45% each in petroleum exploration permit NT/P68. MEO Australia Limited operates the permit. MEO Australia announced in June 2007 that TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd had each farmed-out a 5% interest in NT/P68 to Petrofac Resources Limited. The NT/P68 Operating Agreement was signed by all parties on 28 June 2007 and accounting for the respective parties joint venture interests in the Permit commenced post balance date.

(b) Loans to related parties

MEO Australia Limited has advanced funds in the current financial year totalling $14,693,092 (2006: $67,119) to TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd to meet their share of exploration commitments in exploration permit NT/P68. As at 30 June 2007 the balance of the loan to TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd was $15,056,332. The loans are non interest bearing and repayable at call.

NOTE 21 AUDITORS' REMUNERATION

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Amounts received or due and receivable by the auditor for:				
Audit or review of the financial reports	60,000	50,000	60,000	50,000
Non-audit services:				
Advice on application of IFRS	-	10,000	-	10,000
Tax compliance	6,125	-	6,125	-
	66,125	60,000	66,125	60,000

NOTE 22 KEY MANAGEMENT PERSONNEL

Directors

W Bisley	Chairman (non-executive)	A J Rigg	Director (non-executive)
C R Hart	Managing Director	J M D Willis	Director (non-executive)
W J Dewé	Director	J A Newton	Director (non-executive)

Executive

C H Naylor — Chief Financial Officer and Company Secretary

There were no changes to the directors and executive after the reporting date and before the date the financial report was authorised for issue.

Compensation of key management personnel by category:	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Short term employee benefits	588,976	368,064	588,976	368,064
Post employment benefits	70,140	27,715	70,140	27,715
Share-based payments	1,174,105	32.168	1,174,105	32,168
	1,833,221	427,947	1,833,221	427,947

Details of compensation of individual key management personnel are set out in the Remuneration Report.

During the year executive and other fees were paid by the Group to entities controlled by directors. Terms and conditions of arrangements for the services of Mr C Hart and Mr W Dewé are set out in the Remuneration Report.

Director	Entity	Executive and Other Fees Paid 2007 $	Executive and Other Fees Paid 2006 $	Outstanding at Balance Date 2007 $	Outstanding at Balance Date 2006 $
W Bisley	Ridgefield Estates	-	1,500	-	-
W J Dewé	Fourties Pty Ltd	96,825	35,178	4,400	6,000
C R Hart	LNG Australia Pty Ltd	-	40,196	-	-
C R Hart	PetroEx Pty Ltd	343,153	182,656	103,680	46,407
		439,978	259,530	108,080	52,407

NOTE 22 KEY MANAGEMENT PERSONNEL (cont)

Equity instruments of key management personnel issued by MEO Australia Limited

The disclosures relating to interests in equity instruments of key management personnel includes equity instruments held by personally related entities, relatives and the spouses of relatives and any entity under the joint or several control or significant influence of the person. Details of remuneration options and remuneration rights are set out in the Remuneration Report.

All other equity transactions with key management personnel have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

30 June 2007	Opening Balance	Granted as Remuneration	Options Exercised	Net Change Other	Closing Balance
Shares held in MEO Australia Limited (number)					
Directors					
W Bisley	720,200	-	500,000	291,694	1,511,894
W J Dewé	1,167,057	100,000	-	447,545	1,714,602
C R Hart	10,349,929	500,000	-	(1,129,042)	9,720,887
J A Newton	-	-	-	621,779*	621,779
A J Rigg	622,281	-	-	17,844	640,125
J M D Willis	2,049,437	-	500,000	50,288	2,599,725
Executives					
C H Naylor	-	-	-	-	-
Total	14,908,904	600,000	1,000,000	300,108	16,809,012

Net Change Other during the year ended 30 June 2007 includes purchases of shares on market pursuant to Directors' Share Savings Plan, entitlement under share rights issue and exercise of options associated with the share rights issue, on market trades and other off-market transactions.

* J A Newton initial interest was 495,000 shares.

	Opening Balance	Received as Remuneration	Options Exercised	Options Sold	Closing Balance
Options (number)					
Directors					
W Bisley	1,000,000	1,000,000	(500,000)	(500,000)	1,000,000
W J Dewé	-	1,000,000	-	-	1,000,000
C R Hart	-	1,000,000	-	-	1,000,000
J A Newton	-	1,000,000	-	-	1,000,000
A J Rigg	1,000,000	1,000,000	-	(1,000,000)	1,000,000
J M D Willis	1,000,000	1,000,000	(500,000)	(500,000)	1,000,000
Executives					
C H Naylor	-	400,000	-	-	400,000
Total	3,000,000	6,400,000	(1,000,000)	(2,000,000)	6,400,000

At 30 June 2007 all options are vested and exercisable except for the 400,000 options granted to C H Naylor which vest 50% in February 2008 and 50% in February 2009.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

NOTE 22 KEY MANAGEMENT PERSONNEL (cont)

30 June 2006	Opening Balance	Granted as Remuneration	Options Exercised	Net Change Other	Closing Balance
Shares held in MEO Australia Limited (number)					
Directors					
W Bisley	644,794	-	-	75,406	720,200
W J Dewé	1,060,171	-	-	106,886	1,167,057
C R Hart	10,349,929	-	-	-	10,349,929
A J Rigg	583,331	-	-	38,950	622,281
J M D Willis	1,965,104	-	-	84,333	2,049,437
Total	14,603,329	-	-	305,575	14,908,904

Net Change Other during the year ended 30 June 2006 includes purchases of shares on market pursuant to the Directors' Share Savings Plan and off market transfers.

	Opening Balance	Received as Remuneration	Options Exercised	Net Change Other	Closing Balance
Options (number)					
Directors					
W Bisley	1,093,620	-	-	(93,620)	1,000,000
W J Dewé	94,292	-	-	(94,292)	-
C R Hart	324,377	-	-	(324,377)	-
A J Rigg	1,031,359	-	-	(31,359)	1,000,000
J M D Willis	1,149,792	-	-	(149,792)	1,000,000
Total	3,693,440	-	-	(693,440)	3,000,000

At 30 June 2006 all options are vested and exercisable.

NOTE 23 EVENTS AFTER BALANCE DATE

Share Purchase Plan

In June 2007 the Company announced a Share Purchase Plan (SPP) entitling shareholders to participate in the purchase of up to 5,000 MEO shares at $1.00 per share. At 30 June 2007 applications for shares totalled 7,852,000 with cash received of $7,852,000. At the close of the SPP there was 18,240,000 shares allotted and cash received of $18,240,000.

Share Options

Since balance date 400,000 November 2009 options over unissued shares were exercised at 50 cents per share.

Following the above issues the Company's total issued capital is 334,931,570 ordinary shares and there are 6,400,000 unissued shares in the capital of the Company subject to outstanding 30 November 2009 options.

NT/P68 Drilling Commitments

Since balance date MEO Australia, on behalf of the NT/P68 Joint Venture, has entered into contracts relating to the two well drilling program which is scheduled to commence in October 2007. Contracts include the West Atlas drill rig, support service vessels, helicopters, fuel, materials and wellhead equipment. The minimum costs of these activities are estimated at $70.0 million, which is shared by the joint venture partners in accordance with the NT/P68 Operating Agreement and farm-in agreement with Petrofac Resources Limited.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of MEO Australia Limited

We have audited the accompanying financial report of MEO Australia Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 8 to 14 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(b), the directors also state that the financial report, comprising the financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of MEO Australia Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of MEO Australia Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2(b).

3. the remuneration disclosures that are contained on pages 8 to 14 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Brett Croft
Partner
Melbourne
27 September 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of MEO Australia Limited

In relation to our audit of the financial report of MEO Australia Limited for the year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Brett Croft
Partner
Melbourne
27 September 2006

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

Mr John Newton resigns as Director

MELBOURNE, AUSTRALIA (September 28, 2007) -- MEO Australia Limited (ASX: MEO) advises that Mr John Newton has resigned as a director of the Company.

Subsequent to Mr Newton's appointment to the MEO board of directors, Xtract Energy Plc, where he serves as Executive Chairman, acquired Cambrian Oil & Gas Plc, which is the largest MEO shareholder. In keeping with high standards of corporate governance, Mr Newton and the Company believed that this situation may be perceived by the market to compromise the independence of Mr Newton as a director.

The Company wishes Mr Newton well and looks forward to his and Xtract Energy's continued support.

C.R. Hart
Managing Director
28 September 2007

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	**MEO Australia Limited**
ACN/ARSN	**006 447 952**

1. Details of substantial holder (1)

Name	**Cambrian Oil and Gas Plc (COIL)**
ACN\ARSN (if applicable)	**Incorporated in England Company Number 05061163**

There was a change in the interests of the substantial holder on	25 / 09 / 2007
The previous notice was given to the company on	09 / 05 / 2007
The previous notice was dated	09 / 05 / 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice - 09/05/07		Present notice – 25/09/07	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares (ORD)	77,116,814	28.04%	71,366,814	21.31%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/07/07	Cambrian Oil & Gas	Disposal	1,023,610	ORD 750,000	ORD 750,000
25/09/07	Cambrian Oil & Gas	Disposal	5,500,000	ORD 5,000,000	ORD 5,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Cambrian Mining Plc (CBM)	Cambrian Oil and Gas Plc (COIL)	N/A	CBM by virtue of owning 52% of issued capital of Xtract Energy Plc which owns 100% of issued capital of COIL	ORD 71,366,814	ORD 71,366,314

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Cambrian Mining Plc	CBM owns 52% of the issued capital of Xtract Energy Plc
Xtract Energy Plc	Xtract Energy owns 100% of the issued capital of COIL

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Cambrian Oil and Gas Plc	Level 2, 27 Albemarle Street, London SW1A 1LA

Signature

print name Alwyn Davey capacity Company Secretary

sign here date 27 / 09 / 2007

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

Cambrian Oil and Gas Plc Reduces Interest

Key Points:

- **Cambrian Oil and Gas reduces interest in MEO from 22.8% to 21.3%**
- **Shares acquired by existing institutional investors in MEO**
- **West Atlas drilling rig leaves Singapore**

MELBOURNE, AUSTRALIA (September 28, 2007) -- MEO Australia Limited (ASX: MEO) advises that the largest shareholder in the Company, Cambrian Oil and Gas Plc has recently reduced its interest from 22.8% to 21.3% following the sale of 5 million shares.

Existing institutional shareholders, including Lehman Brothers, acquired the shares. MEO is pleased to see the ongoing support from substantial institutional investors, particularly those that demonstrate strong banking and project financing capabilities. Such shareholders will be fundamental in the future support of the Company's objectives dependent on the confirmation of commercial natural gas resources during the NT/P68 appraisal drilling program and development decisions to construct the Tassie Shoal Gas-to-Liquid projects.

The West Atlas jack-up rig has been loaded on the heavy lift vessel, Blue Marlin, and has commenced its journey to Darwin. The rig is scheduled to arrive in Darwin on Tuesday, October 2, 2007. MEO expects to spud Heron-2 on or about October 6, 2007.

C.R. Hart
Managing Director
28 September 2007

West Atlas Jack-up rig loaded onto the Blue Marlin in Singapore harbour



28 September 2007 AIM: XTR

XTRACT ENERGY PLC
("Xtract" or the "Company")

MEO Australia Ltd

Xtract announces that it has recently reduced its interest in MEO Australia Ltd ("MEO") from 22.8% to 21.3% of MEO's issued capital.

The Company's wholly owned subsidiary Cambrian Oil & Gas Plc ('COIL') has this week sold 5 million shares in MEO at A$1.10 per share in cash to substantial financial institutions that are, like Xtract, strong supporters of MEO and its exploration, drilling and development plans.

Following this disposal Xtract (through COIL) retains 71,366,914 shares in MEO.

Enquiries please contact:

Xtract Energy plc	Andy Morrison, CEO	+44 (0) 20 7079 1798
Smith & Williamson Corporate Finance Limited	David Jones Azhic Basirov	+44 (0) 20 7131 4000
Scott Harris	Stephen Scott Annabel Michie	+44 (0) 20 7653 0030

For further Information on Xtract please visit www.xtractenergy.co.uk

About MEO

The MEO business plan is centred on the development of gas-to-liquids (GTL) projects in the Australian waters of the Timor Sea, approximately 275 km northwest of Darwin, in an area known as Tassie Shoal. The company has secured Australian Commonwealth Government environmental approvals for two large-scale methanol plants (1.8 mtpa) and an LNG plant (3 mtpa) that are valid until 2052.

Tassie Shoal is an area of shallow water adjacent to the Evans Shoal gas field and is located around 25km east of MEO's exploration permit, NT/P68. MEO mapping has identified five large structures in NT/P68, two of which were intersected by the Heron-1 well drilled in 1972, confirming gas columns. The resources contained in NT/P68 provide significant valuation upside by potentially providing a feedstock for the GTL projects as an alternative to possible third party gas supply from nearby resources.

About Xtract Energy Plc

Xtract identifies and invests in a diversified portfolio of early stage energy sector technologies and businesses with very significant growth potential. We aim to work closely with the associated management teams to achieve critical project milestones, to finance later development stages and to build and crystallise value for all shareholders and partners.

A short description of the principal assets of Xtract is set out below. These assets are either held directly or through wholly owned subsidiaries of the Company.

Elko Energy

Elko is an oil & gas exploration company which has an interest in a 5,370km2 exploration and production licence in the Danish North Sea and an investment in Dragon Energy Inc, a private Canadian company, with a development project in Gansu Province, China.

Wasabi Energy

Wasabi is a diversified investor in renewable energy and low greenhouse emission technologies, with interests in geothermal waste/heat, uranium exploration in Australia's Northern Territory and biodiesel investments in Victoria.

Central Asian Interests

Xtract's Central Asian interests include a production sharing agreement with Kyrgyzneftegaz to instigate a water injection project on the Beshkent- Togap oil field. Xtract also holds interests in several exploration licences in the Tash Kumyr area and in the Toktogul exploration licence.

Oil Shale

Xtract has oil shale and related petroleum product exploration rights over mining tenements in the Julia Creek area of Queensland and has recently been granted an exploration permit which gives rights to explore for oil shale in an area in the South of New Zealand. It is investigating the commercial production of hydrocarbons (crude oil) from oil shale.

Xtract is also available for trading on the open market segment of the Frankfurt Stock Exchange (ticker R9X.FSE).

RECEIVED
2008 AUG 27 A 7:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity MEO Australia Limited	
ABN 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John A Newton
Date of last notice	31 July, 2007
Date that director ceased to be director	28 September 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,000,000 30/11/2009 50 cents options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Drawone Pty Ltd as trustee of the Directors' Superannuation Fund	625,000 shares
500 Savings Pty Ltd as trustee of the Directors' Share Savings Plan	3,187 shares
TOTAL	**628,187 shares**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

Consent granted to drill Heron-2

Key Points:

- **NT government grants consent to drill Heron-2**
- **NOPSA approves Heron-2 Safety Case**
- **Blue Marlin and West Atlas drilling rig due to arrive in Darwin tomorrow**

MELBOURNE, AUSTRALIA (October 3, 2007) -- MEO Australia Limited (ASX: MEO) advises that yesterday the Northern Territory Department of Primary Industry, Fisheries and Mines granted consent to drill the Heron-2 well in the Company's Exploration Permit, NT/P68.

MEO had previously received Commonwealth consent under the Environmental Protection Biodiversity and Conservation Act to drill the proposed wells, however, the territory government coordinates and is responsible for the approval of the Environment Plan and Safety Case which set the operational and safety guidelines for the drilling campaign.

The West Atlas jack-up rig is being transported to Darwin on the heavy lift vessel, Blue Marlin. The vessel was expected to arrive earlier in the week but its departure was delayed by busy shipping movements in Singapore harbour and persistent headwinds slowing the Blue Marlin's speed during the 1850 nm (3200 km) journey to Darwin. The West Atlas is now scheduled to arrive in Darwin harbour on Thursday afternoon, October 4, 2007.

MEO expects to spud Heron-2 on or about October 11, 2007.

C.R. Hart
Managing Director
3 October 2007

West Atlas Jack-up rig loaded onto the Blue Marlin in Singapore harbour



MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

Media Background

BLUE MARLIN, WEST ATLAS & NT/P68 PERMIT

October 3, 2007

The Blue Marlin is a heavy transport vessel which is able to carry fully integrated ultra heavy and large cargo, including floating production platforms, ships and drilling platforms. Its gross weight is 53,000 tons.

It is expected to arrive in Darwin harbour on Thursday afternoon, October 4, carrying the new build jack-up drilling rig, West Atlas, owned and operated by Seadrill Drilling Management. The vessel was expected to arrive earlier in the week but its departure was delayed by busy shipping movements in Singapore harbour and persistent headwinds slowing the Blue Marlin's speed during the 1850 nm (3200 km) journey to Darwin.

Blue Marlin will partially submerge itself in Darwin harbour to enable the West Atlas rig to float free. The rig will then be towed to the drilling location.

West Atlas weighs approximately 10,000 tons (dry weight) and its legs stand 517 feet (157 metres) high. When the legs are lowered and bed into the sea floor the rig's platform will be elevated approximately 15-20 metres above sea level. The rig's clearance above sea level will depend on expected wave heights.

West Atlas has been contracted by MEO Australia and Coogee Resources for their respective drilling programs in the Timor Sea. These combined programs are expected to last for 12 to 14 months.

MEO will use the West Atlas to initially drill two wells in its Exploration Permit NT/P68, which is in the eastern Bonaparte Basin in Australian waters in the Timor Sea, approximately 220 kilometres northwest of Darwin. The first well is called Heron-2.

Given the arrival delay into Darwin harbour, the well spud date is expected to be October 11.

Heron-2 will target the two gas bearing formations observed in the Heron-1 well which was drilled in 1972 by Arco.

The next well is anticipated to be Heron-3, which would test the commercial produce-ability of hydrocarbons in a 500 metre horizontal section through the Darwin Formation, the reservoir section of the large Epenarra structure.

MEO also has the option to drill a third well with the West Atlas rig following the Coogee drilling program.

West Atlas jack-up is capable of working in 120 metres of seawater (depth), but the MEO wells are in relatively shallow water (35 to 65m). Using a jack-up rig results in a significant well cost saving when compared to a semi-submersible rig which is required for deeper waters.

The Heron-2 well will be the first drilling operation for the West Atlas. It is a modern rig with screen based control systems and automated loading systems for drill pipe and casing. These systems are expected to reduce drilling time and enhance operator safety.

The Managing Director of MEO Australia, Chris Hart said the wells were targeting the two gas bearing horizons in the Darwin formation and the deeper Elang/Plover Formation that had been observed in the Heron-1 well. The Elang/Plover Formation is the conventional and proven sandstone hydrocarbon reservoir in the Eastern Bonaparte Basin.

He said MEO's drilling program would utilize a number of Darwin's service and logistic support companies. MEO has established a site office in Darwin as a logistics base to store drilling equipment. The project will require regular shipping and helicopter movements to support the rig. The rig's consumables and equipment would be supplied from Darwin and all crew movements would also originate from the city.

In May 2007, Petrofac Energy Developments (Petrofac) executed a farm-in agreement to earn a participating interest in MEO's permit, NT/P68. Petrofac agreed to meet 25% of the well costs associated with the 2007 two well appraisal drilling program to earn a 10% interest and has an option to increase this farm-in interest to 15% by funding 37.5% of the well costs.

"Petrofac brings strong engineering, procurement, construction and operational expertise to the NT/P68 joint venture through their EPC and facility management divisions. Petrofac also provides an experienced sub-service team with specific skills in hydrocarbon production from fractured carbonates similar to the Epenarra reservoir. Key Petrofac personnel have joined the MEO team to help manage the 2007 drilling program."

"MEO continues to develop the gas-to-liquid (GTL) production projects that focus on the conversion of natural gas into transportable and marketable commodities; chemical grade methanol and liquefied natural gas (LNG). The current focus for MEO is to establish commercial gas resources for each project from NT/P68," said Chris Hart.

"Confirmation of commercial gas resources in NT/P68 will facilitate the development of the Tassie Shoal Methanol Project and the Timor Sea LNG Project."

"Both projects have secured their Commonwealth environmental approvals and in January 2007 were granted Major Project Facilitation status by the Australian Government. This status ensures that the Government's investment agency, Invest Australia, will work with MEO to progress the projects through any outstanding approvals processes and identify relevant government programs that may assist the rapid development of the projects."

For further information:
Chris Hart – +61 3 9614 0430 or +61 418 399 401
Colin Fulton – +61 407 327 248

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
600 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

WEST ATLAS RIG ARRIVAL

Key Points:

- **Blue Marlin and West Atlas drilling rig arrive in Darwin**
- **Rig unloaded this morning**
- **Rig tow to Heron-2 location commences on October 5, 2007**

MELBOURNE, AUSTRALIA (October 5, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that the Blue Marlin and West Atlas jack-up rig arrived safely into Darwin harbour at 3.30 pm on Thursday afternoon, October 4, 2007.

The rig was unloaded this morning at approximately 9.30 am and is currently being provisioned. The wet tow to the Heron-2 location is expected to commence at 2 pm, Saturday, October 5, 2007. The trip is estimated to take 36 hours.

The Northern Territory's Chief Minister Clare Martin yesterday said the arrival of the West Atlas jack-up rig for MEO Australia's gas field appraisals, showed the growing confidence in the Territory's future as a regional hub for energy supply and that the Government remains committed to supporting exploration companies such as MEO Australia to unlock the Northern Territory's enormous resource potential.

MEO expects to spud Heron-2 on or about October 11, 2007.

C.R. Hart
Managing Director
5 October 2007

Arrival into Darwin harbour of the West Atlas Jack-up rig



Northern Territory Government



Clare Martin
CHIEF MINISTER

4 October 2007

Giant Rig Arrives In Darwin Harbour

Gas exploration in the Northern Territory is set to ramp up with today's arrival of a giant drilling rig in Darwin Harbour.

Chief Minister Clare Martin said the arrival of the West Atlas jack-up rig for MEO Australia's gas field appraisals, showed the growing confidence in the Territory's future as a regional hub for energy supply.

"MEO Australia recently gained approval to commence its drilling campaign in the Timor Sea off Darwin and intends to spend about $100 million between now and Christmas drilling for gas," Ms Martin said.

"Following drilling for MEO Australia the rig has been contracted for 12 month's work at Coogee Resource's Montara oil project west of Darwin.

"And while there are well known oil and gas reserves in the Timor Sea, it is likely that many wells of potential commercial viability remain untapped.

"We are seeking to establish Darwin as a leading centre for gas development – which would deliver huge economic flow-on benefits.

"In addition to the production of liquid natural gas (LNG) itself, importing, processing and exporting natural gas and associated products kick starts a range of industries that use by products and provide services.

"Earlier this week the Northern Territory Government launched *Top End Secret 2: Orestruck*, to assist Australian and international companies tap into one of Australia's last great exploration frontiers.

"The Government remains committed to supporting exploration companies such as MEO Australia to unlock the Northern Territory's enormous resource potential."

…/2

The Seadrill Drilling Management-owned West Atlas jack-up rig is expected to arrive in Darwin Harbour at 4pm today on board The Blue Marlin, a heavy transport vessel weighing 53,000 tons.

The Blue Marlin will partially submerge itself in Darwin Harbour to enable the West Atlas rig to float free before the rig is towed to the drilling location.

Media contact: Geoff Fraser 0407 360 256

MEO Australia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

WEST ATLAS RIG ARRIVAL - AMENDED DATE

Key Points:

- **Blue Marlin and West Atlas drilling rig arrive in Darwin**
- **Rig unloaded this morning**
- **Rig tow to Heron-2 location commences on October 5, 2007**

MELBOURNE, AUSTRALIA (October 5, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that the Blue Marlin and West Atlas jack-up rig arrived safely into Darwin harbour at 3.30 pm on Thursday afternoon, October 4, 2007.

The rig was unloaded this morning at approximately 9.30 am and is currently being provisioned. The wet tow to the Heron-2 location is expected to commence at 2 pm, Saturday, October 6, 2007. The trip is estimated to take 36 hours.

The Northern Territory's Chief Minister Clare Martin yesterday said the arrival of the West Atlas jack-up rig for MEO Australia's gas field appraisals, showed the growing confidence in the Territory's future as a regional hub for energy supply and that the Government remains committed to supporting exploration companies such as MEO Australia to unlock the Northern Territory's enormous resource potential.

MEO expects to spud Heron-2 on or about October 11, 2007.

C.R. Hart
Managing Director
5 October 2007

Arrival into Darwin harbour of the West Atlas Jack-up rig





Clare Martin
CHIEF MINISTER

4 October 2007

Giant Rig Arrives In Darwin Harbour

Gas exploration in the Northern Territory is set to ramp up with today's arrival of a giant drilling rig in Darwin Harbour.

Chief Minister Clare Martin said the arrival of the West Atlas jack-up rig for MEO Australia's gas field appraisals, showed the growing confidence in the Territory's future as a regional hub for energy supply.

"MEO Australia recently gained approval to commence its drilling campaign in the Timor Sea off Darwin and intends to spend about $100 million between now and Christmas drilling for gas," Ms Martin said.

"Following drilling for MEO Australia the rig has been contracted for 12 month's work at Coogee Resource's Montara oil project west of Darwin.

"And while there are well known oil and gas reserves in the Timor Sea, it is likely that many wells of potential commercial viability remain untapped.

"We are seeking to establish Darwin as a leading centre for gas development – which would deliver huge economic flow-on benefits.

"In addition to the production of liquid natural gas (LNG) itself, importing, processing and exporting natural gas and associated products kick starts a range of industries that use by products and provide services.

"Earlier this week the Northern Territory Government launched *Top End Secret 2: Orestruck*, to assist Australian and international companies tap into one of Australia's last great exploration frontiers.

"The Government remains committed to supporting exploration companies such as MEO Australia to unlock the Northern Territory's enormous resource potential."

.../2

The Seadrill Drilling Management-owned West Atlas jack-up rig is expected to arrive in Darwin Harbour at 4pm today on board The Blue Marlin, a heavy transport vessel weighing 53,000 tons.

The Blue Marlin will partially submerge itself in Darwin Harbour to enable the West Atlas rig to float free before the rig is towed to the drilling location.

Media contact: Geoff Fraser 0407 360 256

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL SPUDS

Key Points:

- **West Atlas spuds Heron-2 well**

MELBOURNE, AUSTRALIA (October 15, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that the Heron-2 well was spudded late evening last Friday, October 12, 2007 in Exploration Permit, NT/P68. The permit is owned by MEO (90%) and Petrofac Energy Developments Oceania Ltd. (10%). MEO operates the permit.

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The 30 inch casing has been set and cemented to a depth of 108m and the rig is preparing to commence drilling the 26 in hole.

The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is 4300m below the seafloor. Depending on the results of Heron-2, the permit partners plan to drill Heron-3, which is designed as a horizontal well though a zone anticipated to be highly fractured in the Darwin Formation to test well deliverability.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon.

Epenarra, along with the other identified prospects in the permit, Heron North, Heron South, Blackwood and Seahawk, collectively, are estimated to have the potential for significant gas resources.

The current focus of the drilling campaign is to establish sufficient commercial gas resources in NT/P68 to support the development of the approved gas-to-liquid projects, the Tassie Shoal Methanol and Timor Sea LNG projects.

C.R. Hart
Managing Director, 15 October 2007

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX RELEASE

RECENT TRADING IN MEO SHARES

MELBOURNE, AUSTRALIA (October 19, 2007) -- MEO Australia Limited (ASX: MEO) advises the market that approximately 3.5 million shares in the Company have been sold by a substantial shareholder.

As soon as this trading was noticed, the Company contacted the seller offering to facilitate the sale of these shares. This offer of assistance was not accepted and all sales were made on market.

MEO is concerned that the manner of these sales may have had an impact on the share price at a time when the Company is embarking on activities that could confirm commercial gas reserves in NT/P68 and lead to the initiation of the development of the proposed LNG and methanol production projects.

The Company remains optimistic about its drilling activities and the subsequent development of its significant gas processing projects. The Heron-2 well was spudded on October 12, 2007.

The Company has sought to obtain the intentions of the selling shareholder with respect to its shareholding in the Company. The selling shareholder has declined to provide the Company with any assurance as to its future intentions. The Company continues to monitor the situation and has commenced development of a strategy intended to ensure that if any offer is put to the shareholders of the Company, it represents full value for the Company's shares.

C.R. Hart
Managing Director
19 October 2007

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT

Key Points:

- **Drilled 36 inch hole and 30 inch casing set to 108m**
- **Final rig commissioning, testing and minor repairs completed**
- **At 06.00 am commenced drilling the 26 inch hole**

MELBOURNE, AUSTRALIA (October 19, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 0900 hours, October 19, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

As a new rig, MEO allowed for an approximate 5 day period for final rig commissioning, equipment testing and minor repairs to ensure all critical equipment was fully operational prior to drilling out of the 30 inch conductor. At 6 am this morning, the rig commenced drilling the 26 inch hole.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well.

The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	34.4 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H_2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO_2 and H_2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.

Well Design:

Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/ Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations



NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells


WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
679m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Tow rig to location. Pin and preload.
Updated to 06:00hrs 19/10/2007
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Metres MDRT

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT

Key Points:

- **Drilled 26 inch hole to 990m**
- **Target Depth of 26 inch hole 1100m**
- **Preparing to set 20 inch casing**

MELBOURNE, AUSTRALIA (October 25, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, October 24, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig is currently drilling the 26 inch hole to a target depth of 1100m. The hole is currently at 990m with a drilling rate of 14m/hr. The rig is preparing to set the 20 inch casing once the target depth has been reached.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well.

The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location



Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations



NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone
Schematic Geological Cross Section Showing Structures & Proposed Wells


WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 06:00hrs 24/10/2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole.
Metres MDRT

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952
Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

FARMIN TO NORTHWEST SHELF PERMITS

Key Points:

- **MEO farms into three highly prospective Northwest Shelf exploration permits**
- **Permits immediately adjacent to Rankin, Goodwin and Perseus Gasfields**
- **Permits: WA-359-P, WA-360-P AND WA-361-P**
- **Large Zeus feature identified with similar high amplitude bright spots to the reservoir sections of the adjacent Perseus Gasfield**

MELBOURNE, AUSTRALIA (October 25, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to announce that the Company via its wholly owned subsidiary North West Shelf Exploration Pty Ltd has farmed into three Northwest Shelf offshore permits operated by Cue Energy Resources Limited (ASX: CUE). MEO has secured a 60% participating interest in these highly prospective exploration permits via a seismic acquisition option. MEO has agreed to meet the modest seismic acquisition obligations in these permits and has assumed the role as Operator for each permit. In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.

Location Map – New Northwest Shelf Permit Interests


LEGEND
Oil Field
Gas Condensate Field
MEO 60%
0
25Km
AUSTRALIA
WA-359-P
WA-361-P
WA-360-P
WA-270-P
WA-269-P
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Cossack
Wanaea
Egret
Eaglehawk
Perseus
North Rankin
Goodwyn
Legendre
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Urania
Geryon
Pluto
Iago
Wilcox
Dionysus

MEO has carefully reviewed the existing 2D and 3D data, which covers a large portion of the permits. The permits offer scope for many prospective oil and gas leads. At this stage, the most obvious significant potential appears to be in WA-361-P, immediately northwest of the Perseus Gasfield and on the northern flank of the Goodwyn Gasfield where a thick sequence of interpreted Legendre shoreface and shallow marine sandstones are present in the Keast Graben. A potential stratigraphic trap, Zeus, has been identified, which is thought to be a similar play and analogous to the Perseus Gasfield (12 Tcf) and to the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield.

Map of Top Triassic showing Zeus and nearby Rankin trend gasfields


WA361P
Zeus
Perseus
Nth Rankin

Zeus is a Legendre shoreface/shallow marine sandstone play within the fault bounded NNE-trending Keast Graben. The Legendre Formation appears to thicken into the graben controlled by growth of basin margin syn-depositional faults, thinning onto northern and southern high blocks. Generation and migration modelling from Triassic source rocks in the Keast Graben underlying Zeus has confirmed a likely petroleum charge mechanism. Zeus has prospective multi-TCF in place potential of 5 to 15 Tcf over 350 sq km of closure with up to 100 m of net pay.

The most encouraging indications are the Company's observations, on the existing 3D seismic data, of possible development of amplitude-related hydrocarbon indicators (bright spots) that are similar to amplitudes observed in the same reservoir gas sands at Perseus.


Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

Seismic amplitude response of interpreted Legendre gas bearing sands across the Perseus Gasfield


Interpreted Legendre sands at Zeus represented by high amplitude reflections – possible "bright spots"

Seismic line across Zeus showing bright amplitudes in Legendre Formation

The respective participating interests for the permits prior to drilling would be as follows:

Permit	MEO (Operator)	Cue Energy	Gascorp	Exoil
WA-359-P	60%	20%	nil	20%
WA-360-P	60%	20%	20%	nil
WA-361-P	60%	20%	20%	nil

MEO has secured the PGS Australia seismic acquisition vessel, M/V Orient Explorer to acquire approximately 300 sq km of new 3D seismic data. The new data and selected re-processing of the existing 3D dataset, followed by AVO (amplitude variation with offset) and other studies, are expected to further delineate the Zeus prospect and a number of other emerging leads in these exciting strategically located permits.

In permits where MEO decides to fund the cost of a well, the drilling is likely to occur in 2009. MEO has identified a number of commercialization paths for any gas resources confirmed in the permits, including tie-in to nearby under-utilized gas production facilities and/or third party gas supply to new or proposed Northwest Shelf LNG developments requiring additional gas supplies.

MEO's acquisition of interests in these Northwest Shelf permits offers the opportunity to significantly broaden the scope of the Company's current upstream interests. The permits are located within a proven world-class hydrocarbon province with highly developed production infrastructure. The interests are complementary to the Company's current plans to develop LNG and methanol production projects.

MEO is currently drilling the Heron-2 well in the Bonaparte Basin permit NT/P68, as part of a multi-well drilling campaign designed to confirm commercial gas resources in sufficient quantities to underpin the development of the Tassie Shoal methanol and LNG production projects.

C.R. Hart
Managing Director
October 25, 2007

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	MEO Australia Limited
ACN / ARSN	066 447 952

1. Details of substantial holder (1)

Name	Santos Ltd and related bodies corporate (Refer Annexure A)
ACN / ARSN (if applicable)	007 550 923

The holder ceased to be a substantial holder on 23 / 10 / 2007
The previous notice was given to the company on 11 / 09 / 2007
The previous notice was dated 11 / 09 / 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
23/10/2007	Santos Ltd	Disposal of relevant interest resulting from on market sale of shares.	$4,997,748.43	4,433,580 fully paid ordinary shares	4,433,580

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos Limited	Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia, 5000
Each related body corporate of Santos	C/- Santos Limited Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia, 5000

Signature

print name James Leslie Baulderstone capacity Company Secretary

sign here date 25 / 10 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure 'A' of 2 pages referred to in Form 605 "Notice of ceasing to be a substantial holder" dated 25 October 2007 and signed by me.

James Leslie Baulderstone
25 October 2007

SANTOS LTD
A.B.N. 80 007 550 923

GROUP COMPANIES

	A.B.N. or Company Number
ALLIANCE PETROLEUM AUSTRALIA PTY LTD	60 004 559 951
ASSOCIATED PETROLEUM PTY LTD	96 010 760 193
BARRACUDA LIMITED	14694
BASIN OIL PTY LTD	36 000 628 017
BONAPARTE GAS & OIL PTY LIMITED	72 060 530 109
BOSTON L.H.F. PTY LTD	60 006 992 392
BRIDGEFIELD PTY LTD	27 010 461 819
BRIDGE OIL DEVELOPMENTS PTY LIMITED	30 001 152 049
BRIDGE OIL EXPLORATION PTY LIMITED	90 008 463 401
BRONCO ENERGY PTY LIMITED	70 121 979 664
CANSO RESOURCES PTY LTD	43 002 133 833
COVEYORK PTY LIMITED	44 083 868 259
DOCE PTY LTD	60 010 498 487
FAIRVIEW PIPELINE PTY LTD	30 118 281 333
FARMOUT DRILLERS PTY LTD	54 000 393 635
GIDGEALPA OIL PTY LTD	55 111 573 883
KIPPER GS PTY LTD	63 086 449 809
LAVANA LIMITED	1-32230
MOONIE OIL PTY LTD	65 009 713 188
MOONIE PIPELINE COMPANY PTY LTD	18 009 719 484
NOVUS NOMINEES PTY LTD	11 094 398 937
PETROLEUM VENTURES B.V.	27267280
PETROMIN PTY LTD	41 009 778 787
REEF OIL PTY LTD	70 000 646 800
SANRO INSURANCE PTE LTD	200202340M
SANTOS LIMITED	80 007 550 923
SANTOS (299) PTY LTD	95 008 953 991
SANTOS AMERICAS AND EUROPE CORPORATION	* 118 031 986
SANTOS ASIA PACIFIC PTY LTD	95 050 485 099
SANTOS AUSTRALIAN HYDROCARBONS PTY LTD	83 010 850 487
SANTOS (BAWEAN) PTY LTD	17 099 332 162
SANTOS (BBF) PTY LTD	58 116 866 016
SANTOS (BOL) PTY LTD	35 000 670 575
SANTOS BRANTAS PTY LTD	35 110 095 031
SANTOS CARBON PTY LTD	14 005 699 436
SANTOS CSG PTY LTD	72 121 188 654
SANTOS DARWIN LNG PTY LTD	63 008 651 269
SANTOS DIRECT PTY LTD	62 108 846 288
SANTOS (DONGGALA) PTY LTD	29 110 762 519
SANTOS EGYPT PTY LTD	12 109 652 333
SANTOS EXPLORATION PTY LTD	77 005 784 305
SANTOS FACILITIES PTY LTD	42 008 031 007

.../2

	A.B.N. or Company Number
SANTOS FINANCE LTD	81 002 799 537
SANTOS (GLOBE) PTY LTD	58 096 954 693
SANTOS GNUCO PTY LTD	39 066 042 411
SANTOS HIDES LTD	1-30340
SANTOS INTERNATIONAL HOLDINGS PTY LTD	57 057 585 869
SANTOS INTERNATIONAL OPERATIONS PTY LTD	86 010 546 308
SANTOS INTERNATIONAL VENTURES PTY LTD	60 123 982 749
SANTOS (JBJ1) PTY LTD	128 020 477
SANTOS (JBJ2) PTY LTD	128 020 824
SANTOS (JBJ3) PTY LTD	128 020 913
SANTOS (JPDA 06-104) PTY LTD	44 119 728 504
SANTOS (JPDA 91-12) PTY LTD	44 056 937 752
SANTOS (MADURA OFFSHORE) PTY LTD	70 085 618 711
SANTOS (NARNL COOPER) PTY LTD	75 004 761 255
SANTOS (NGA) PTY LTD	25 091 824 798
SANTOS NIUGINI EXPLORATION LIMITED	C11440
SANTOS (N.T.) PTY LTD	63 008 481 990
SANTOS (NTH BALI I) PTY LTD	83 106 393 622
SANTOS OFFSHORE PTY LTD	38 005 475 589
SANTOS OIL EXPLORATION (MALAYSIA) SDN BHD (In Liquidation)	162220-K
SANTOS (PAPALANG) PTY LTD	97 104 796 429
SANTOS PETROLEUM PTY LTD	95 000 146 369
SANTOS PETROLEUM MANAGEMENT PTY LTD	53 009 898 284
SANTOS PETROLEUM OPERATIONS PTY LTD	89 010 829 017
SANTOS (POPODI) PTY LTD	18 104 796 410
SANTOS QNT PTY LTD	33 083 077 196
SANTOS QNT (NO. 1) PTY LTD	54 083 077 221
SANTOS QNT (NO. 2) PTY LTD	52 083 077 276
SANTOS QUEENSLAND CORP	* 111 733 969
SANTOS RESOURCES PTY LTD	55 010 407 664
SANTOS (SAMPANG) PTY LTD	50 079 873 377
SANTOS (SPV) PTY LTD	64 116 866 043
SANTOS (TGR) PTY LTD	29 098 099 908
SANTOS TIMOR SEA PIPELINE PTY LTD	61 003 111 573
SANTOS TOG CORP	* 102 958 734
SANTOS TOGA PTY LTD	46 077 536 871
SANTOS TPC PTY LTD	66 107 141 980
SANTOS TPY CORP	* 102 958 707
SANTOS TPY CSG CORP	* 108 566 052
SANTOS UK (KAKAP 2) LIMITED	03115420
SANTOS VIETNAM PTY LTD	17 119 317 270
SANTOS (WARIM) PTY LTD	76 078 717 101
SESAP PTY LTD	87 078 847 257
TMOC EXPLORATION PROPRIETARY LIMITED	45 010 118 822
TRANSOIL PTY LTD	12 009 729 113
VAMGAS PTY LTD	76 006 245 110

* A.R.B.N

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 1,000,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 1,000,000 30/11/2009 options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30/10/2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	335,931,570	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,400,000	30/11/2009 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 31/10/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

REPORT ON ACTIVITIES

FOR THE QUARTER ENDED

30 SEPTEMBER 2007

COMPANY'S ACTIVITIES DURING THE QUARTER

During the quarter, the Company and Petrofac Limited finalized all matters relating to the drilling program in NT/P68 and the arrival of the West Atlas jack-up rig.

The Company completed the Share Purchase Plan (SPP) capital raising activity during the quarter, raising an additional $18.240 million of which $10.388 million was received in cash in the quarter. The number of shares on issue at the end of the quarter stands at 334,931,570.

PETROLEUM EXPLORATION PERMIT NT/P68 (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas demands of the proposed Tassie Shoal LNG and methanol projects.

The Company secured a new jack-up rig operated by Seadrill to drill up to three wells in NT/P68. The West Atlas arrived in early October and the Heron-2 well spudded on October 12, 2007. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level. The duration estimate for Heron-2 is between 50 and 75 days (dry hole or full testing of both horizons).

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

Dependent on the results of Heron-2, the second well would either be Heron-3B, Heron-3C or Blackwood-1. Heron-3B is designed as a commercial production test of Epenarra with a 500m horizontal completion. Heron-3B is approximately 5 kilometres northwest of the Heron-1 location and is sufficiently down-dip to prove a significant P2 resource assuming the production testing is successful. Heron-3C is south of Heron-1 and is designed as a vertical well to penetrate both the Epenarra and Heron South structures.

TIMOR SEA LNG PROJECT (MEO 90%)

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The methanol and LNG projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages. As part of the NT/P68 farm-in agreement, Petrofac has the right to take a 10% participating interest in the TSLNGP, reducing the MEO interest to 90%.

Torp Technology was engaged to design a dedicated loading system for Tassie Shoal facilities based on the Torp HiLoad LNG technology. This technology utilizes an independent dynamically positioning LNG docking and loading device, a single point mooring system and flexible LNG hoses that have recently been fully certified for commercial use. The loading system would significantly improve loading availability and avoids the higher operating costs associated with jetty docking and tug boat assistance.

TASSIE SHOAL METHANOL PROJECT (MEO 50%)

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). As part of the NT/P68 farmin agreement, Petrofac has the right to take a 10% participating interest in the TSMP, reducing the APCI interest to 40%.

The project proposes to construct two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, tow these plants to Tassie Shoal in the Australian waters of the Timor Sea and ground the structures in the shallow waters of the shoal for operation.

During the quarter, the Company reviewed the capital cost assumptions for the utilities section of the plant (power generation, steam, nitrogen, desalination and flare) and is currently preparing the basis of design documentation to initiate front-end engineering and design (FEED) studies in 2008 assuming the drilling results in NT/P68 are positive.

IMPORTANT EVENTS SUBSEQUENT TO THE QUARTER

On October 25, 2007, the Company, via its wholly owned subsidiary North West Shelf Exploration Pty Ltd, farmed into three Northwest Shelf offshore permits (WA-359-P, WA-360-P & WA-361-P). MEO has secured a 60% participating interest in these highly prospective exploration permits via a seismic acquisition option.

MEO has carefully reviewed the existing 2D and 3D data, which covers a large portion of the permits. The permits offer scope for many prospective oil and gas leads. At this stage, the most obvious significant potential appears to be in WA-361-P, immediately northwest of the

Perseus Gasfield and on the northern flank of the Goodwyn Gasfield where a thick sequence of interpreted Legendre shoreface and shallow marine sandstones are present in the Keast Graben. A potential stratigraphic trap, Zeus, has been identified, which is thought to be a similar play and analogous to the Perseus Gasfield (12 Tcf) and to the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield.

Zeus has prospective multi-TCF in place potential of 5 to 15 Tcf over 350 sq km of closure with up to 100 m of net pay. The Company is encouraged by observations on the existing 3D seismic data of possible development of amplitude-related hydrocarbon indicators (bright spots) in the Zeus feature that are similar to amplitudes observed in the same reservoir gas sands at Perseus.



LEGEND
Oil Field
Gas Condensate Field
0
25Km
WA-359-P
WA-361-P
WA-360-P
Mutineer
Exeter
Hermes
Angel
Talisman
Perseus
Eaglehawk
Egret
North Rankin
Cossack
Wanaea
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Pluto
Iago
Wilcox
Dionysus
Geryon
Urania

MEO's acquisition of interests in these Northwest Shelf permits offers the opportunity to significantly broaden the scope of the Company's current upstream interests. The permits are located within a proven world-class hydrocarbon province with highly developed production infrastructure. The interests are complementary to the Company's current plans to develop LNG and methanol production projects.

Christopher Hart
Managing Director
Melbourne, Australia
October 31, 2007

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MEO AUSTRALIA LIMITED

ABN	Quarter ended ("current quarter")
43 066 447 952	30 September 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(11,362)	(11,362)
	(b) development	(2)	(2)
	(c) production	-	-
	(d) administration	(928)	(928)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1,020	1,020
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other expense recoveries	655	655
	Net Operating Cash Flows	(10,617)	(10,617)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	(2)	(2)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(2)	(2)
1.13	Total operating and investing cash flows (carried forward)	(10,619)	(10,619)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	200	200
	Proceeds from Share Purchase Plan	10,388	10,388
1.15	Purchase of shares on market in settlement of vested performance rights	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – share issue costs	(1,179)	(1,179)
	Net financing cash flows	9,409	9,409
	Net increase (decrease) in cash held		
1.20	Cash at beginning of quarter/year to date	70,929	70,929
1.21	Exchange rate adjustments to item 1.20	(820)	(820)
1.22	**Cash at end of quarter**	68,899	68,899

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	192
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	40,000
4.2	Development	-
	Total	**40,000**

Estimated cash inflows for next quarter

	-
Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	25,232	8,251
5.2	Deposits at call	43,667	54,826
5.3	Bank overdraft	-	-
5.4	Cash received from Share Purchase Plan prior to allotment	-	7,852
	Total: cash at end of quarter (item 1.22)	68,899	70,929

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buy-backs, redemptions	-	-	-	-
7.3	**+Ordinary securities**	334,931,570	334,931,570	-	-
7.4	Changes during quarter (a) Increases through issues	18,240,000 400,000	18,240,000 400,000	100 50	100 50
	(b) Decreases through returns of capital, buy-backs	-	-	-	-
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
7.7	**Options** *(description and conversion factor)*	6,400,000	-	*Exercise Price(cents)* 50	*Expiry Date* 30/11/2009
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	400,000	400,000	50	50
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 31 October, 2007
Company Secretary

Print name: Colin H Naylor

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Cash Flow Statement* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level,17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 3

Key Points:

- **20 inch casing landed and cemented**
- **Currently testing and installing 15,000 PSI Blow-out Preventer stack (BOP)**
- **Preparing to drill 17½ inch hole to 2200m**

MELBOURNE, AUSTRALIA (November 2, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, November 1, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig completed the running and cementing of the 20 inch casing is currently testing and installing the 15,000 PSI Blow-out Preventer stack (BOP). The 15K stack is required for the higher reservoir pressures predicted in the Plover sandstones of the Heron North structure. MEO expects to shortly commence drilling the 17½ inch hole to a target depth of 2200m.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.

Well Design:

Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	**Gas-in-Place Mean Contingent Resource[1]**	**Recoverable Mean Gas Contingent Resource[1]**
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/ Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations



NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

NORTHWEST SHELF SEISMIC ACQUISITION & REPROCESSING

Key Points:

- **MEO executes Letter of Award with PGS**
- **3D reprocessing contract awarded to Dayboro Geophysical**
- **3D acquisition expected to commence on December 1, 2007**

MELBOURNE, AUSTRALIA (November 2, 2007) -- MEO Australia Limited (ASX: MEO), in its capacity as operator is pleased to advise that a Letter of Award has been executed with PGS Australia Pty Ltd securing the 3D seismic acquisition vessel, M/V Orient Explorer to acquire approximately 250 sq km of 3D data and 250 line km of 2D data over the Company's Northwest Shelf permits, WA-359-P, WA-360-P and WA-361-P. 3D acquisition is scheduled to commence on or about December 1, 2007 and is expected to require 17 days to complete. The vessel will then be reconfigured to acquire 250 line km of new 2D data.

In addition, MEO has awarded a contract to reprocess approximately 600 sq km of existing 3D data to Dayboro Geophysical. The 3D data to be reprocessed is part of the Rosie 3D survey acquired by Western Mining in 1997. The reprocessed data covers the large Zeus feature in WA-361-P and will focus the application of modern processing streams to reduce multiples and to recover the offset gathers so that accurate mapping and AVO analysis can be undertaken. This is expected to further delineate the extent and nature of the "bright events" noted within the target reservoir sections of Zeus. These bright events are regarded as possible amplitude-related hydrocarbon indicators that are the same sands and similar to amplitudes observed in the nearby Perseus Gasfield reservoir gas sands.

The participating interests in the Northwest Shelf permits are as follows:

Permit	MEO (Operator)	Cue Energy	Gascorp	Exoil
WA-359-P	60%	20%	nil	20%
WA-360-P	60%	20%	20%	nil
WA-361-P	60%	20%	20%	nil

C.R. Hart
Managing Director
November 2, 2007

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX RELEASE

RECENT TRADING IN MEO SHARES

MELBOURNE, AUSTRALIA (10 am, November 8, 2007) -- MEO Australia Limited (ASX: MEO) advises the market that approximately 12.3 million shares in the Company have been sold by Santos Limited. The sale of the remaining shares Santos Limited held in the Company was facilitated by Tolhurst Limited. The shares were placed to Australian funds and private clients enthusiastic about the current drilling program in NT/P68.

The West Atlas is presently drilling the 17½ inch hole in Heron-2 at an approximate depth of 1670 metres.

C.R. Hart
Managing Director

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 4

Key Points:

- **Drilling 17½ inch hole to 2100m**
- **Current depth of well: 1950m**

MELBOURNE, AUSTRALIA (November 9, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1200 hours, November 9, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig is drilling the 17½ inch hole to a target depth of 2100m. The hole is currently drilling in the Vee Formation at 1950m with a drilling rate of between 15 and 20 m/hr. MEO expects to commence setting the 13⅜ inch casing on Saturday, November 10, 2007.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	5620 Bcf	3200 Bcf
Heron North: Elang/Plover Formation	3790 Bcf	2650 Bcf
Heron South: Elang/Plover Formation	1750 Bcf	1225 Bcf

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location


Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
ConocoPhillips LNG Project
N.T.
AUSTRALIA
W.A.
N
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations


NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells


WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 12:00hrs 09/11/2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole.
Metres MDRT
0
500
1000
1500
2000
2500
3000
3500
4000
4500
10
20
30
40
50
60
70
80

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 5

Key Points:

- **17½ inch hole drilled to 2125m**
- **13⅜ inch casing landed and set**
- **Preparing surface equipment to drill 12¼ inch hole to 3440m**

MELBOURNE, AUSTRALIA (November 15, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, November 15, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig has drilled the 17½ inch hole to a depth of 2125m and the 13⅜ inch casing has been successfully landed and cemented. The rig is currently changing the mud system from water based to synthetic (SBM) mud and preparing the BOP stack for high pressure high temperature operation. MEO expects to commence drilling the 12¼ inch hole to 3440m late Saturday, November 17, 2007. The Top Darwin Formation is prognosed at 3124m.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director

DETAILS

Licence: NT/P68

Operator: MEO Australia Limited

Rig: Seadrill West Atlas jack-up

Surface location:
Latitude: 10 deg 25 min 12.443 sec
Longitude: 128 deg 56 min 20.155 sec
Datum: GDA94

Seawater Depth: 35 m LAT

Spud Date: 2200 hours (ACST), October 12, 2007

Target Strata:
Primary: Darwin Formation; Facies C
Secondary: Elang/Plover Formation

Total Depth: 4334 metres (MDRT)
(MD - measured depth below the rig's rotary table - RT)

Primary Target Depth: Top Darwin Fm 3124 metres (MDRT)

Secondary Target Depth: Top Plover Fm 3944 metres (MDRT)

Designated Authority: Northern Territory Department of Primary Industry, Fisheries and Mines

Reservoir Objectives:

Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of $C0_2$, H_2S and mercury.

Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO_2 and H_2S in the gas.

Production Objectives: In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.

Well Design: Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location


Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations


NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells

WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas


MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
250
500
579m
750
1000
Puffin Fm
1250
1500
1462m
Vee Fm
1750
2000
2081m
Wangarlu Fm
2250
2500
2750
3000
3124m
Darwin Fm
3244m
3250
Echuca Shoals Fm
3352m
3500
Flamingo Fm
3750
4000
3954m
Plover Fm
4250
4500
TD 4334m
Success


Heron-2
Time - Depth Curve
Updated to 06:00hrs 15/11/2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole to 835mMD POOH to change bit
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole . Run and cement 13 3/8" casing. Rig up surface equipment.
Metres MDRT
0
500
1000
1500
2000
2500
3000
3500
4000
4500
0
10
20
30
40
50
60
70
80

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 6

Key Points:

- **Well has penetrated upper half of the Epenarra Darwin Formation**
- **Gas shows observed in mud returns in upper Darwin Formation**
- **Currently tripping out to change 12¼ inch bit**

MELBOURNE, AUSTRALIA (November 23, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, November 23, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The Top Darwin Formation was encountered 62m higher than prognosed (3062m). The well depth is currently 3151m and the rig is tripping out to change a worn bit. MEO expects to start re-drilling the 12¼ inch hole through Facies C of the Epenarra Darwin Formation to a section target depth of 3440m later today.

Elevated gas readings have been recorded in the mud returns through the upper section of the Darwin Formation and mud weights were increased accordingly. While these observations are encouraging, the Company stresses that until the section drilling has been completed, testing undertaken, including analysis of the log data to confirm the development of a fracture system and permeability in the section, and hydrocarbons recovered, MEO is unable to confirm gas quality or that a recoverable resource is present in the Epenarra structure.

An extensive log suite, including borehole image logging is planned to be recorded from the section TD, through the Darwin Formation to the 13⅜ inch casing shoe. Following this activity, the 9⅝ inch casing will be landed and cemented. The well will then continue to drill an 8½ inch hole to the Elang/Plover Formation.

The prognosed depth of the Top Elang/Plover Formation at the Heron North structure is 3900m.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart
Managing Director
MEO Australia Limited, NT/P68 Operator

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location



Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations



NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth:
P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells


WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1482m
2081m
3124m
3244m
3352m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 09:00hrs 23/11/2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole . Run and cement 13 3/8" casing. Rig up surface equipment.
Drill 12 1/4" hole to 3151m. Pull out to change bit..
Metres MDRT

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX RELEASE

HERON-2 WELL UPDATE

MELBOURNE, AUSTRALIA (10 am, November 27, 2007) -- MEO Australia Limited (ASX: MEO) advises the market that the West Atlas rig has successfully completed the running of three planned log suites from the section depth (3360m), through the Epenarra Darwin Formation to the 13⅜ inch casing shoe.

The rig has also recovered 18 rotary side-wall core samples for detailed petrophysical analysis. The cores samples were taken through the Darwin Formation and underlying source rock, the Echuca Shoals Formation. The majority of samples targeted the Darwin Formation facies C zone which was interpreted to be gas-bearing in Heron-1. Preliminary analysis of the log suites acquired in Heron-2 also indicates Facies C to be gas bearing.

The joint venture partners are carefully reviewing the new data prior to making a firm decision about flow testing this interpreted gas bearing zone. Until the hydrocarbons are recovered and analysed, MEO is unable to confirm gas quality or that a recoverable resource is present in Epenarra.

The rig is currently running the 9⅝ inch casing to the 3360m section depth. An 8½ inch hole will then be drilled to the Heron North Elang/Plover Formation.

Production testing of Epenarra can only be undertaken after the drilling (and if warranted flow testing) of the underlying Heron North structure.

C.R. Hart
Managing Director

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX RELEASE

HERON-2 WELL UPDATE

JOINT VENTURE DECISION TO PRODUCTION TEST EPENARRA DARWIN RESERVOIR

MELBOURNE, AUSTRALIA (December 5, 2007) -- MEO Australia Limited (ASX: MEO) advises the market that the NT/P68 Joint Venture partners have today approved production testing of the gas charged zone of the Epenarra Darwin formation reservoir in the Heron-2 well.

The participants in the Heron-2 well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

The drilling update released on November 27, 2007 advised that the West Atlas rig had successfully acquired data from three planned log suites and recovered 18 rotary side-wall core samples for detailed petrophysical analysis. Processing and analysis of this extensive data suite was required before the Joint Venture partners were able to commit to the Epenarra production testing and approve the substantial additional investment.

Results of the drilling, log and core sample interpretation of the Darwin formation indicate:

- gas saturation recorded over entire 50 metres (3109m – 3159m) of facies C;
- no carbon dioxide recorded by mud gas detection systems while drilling;
- initial mud log indications while drilling suggest wet gas;
- primary porosity in facies C ranging between 5% and 12%;
- four major open fracture sets interpreted from Sonic Scanner;
- multiple open secondary fractures noted in side-wall core samples;
- in the absence of a full diameter core, facies C fracture permeability is inferred in the multi-darcy range.

The results correlate closely to the Heron-1 well (2.7 km away) providing confidence in potential reservoir continuity. Correlation with the inversion data obtained from the 3D seismic data provides further confidence in predicting reservoir continuity. The modern logging suite obtained in Heron-2 confirmed the porosity and permeability assumptions used in MEO's previous Contingent Resource calculations.

Production testing of Epenarra is being undertaken to determine gas quality and reservoir productivity, confirming that a recoverable resource is present. Testing of this zone can only occur after the completion of drilling and possible production testing (subject to separate Joint Venture approval) of the underlying Heron North Elang/Plover target reservoir.

The rig is currently drilling the 8½ inch hole through the lower sections of the Flamingo formation, which is immediately overlying the Heron North Elang/Plover objective. A further report describing current drilling operations will be made later in the week in the regular weekly drilling report (No: 8)

C.R. Hart
Managing Director

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

PLACEMENT OF 50M SHARES

MELBOURNE, AUSTRALIA (December 12, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that during the trading halt, a placement of 50 million shares at A$1.25 per share was made to Australian, United Kingdom and European institutional, professional and sophisticated investors raising A$62.5 million (before costs). The placement was jointly managed by the Company's Australian broker, Tolhurst Limited, and London broker, WH Ireland Limited. The offer was conducted within the 15% placing capacity and was heavily over-subscribed.

Previous fund raising activities provided the Company with sufficient capital to meet the dry hole costs of the two back-to-back appraisal wells in the current drilling campaign. Funds raised will be applied to the following planned activities:

- Initiation of LNG and methanol project studies including site selection to secure a casting basin site in SE Asia for the potential construction of the methanol plant and LNG tank substructures, pre-FEED, finalization of Basis of Design documentation and Capex reviews of the projects;
- Production testing of the gas bearing zones in the wells (refer ASX Releases December 5, 2007 and December 10, 2007);
- Acquisition of approximately 800 sq km of new 3D seismic to extend the existing 500 sq km 3D seismic coverage over the whole of the Epenarra and Heron structures in NT/P68. Acquisition is planned for March 2008;
- Acquisition of new 3D and 2D seismic in the recently acquired Northwest Shelf permits;
- Contingency for drilling cost over-runs and general working capital.

The rig is currently completing logging operations and is preparing to set the 7 inch liner to isolate the over-pressured Flamingo Formation. MEO expects to commence drilling the 6 inch hole in the week commencing December 17, 2007.

The Company remains in a strong financial position and looks forward to a successful outcome in the current drilling campaign, further development of the Tassie Shoal LNG and methanol projects, and exploration of the Northwest Shelf permits.

C.R. Hart
Managing Director

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

NORTHWEST SHELF SEISMIC ACQUISITION COMMENCES

MELBOURNE, AUSTRALIA (December 13, 2007) -- MEO Australia Limited (ASX: MEO) is pleased to advise that the PGS Australia seismic acquisition vessel, M/V Orient Explorer has arrived in permit WA-360-P and is currently deploying the 3D cables and array. The vessel expects to commence acquiring 250 sq km of 3D data over WA-360-P and WA-361-P at noon today. 3D acquisition is planned to be completed in approximately 18 days.

At the completion of the 3D acquisition, the vessel will transit to MEO's third Northwest Shelf permit, WA-359-P to commence the acquisition of 250 line km of 2D data.

The Company have also engaged Dayboro Geophysical to reprocess the Rosie 3D survey, acquired by Western Mining in 1997. Part of this survey covers the large Zeus feature, believed by MEO to be a stratigraphic trap similar to the nearby Perseus Gasfield. Dayboro have secured the field tapes for the survey and will shortly commence reprocessing primarily to recover the offset gathers so that AVO analysis and mapping can be undertaken. This mapping is expected to elevate the Zeus prospect to drill ready status.

C.R. Hart
Managing Director

M/V Orient Explorer



Primary prospects and leads in permits WA-359-P, WA-360-P & WA-361-P, and seismic acquisition and reprocessing polygons


Brigadier-1
250 sq km new 3D seismic acquisition
WA361P
WA360P
Zeus Prospect
WA259P: 250 km new 2D seismic acquisition
Upper Jurassic Angel
Middle Jurassic Legendre
Triassic Mungaroo
630 sq km 3D seismic data reprocessing
Primary Prospects & Leads and planned seismic surveys

BACKGROUND:

On October 25, 2007, MEO secured a 60% participating interest in these highly prospective exploration permits via a seismic acquisition option. MEO has agreed to meet the modest seismic acquisition obligations in these permits and has assumed the role as Operator for each permit. In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.

The respective participating interests in the permits prior to drilling are as follows:

Permit	MEO (Operator)	Cue Energy	Gascorp	Exoil
WA-359-P	60%	20%	nil	20%
WA-360-P	60%	20%	20%	nil
WA-361-P	60%	20%	20%	nil

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 50,000,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.25 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund MEO Australia's share of expenditure for production testing two appraisal wells in NT/P68 and acquire and process 3D and 2D seismic in NT/P68 and Northwest Shelf Permits.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19/12/2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	385,931,570	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,400,000	30/11/2009 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in the foreseeable future

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 19/12/2007

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

NOTICE GIVEN UNDER SECTION 708A (5) OF THE CORPORATIONS ACT

19 December 2007

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to the ASX in accordance with the ASX Listing Rules; and
(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of;
  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or
  (ii) the rights and liabilities attaching to fully paid ordinary shares

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

DETAILS OF THE ISSUE OF SECURITIES		
Class of Securities	:	Ordinary Shares
ASX Code of the Securities	:	MEO
Date of the Issue	:	19 December 2007
Total number of Securities Issued	:	50,000,000

For and on behalf of the board of
MEO AUSTRALIA LIMITED

COLIN H NAYLOR
Company Secretary

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

NORTHWEST SHELF 3D SEISMIC ACQUISITION UPDATE

Key Points:

- **52% of 3D data now acquired**
- **Good weather conditions and data quality excellent**
- **4.5% infill required to date**

MELBOURNE, AUSTRALIA (December 20, 2007) -- MEO Australia Limited (ASX: MEO) advises that the PGS Australia seismic acquisition vessel, M/V Orient Explorer has acquired approximately 133 sq km or 52% of new 3D seismic data in permits WA-360-P and WA-361-P. 3D acquisition is currently ahead of schedule and expected to be completed by December 27, 2007.

At the completion of the 3D acquisition, the vessel will transit to MEO's third Northwest Shelf permit, WA-359-P to commence the acquisition of 250 line km of 2D data.

Part of the new 3D survey covers the large Zeus feature in WA-361-P, believed by MEO to be a stratigraphic trap similar to the nearby Perseus Gasfield. The balance of the 3D survey covers a further stratigraphic lead (W07-E) in permit WA-360-P.

C.R. Hart
Managing Director

Primary prospects and leads in permits WA-359-P, WA-360-P & WA-361-P, and seismic acquisition and reprocessing polygons



250 sq km new 3D seismic acquisition
WA361P
WA360P
WA359P
Brigadier-1
Zeus Prospect
WA259P: 250 km new 2D seismic acquisition
Upper Jurassic Angel
Middle Jurassic Legendre
Triassic Mungaroo
630 sq km 3D seismic data reprocessing
Primary Prospects & Leads and planned seismic surveys

BACKGROUND:

On October 25, 2007, MEO secured a 60% participating interest in these highly prospective exploration permits via a seismic acquisition option. MEO has agreed to meet the seismic acquisition obligations in these permits and has assumed the role as Operator for each permit. In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.

The respective participating interests in the permits prior to drilling are as follows:

Permit	MEO (Operator)	Cue Energy	Gascorp	Exoil
WA-359-P	60%	20%	nil	20%
WA-360-P	60%	20%	20%	nil
WA-361-P	60%	20%	20%	nil

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 11

Key Points:

- **Current 6 inch hole depth: 4182m**
- **Preparing to log well**

MELBOURNE, AUSTRALIA (December 27, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 0900 hours, December 27, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig has drilled the 6 inch hole to a depth of 4182m and is continuing to record significant mud gas readings in the Plover formation target reservoir. The well has sustained significant mud losses from increased permeability, possibly due to fracture/fault development in the section. The losses have been controlled by LCM (loss circulation material) treatment and mud weight reduction to 1.115 SG or 9.3 ppg. The rig is preparing to run logs. The joint venture partners expect to review log data and then decide to either continue drilling at reduced mud weights to the prognosed total depth of 4300m or commence production testing.

The participants in the well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells and one option well. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

C.R. Hart, Managing Director
MEO Australia Limited, NT/P68 Operator

HERON-2 WELL

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Elang/Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	5620 Bcf	3200 Bcf
Heron North: Elang/Plover Formation	3790 Bcf	2650 Bcf
Heron South: Elang/Plover Formation	1750 Bcf	1225 Bcf

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location


Abadi
INDONESIA
Greater
Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT
PETROLEUM
DEVELOPMENT AREA
(JPDA)
Elang West
Elang
Undan/
Bayu
Chuditch
NT/P68
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
ConocoPhillips
LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations


NW
SE
Proposed
Blackwood-1
Proposed
Heron-3 Heron-2
(Appraisal Wells)
Heron-1
Channel
Carbonate
Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3
Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD:
P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells



WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 09:00hrs 27/12/2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole. Run and cement 13 3/8" casing. Rig up surface equipment.
Drill 12 1/4" hole to 3152m. Pull out to change bit.
Drill 12 1/4" hole to 3356m. Run wireline logs. Run 9 5/8" casing. Drill out shoe. Perform LOT
Drill 8 1/2" hole to 3912. Pull out to change bit
Drill 8 1/2" hole to 3983m. Run logs. Run 7" liner.
Drill 6" hole to 4182m. while reducing mud weight. Pull out to log.
Metres MDRT
0
500
1000
1500
2000
2500
3000
3500
4000
4500
0 10 20 30 40 50 60 70 80

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX RELEASE

HERON-2 WELL UPDATE

DECISION TO PRODUCTION TEST HERON NORTH PLOVER RESERVOIR

MELBOURNE, AUSTRALIA (December 28, 2007) -- MEO Australia Limited (ASX: MEO) advises the market that the Company has today approved production testing of the gas charged zones of the Heron North Elang/Plover formation reservoir in the Heron-2 well.

The participants in the Heron-2 well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

Higher bottom hole temperatures did not allow logging while drilling through the Elang/Plover formation. At a drilled depth of 4182m, the drill string was pulled from the borehole and a separate high temperature logging suite was acquired through the Elang/Plover formation. Preliminary petrophysical analysis has confirmed that 202m of Plover formation gross section has been drilled to date with approximately 164m of gross sandstone.

Initial results of the drilling and logging in the Plover formation indicate:

- Upper Plover formation sandstone unit observed from 3980m to 4081m;
- Middle Plover formation appearing to be a siltstone unit: 4081m – 4119m;
- Lower Plover formation sandstone unit observed from 4119m to 4182m (current TD of well);
- Gross Plover formation sandstone interval of 164m;
- Based on preliminary log interpretation, these sandstones appear to be gas charged;
- Initial mud log indications while drilling suggest wet gas;
- No carbon dioxide was recorded by mud gas detection systems while drilling;
- Primary porosity generally ranging between 5% and 10%;
- A number of prominent fracture systems appear to be present in the sandstone units (corresponding to lost circulation zones), which would be expected to enhance permeability and produce-ability of any gas.

While the prognosed gas-water-contact (GWC) and mapped structural spill point (4260m) has not yet been reached in Heron-2, the Company is conducting a barefoot production test of the

Plover formation to determine indicative gas quality and reservoir productivity, thereby confirming that a recoverable resource is present. Testing of this zone is expected to be undertaken in the week commencing December 31, 2007.

C.R. Hart
Managing Director

West Atlas on Heron-2 location preparing to production test Heron North Plover Formation



MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

NORTHWEST SHELF 3D SEISMIC ACQUISITION UPDATE

Key Points:

- **100% of 3D data successfully acquired**
- **40% of 2D data in WA-359-P acquired**
- **Acquisition operations suspended due to proximity of Cyclone Melanie**

MELBOURNE, AUSTRALIA (December 31, 2007) -- MEO Australia Limited (ASX: MEO) advises that the PGS Australia seismic acquisition vessel, M/V Orient Explorer has successfully acquired approximately 250 sq km of new 3D seismic data in permits WA-360-P and WA-361-P. The 3D data was acquired on time and under budget.

250 line km of 2D acquisition in MEO's third Northwest Shelf permit, WA-359-P, commenced on December 28, 2007. The 2D survey covers further possible stratigraphic trap leads (D, F and H) in permit WA-359-P.

The approach of Cyclone Melanie caused a suspension of acquisition activities on December 30, 2007. Approximately 100 line km or 40% of the 2D survey has been acquired. MEO will coordinate with PGS Australia to finish acquiring the balance of the 2D data when the Orient Explorer is next in the immediate region.

C.R. Hart
Managing Director

Primary prospects and leads in permits WA-359-P, WA-360-P & WA-361-P, and seismic acquisition and reprocessing polygons


250 sq km new 3D
seismic acquisition
WA359P
Brigadier-1
WA361P
WA259P: 250 km new
2D seismic acquisition
WA360P
Zeus Prospect
Upper Jurassic Angel
Middle Jurassic Legendre
Triassic Mungaroo
630 sq km 3D seismic
data reprocessing
Primary Prospects & Leads
and planned seismic surveys

BACKGROUND:

On October 25, 2007, MEO secured a 60% participating interest in these highly prospective exploration permits via a seismic acquisition option. MEO has agreed to meet the seismic acquisition obligations in these permits and has assumed the role as Operator for each permit. In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.

The respective participating interests in the permits prior to drilling are as follows:

Permit	MEO (Operator)	Cue Energy	Gascorp	Exoil
WA-359-P	60%	20%	nil	20%
WA-360-P	60%	20%	20%	nil
WA-361-P	60%	20%	20%	nil

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX RELEASE

HERON-2 WELL UPDATE

MELBOURNE, AUSTRALIA (January 4, 2008) -- MEO Australia Limited (ASX: MEO) advises the market that the Heron-2 well has commenced flowing from the gas charged zone of the Heron North Elang/Plover formation. The well flowed gas to surface and is currently undergoing a prolonged clean-up period to clear the drilling fluids from the wellbore and formation.

While drilling the formation, the well experienced significant losses of synthetic based mud (1180 bbls). The formation in proximity to the wellbore was further impaired by the subsequent LCM (loss circulation material) treatment, which effectively inhibited much of the formation's permeability. The clean-up is required to sample gas and obtain gas flow data in order to make the best estimate of reservoir potential given the possible impact to the formation from the drilling fluids.

The well was shut-in today at approximately 2.30 pm (EST) as the tropical low pressure system located in the Joseph Bonaparte Gulf formed into a category 1 cyclone (Cyclone Helen). The cyclone is within the 500 km radius of the rig, which necessitates the mandatory securing of the rig prior to de-manning.

The cyclone is forecast to move eastward over the weekend across the Northern Territory south of Darwin and is expected to weaken to a tropical low. The rig will re-commence operations upon this reclassification and proceed with the production testing of Heron North.

MEO Australia has entered into a trading halt commencing 10 am today due to these uncertainties. A detailed release will be made before trading recommences at 10 am on January 8, 2008 to allow a more extensive disclosure of the Heron-2 well activities.

C.R. Hart
Managing Director

Forecast track of Tropical Cyclone Helen


AGR MEO
Blackwood-1
Heron-2
Darwin
0930 CST Friday
+12
+36
+60
+72
14S
19S
125E
130E
135E
140E
Gale
Storm Force

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX RELEASE

HERON-2 WELL UPDATE

MELBOURNE, AUSTRALIA (January 8, 2008) -- MEO Australia Limited (ASX: MEO) advises the market that Cyclone Helen interrupted testing operations for approximately 48 hours and the joint venture partners are now continuing to test the Elang/Plover formation in the Heron-2 well.

The following table summarizes the interpreted geological sections below the 7 inch casing shoe.

Interpreted Sections	**Drilled depth (m)**	**Thickness (m)**	**Mud log observations**	**Relative mud losses**
Elang sand	3946 - 3961	15	Dry gas, high CO2	Low
Elang shale	3961 - 3980	19	N/A	N/A
Upper Plover sand	3980 - 4081	101	Wet gas, nil CO2	Medium
Plover siltstone	4081 - 4119	38	N/A	N/A
Lower Plover sand	4119 – 4182 (current TD)	63	Wet gas, nil CO2	High
Estimated GWC and mapped spill point	4260m			

To date, only the Elang sand (15m) is believed to have flowed gas to surface. As observed on the mud gas logs through this section where only methane (C1) and carbon dioxide (CO_2) was recorded, the recovered gas is dry and high in CO_2. The preliminary maximum flow rate through a 26/64 inch choke in this poor quality Elang sand was estimated at 6 MMscf/day.

The mud gas logs through the better quality Plover formation sands (164m) recorded high values of C1 to C5, indicative of wet gas readings, and no CO_2. While drilling the Plover formation, the well experienced the most significant losses of synthetic based mud (SBM) (1,180 bbls) in zones of extensive fracturing. Subsequent LCM (loss circulation material) treatment stopped the excessive mud losses but effectively inhibited the Plover formation's permeability.

Based on the inhibited Plover permeability, the quality of the produced gas and the volume of drilling fluids recovered on testing, the well test consultants believe that only the Elang sand has so far contributed to the current gas flow.

The Elang sand appears to be isolated from the underlying Plover sands by the Elang shale unit, which would explain the significant difference in mud gas readings, pore pressure variation and possible gas quality.

The rig progressed with well clean-up activities, particularly focussing on the Plover sands where the LCM treatment appeared to have blocked the permeable fracture zones. The rig recovered the production test string and ran into the hole with drilling pipe and a 2⅞ inch stinger passing through the packer in the 7 inch liner in order to reach and clean the bottom of the borehole. A blockage has been encountered at the base of the Elang formation, at the transition of the 8½ inch and 6 inch hole, possibly a combination of cement plug material, collapsed siltstone, SBM and LCM. This blockage in combination with the LCM treatment of the Plover is now believed to have stopped the Plover sands from flowing.

Forward plans:

The substantial losses of the expensive and limited onboard stock of synthetic based mud in the lower Plover sands caused the premature cessation of drilling. The rig will now mill out the packer and drilling will resume to sidetrack around the blockage (at 4025m) to drill a fresh Plover sand section and to deepen into the better sands observed in the lower Plover. The well will be drilled with a water based mud and lower mud weight (to reduce the risk of further mud losses). At the completion of drilling, a slotted 4½ inch liner will be run and the Plover formation will be production tested.

At the completion of the Plover test, the well will be plugged back to the base Darwin formation, the 9⅝ inch casing will be perforated and the gas charged zones of the Epenarra structure will be production tested.

MEO remains optimistic that a significant, quality hydrocarbon resource is present in the Plover formation and believes that based on regional geological correlations and 3D seismic interpretation, further good quality gas saturated sands, remain to be drilled below the current TD (4182m) at this location.

C.R. Hart
Managing Director

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 12

Key Points:

- **Preparing to drill 6 inch hole to TD**
- **Drilling expected to be completed in 5 days**
- **Planning to run a 4½ inch slotted liner for production testing**
- **Plover production test scheduled for next week**

MELBOURNE, AUSTRALIA (January 11, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, January 11, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

Open-hole production testing of the Elang/Plover formation commenced on January 3, 2008, focussing on the Plover sands as the primary gas-bearing reservoirs in the Heron North structure. Due to blockages now confirmed in the well immediately above the Plover formation, it is regarded likely that only a 15m section of the higher Elang sand flowed gas to surface during this production test.

MEO believes that the permeable fracture zones in the better quality deeper Plover sands, which are likely to be a significant contributing mechanism for gas to flow at the rates necessary for commercial development, have probably also been irreversibly blocked by the LCM (loss circulation material) treatment that was required to stem losses of synthetic mud sustained while drilling the original 6 inch hole.

Given the encouraging mud log indications while drilling the Plover formation of possible wet gas (gas with associated LPG and condensate), positive electric log interpretation and no recorded carbon dioxide in the mud returns, the joint venture agreed to sidetrack around the blockage to re-drill the Plover gas charged sands.

The permanent packer (installed for the production test) at the base of the 7 inch liner has been milled out successfully, a whipstock which facilitates the side tracking of the well has been installed and a hole has been milled through the side of the 7 inch liner. The rig is currently pulling the milling tools out of the well and MEO expects to commence drilling the 6 inch hole using a combined diamond impregnated drill-bit and turbine to optimize the rates of penetration tomorrow. In order to avoid further significant mud losses, the well will be drilled with an optimally weighted mud calculated on the recorded reservoir pore pressure measurements during the production test of the Elang sands.

At the completion of drilling, a slotted 4½ inch liner will be run, which is designed to preferentially allow the Plover formation to flow gas during the planned production test.

Following the Plover production test, the well will be plugged back to the base of the Darwin formation, the 9⅝ inch casing will be perforated and the gas charged zones of the Epenarra structure will be production tested.

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

The participants in the well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Elang/Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- Maximum possible surface pressures exceed 10,000 psi;
- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	5620 Bcf	3200 Bcf
Heron North: Elang/Plover Formation	3790 Bcf	2650 Bcf
Heron South: Elang/Plover Formation	1750 Bcf	1225 Bcf

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location



Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Bayu Undan/
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
W.A.
N
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations



NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells



WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 09:00hrs 11/01/2008
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Metres MDRT
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole. Run and cement 13 3/8" casing. Rig up surface equipment.
Drill 12 1/4" hole to 3152m. Pull out to change bit.
Drill 12 1/4" hole to 3356m. Run wireline logs. Run 9 5/8" casing. Drill out shoe. Perform LOT
Drill 8 1/2" hole to 3912. Pull out to change bit
Drill 8 1/2" hole to 3983m. Run logs. Run 7" liner.
Set whipstock and mill window in 7" casing.
Drill 6" hole to 4182m. while reducing mud weight. Pull out to log.
Production test.
Mill production packer.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL UPDATE

Key Points:

- **Epenarra Darwin production test brought forward to later this week**
- **Drilled 6 inch hole into Elang shale unit at 3967m and encountered formation instability**
- **Unstable shale unit leads to prudent decision not to continue re-drilling the Plover formation in Heron-2**

MELBOURNE, AUSTRALIA (January 15, 2008) -- MEO Australia Limited (ASX: MEO) advises the market that the joint venture partners have decided to cease the current re-drilling of the Plover formation and bring forward the production testing of the Epenarra Darwin formation in the Heron-2 well to later this week. Importantly, this is due to technical issues encountered with the sidetracking of the well and not because of a changed view of the potential of the Heron North Plover sands, which would be revisited with a separate well.

Epenarra Production Test:

Pre-drill, the primary objective and most significant hydrocarbon resource potential to be tested by Heron-2 was the Darwin formation. The production test to confirm this potential is now imminent.

The results of Heron-2 drilling, electric log and core sample interpretation of the Darwin formation confirm strong indications of a significant gas accumulation. A summary of the results through the Darwin formation to date are:

- gas saturation recorded over entire 50 metres (3109m – 3159m) of facies C;
- no carbon dioxide (CO_2) recorded by mud gas detection systems while drilling;
- initial mud log indications while drilling suggest gas wet with associated liquid hydrocarbons;
- positive primary porosity in facies C ranging between 5% and 12%;
- data interpreted from the Sonic Scanner shows four major open fracture sets were encountered which are the primary mechanism for gas to flow;
- multiple open secondary fractures were noted in the side-wall core samples, and
- in the absence of a full diameter core, fracture permeability in facies C is inferred in the multi-darcy range, which would ordinarily indicate that any gas present should flow at a satisfactory rate.

The well is currently being plugged back to just below the Darwin formation at 3200m. A production packer will be set in the 9⅝ inch casing at 3080m, the production test string will be run and the well is scheduled to be perforated and flowed later this week.

MEO and Petrofac look forward to the results of the production test of the Epenarra Darwin formation.

Plover formation to be re-drilled:

With regard to the Plover formation, in accordance with the Heron-2 update of Friday, January 11, a sidetrack was undertaken and drilling of the 6 inch hole had commenced. However, on Sunday January 14, after drilling into the Elang shale unit, approximately 3 metres horizontally away from the previous borehole at 3967m, the drilling bit became stuck when the now unconsolidated shale unit collapsed around the drill string.

It is apparent that the rapid reduction in pressure (drawdown and other operations) during the open-hole production testing of the Elang/Plover formation caused a collapse of the Elang shale unit into the well. This prevented the deeper Plover sands contributing to the flow and appears to have disturbed the shale formation in the vicinity of the original wellbore.

Contrary to the joint venture's pre-drill expectation that the Plover sands of Heron North would most likely contain low quality, high CO_2 gas, Heron-2 has provided sufficient log data to indicate that in fact a higher quality and more valuable hydrocarbon resource may be present warranting further production testing. However, the joint venture believes it would be neither prudent nor economic to attempt to continue re-drilling and testing of the Plover formation in Heron-2 in such close proximity to the original wellbore. Therefore, in order to properly appraise the Heron North Plover sands, a new well will be required.

It should be noted that the Heron-2 well design attempted to appraise cost effectively both the Darwin and Elang/Plover formations. Ideally, these two formations would have been appraised in separate wells. Heron-2 has provided excellent modern data and confirmed pore pressures for both the Flamingo and Plover formations, which will enhance well and casing design preparations for the anticipated re-drilling of the Heron North Plover formation. Accordingly, before commencing detailed planning of future drilling, a number of geoscientific studies based on the Heron-2 findings are planned, including:

- biostratigraphy to accurately age the Elang and Plover sands;
- fluid inclusion analysis to establish charge history;
- gas analysis to confirm quality and condensate gas ratios;
- well bore stability studies to explain the Elang shale instability, and
- source rock analysis to assist in modelling the hydrocarbon charge to explain the apparently vastly better gas quality of the Plover sands compared to the Elang sands.

It is expected that the studies will take a few months to complete. The following table provides a summary of the Elang/Plover formation findings to date:

Interpreted Sections	Drilled depth(m)	Thickness (m)	Mud log observations	Porosity & permeability	Production testing
Elang sand	3946 - 3961	15	Dry gas, high CO2	Poor	~6 MMscf/day: dry gas, CO_2
Elang shale	3961 - 3980	19	N/A	N/A	N/A
Upper Plover sand	3980 - 4081	101	Wet gas, nil CO2	Good	No contribution to test (blockage)
Plover siltstone	4081 - 4119	38	N/A	N/A	N/A
Lower Plover sand	4119 – 4182 (current TD)	63	Wet gas, nil CO2	Good	No contribution to test (blockage)

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

The participants in the well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 13

Key Points:

- **Preparing to commence Epenarra production test**

MELBOURNE, AUSTRALIA (January 18, 2007) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, January 18, 2007. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The rig is preparing to commence the Epenarra Darwin formation production test. The 9⅝ inch production packer seal assembly has been set at 3075m just above facies C and the rig is currently making up the TCP (casing perforating) guns and running into the well with the test string. It is expected that the 9⅝ inch casing will be perforated tomorrow morning and production testing of the facies C gas charged zones of the Epenarra structure will be undertaken.

Heron-2 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon, which is a secondary objective for the Heron-2 well.

The participants in the well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

HERON-2 WELL

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT) (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Elang/Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	5620 Bcf	3200 Bcf
Heron North: Elang/Plover Formation	3790 Bcf	2650 Bcf
Heron South: Elang/Plover Formation	1750 Bcf	1225 Bcf

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location


Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Tassie Shoal
Elang West
Elang
Undan/Bayu
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
W.A.
N
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations


NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
BLACKWOOD: P50 GIP 1.8 Tcf
Top Darwin
Base Darwin
HERON Nth.
HERON Sth: P50 GIP 5.5 Tcf
Top Elang/Plover
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone
Schematic Geological Cross Section Showing Structures & Proposed Wells


WELL NAME: Heron-2
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 09:00hrs 16/01/2008
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole. Run and cement 13 3/8" casing. Rig up surface equipment.
Drill 12 1/4" hole to 3152m. Pull out to change bit.
Drill 12 1/4" hole to 3356m. Run wireline logs. Run 9 5/8" casing. Drill out shoe. Perform LOT
Drill 8 1/2" hole to 3912. Pull out to change bit
Drill 8 1/2" hole to 3983m. Run logs. Run 7" liner.
Drill 6" hole to 4182m, while reducing mud weight. Pull out to log.
Production test.
Mill production packer.
Set whipstock and mill window in 7" casing. Drill 6" hole to 3967m. BHA packed off. Pull out of hole.
Plugged back and prepared to test Darwin Fm.
Metres MDRT

RECEIVED
2008 AUG 27 A

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL UPDATE

Key Points:

- **Epenarra Darwin production test unsuccessful**
- **Joint Venture reviewing option to P&A or suspend Heron-2**
- **Positive findings support eventual further testing of Heron North Plover sands**
- **Joint venture currently selecting next well location**
- **Gas recovery from Elang sands warrants Retention Licence application**

MELBOURNE, AUSTRALIA (January 21, 2008) -- MEO Australia Limited (ASX: MEO) advises the market that the production testing of the Epenarra Darwin formation in the Heron-2 well failed to produce hydrocarbons to the surface.

The Darwin formation was perforated and treated with two acid wash procedures, which are often required to produce from fractured carbonate reservoirs. Despite this, and the evidence from electric logs of the presence of some significant fractures in the perforated section, the well failed to flow to the surface.

As previously advised the joint venture remains optimistic that a significant hydrocarbon resource was encountered in the Heron North Plover formation. The Heron-2 well provided sufficient modern log data to indicate that a good quality conventional sandstone reservoir and hydrocarbon resource is present warranting further drilling and production testing. However, before commencing detailed planning of future drilling to test Heron North, a number of geoscientific studies based on the Heron-2 data are essential. Given the positive indications to date, the joint venture is currently considering the suspension of Heron-2 to allow re-entry at a later date to re-drill the Plover formation in Heron North.

Open-hole production testing of the Elang/Plover formation commenced on January 3, 2008. While it has been confirmed that the Plover sands did not contribute to the recorded flow due to blockages in the well immediately above the formation, the Elang sands did flow gas to surface at a maximum rate exceeding 6 MMscf/day. This hydrocarbon flow to surface supports an application for a retention licence application over the Heron North structure to secure the resource until further appraisal can be completed. An application is under consideration by the joint venture partners.

The joint venture is presently reviewing the Heron-2 data before selecting the second well location, which will be drilled next. Three sites have been approved by the authorities, including Heron-3B which targets the Darwin formation significantly down-dip from Heron-2, Heron- 3C which targets the Heron South structure expected to contain similar quality Plover reservoirs as Heron-2, and the wildcat Blackwood-1 which also has Plover reservoirs as its target.

Heron-2 was drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well was designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

The participants in the well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

West Atlas flaring gas during Elang production test



RECEIVED
2008 AUG 27 A 7:24
FFICE OF INTER...
CORPORATE F...

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER ROBERT HART
Date of last notice	18 July 2007

Part 1 - Change of director's relevant interests in securities

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding by 500 Savings Pty Ltd as Trustee of MEO Australia Performance Plan
Date of change	25 January 2008
No. of securities held prior to change	9,735,887 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	437,500 Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	10,173,387 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired by 500 Savings Pty Ltd following satisfaction of performance conditions relating to Performance Rights granted under the MEO Australia Performance Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WALTER JOHN DEWE
Date of last notice	28 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding by 500 Savings Pty Ltd as Trustee of MEO Australia Performance Plan
Date of change	25 January 2008
No. of securities held prior to change	1,700,573 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	225,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,475,573 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired by 500 Savings Pty Ltd following satisfaction of performance conditions relating to Performance Rights granted under the MEO Australia Performance Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

HERON-2 WELL WEEKLY DRILLING REPORT – No 14

Key Points:

- **Heron-2 well plugged and abandoned**
- **Rig successfully moved and pinned over Blackwood-1 location**
- **Blackwood-1 spud date February 1, 2008**

MELBOURNE, AUSTRALIA (January 31, 2008) -- MEO Australia Limited (ASX: MEO) submits this final Heron-2 drilling report for the period ending 1000 hours, January 30, 2008. The Heron-2 well was spudded at 2230 hours (ACST) on October 12, 2007 in Exploration Permit, NT/P68.

The West Atlas has successfully plugged the Heron-2 well. The rig moved off the Heron-2 location at 2200 hours, January 29, 2008. At approximately 9am January 30, 2008, the rig had pinned to the seafloor over the Blackwood-1 location. MEO expects to spud Blackwood-1 on February 1, 2008

Heron-2 was drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well was designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. Open-hole production testing of the Elang/Plover formation was conducted in Heron-2 and while it was confirmed that the Plover sands did not contribute to the recorded flow due to blockages in the well immediately above the Plover formation, the Elang sands did flow gas to surface at a maximum rate exceeding 6 MMscf/day.

The Darwin formation was subsequently production tested in Heron-2. While the evidence from electric logs of gas saturation and the presence of some significant fractures in the perforated section appeared to be positive, the well only produced minor quantities of hydrocarbons to surface and failed to produce a consistent flow. The joint venture is presently reviewing the Heron-2 well, 3D seismic and inversion data to determine the reasons for the lack of permeability through the Darwin formation at this specific location. The joint venture continues to believe that significant resources may still exist in the Epenarra and Heron structures. The General Meeting Presentation lodged with ASX on January 24, 2008 provides a more comprehensive review of the Heron-2 well results.

The participants in the Heron-2 well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 25 min 12.443 sec Longitude: 128 deg 56 min 20.155 sec Datum: GDA94
Seawater Depth:	35 m LAT
Spud Date:	2200 hours (ACST), October 12, 2007
Target Strata:	Primary: Darwin Formation; Facies C Secondary: Elang/Plover Formation
Total Depth:	4334 metres (MDRT). Actual TD: 4182m (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Darwin Fm 3124 metres (MDRT)
Secondary Target Depth:	Top Elang/Plover Fm 3944 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines
Reservoir Objectives:	Darwin Formation: Determine the development of intergranular porosity; the presence a fracture system; the effectiveness of the fracture system in accessing the porosity, delivering hydrocarbons to the well bore on production; and the liquids content of the gas (condensate & LPG) and the levels of C02, H_2S and mercury. Elang/Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and fracturing; the effectiveness of the fracture system to access porosity and deliver hydrocarbons to the well bore on production; and the level of CO_2 and H_2S in the gas.
Production Objectives:	In a success case, separate cased hole tests are planned for the Elang/Plover and Darwin Formations.
Well Design:	Heron-2 is a vertical well. The well design is to drill a 36" hole to 107m and set a 30" conductor. A 20" surface

casing will be set at approximately 1100m in a 26" hole drilled to 1110m. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 2210m. Drill a 12 ¼" vertical hole down to just below the Darwin Formation (3344m) and log and case. After setting 9 5/8" casing, drill 8 ½" hole to TD in the Plover Formation and log. Depending on success both Plover and Darwin Formations will be tested separately.

Heron-2 is being planned as a high pressure/high temperature (HPHT) well, based on the conditions encountered at the nearby offset well, Heron-1. The HPHT criteria being:

- **Maximum possible surface pressures exceed 10,000 psi;**
- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Gas-in-Place Mean Contingent Resource[1]	Recoverable Mean Gas Contingent Resource[1]
Epenarra: Darwin Formation facies C	**5620 Bcf**	**3200 Bcf**
Heron North: Elang/Plover Formation	**3790 Bcf**	**2650 Bcf**
Heron South: Elang/Plover Formation	**1750 Bcf**	**1225 Bcf**

Note 1: Contingent Resource are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage.

Summary of potential

The joint venture has conducted a series of geoscientific studies to better define the nature of the potential gas accumulation in Epenarra and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion testing. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones within Facies C of the Darwin Formation identified in the Heron-1 well. The CSIRO study confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels of CO_2 (1% to 3%). Based on the Contingent Resource estimate for gas in Epenarra above, the recoverable mean Contingent Resource for condensate based on a CGR of 80 bbls/MMscf is estimated at 234 MMbbls.

NT/P68 Permit Location


Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Elang West
Elang
Undan/ Bayu
Chuditch
NT/P68
Heron, Epenarra & Seahawk
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2, Heron-3 and Blackwood-1 well locations


NW
SE
Proposed Blackwood-1
Proposed Heron-3 Heron-2 (Appraisal Wells)
Heron-1
Channel
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Side-track
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD: P50 GIP 1.8 Tcf
Top Elang/Plover
HERON Nth.
HERON Sth:
P50 GIP 5.5 Tcf
Fault
Fault
Fault
Potential sandstone reservoir
Gas bearing fractured carbonate zone

Schematic Geological Cross Section Showing Structures & Proposed Wells



WELL NAME Heron-2
WELL TYPE: Exploration
WELL AREA. NT/P68, Bonaparte Basin
RIG Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
73m
579m
1462m
2081m
3124m
3244m
3352m
3944m
3954m
TD 4334m Success
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin Fm
Echuca Shoals Fm
Flamingo Fm
Plover Fm
Heron-2
Time - Depth Curve
Updated to 22:00hrs 29/01/2008
Rig on contract: 04:30hrs 8th Oct 2007
Spud Heron-2: 20:30hrs 12th Oct 2007
Release Rig: 22:00hrs 29th Jan 2008
Metres MDRT
Tow rig to location. Pin and preload.
Drill 36" hole to set 30" conductor. Commission and test rig equipment.
Drill 26" hole to 835mMD POOH to change bit.
Drill 26" hole to 1104m. POOH. Bit missing. Set cement plug.
Set casing shallow to drill past bit.
Drill 17 1/2" hole. Pull out to change BHA.
Drill 17 1/2" hole to 2125mMD
Circulate and condition hole. Pull out of hole. Run and cement 13 3/8" casing. Rig up surface equipment.
Drill 12 1/4" hole to 3152m. Pull out to change bit.
Drill 12 1/4" hole to 3356m. Run wireline logs. Run 9 5/8" casing. Drill out shoe. Perform LOT
Drill 8 1/2" hole to 3912. Pull out to change bit
Drill 8 1/2" hole to 3983m. Run logs. Run 7" liner.
Drill 6" hole to 4182m, while reducing mud weight. Pull out to log.
Production test.
Mill production packer.
Set whipstock and mill window in 7" casing. Drill 6" hole to 3967m. BHA packed off. Pull out of hole.
Plugged back and production test Darwin Fm.
Plug and abandon well. Jack down and release rig at 22:00hrs 29/01/2008

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

REPORT ON ACTIVITIES

FOR THE QUARTER ENDED

31 DECEMBER 2007

COMPANY'S ACTIVITIES DURING THE QUARTER

During the quarter, the Company and Petrofac Limited undertook drilling operations in NT/P68. MEO also initiated and managed the acquisition of 3D seismic in WA-360-P and WA-361-P, and 2D seismic in WA-359-P.

The Company completed capital raising activities during the quarter, raising an additional $62.5 million before costs via a placement of 50 million shares at A$1.25 per share made to Australian, United Kingdom and European institutional, professional and sophisticated investors. The number of shares on issue at the end of the quarter stands at 385,931,570.

PETROLEUM EXPLORATION
TIMOR SEA OFFSHORE PERMIT NT/P68 (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas demands of the proposed Tassie Shoal LNG and methanol projects.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon.

A new jack-up rig operated by Seadrill was secured to drill up to three wells in NT/P68. The West Atlas arrived in early October and the Heron-2 well spudded on October 12, 2007. The Heron-2 well is designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The planned total depth of the well is approximately 4300m below sea level.

At the end of the quarter, Heron-2 had drilled to 4182mMD. The joint venture partners approved production testing of the Darwin formation on December 5, 2007 and were in the

process of reviewing the log data through the Elang/Plover formation already drilled to also consider approval of production testing of the Elang/Plover sands.

Dependent on the results of Heron-2, the second well would either be Heron-3B, Heron-3C or Blackwood-1. Heron-3B is designed as a commercial production test of Epenarra with a 500m horizontal completion. Heron-3B is approximately 5 kilometres northwest of the Heron-1 location and is sufficiently down-dip to prove a significant P2 resource assuming the production testing is successful. Heron-3C is south of Heron-1 and is designed as a vertical well to penetrate both the Epenarra and Heron South structures.

Blackwood-1 is targeting the Blackwood Prospect to test Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben.

NORTHWEST SHELF OFFSHORE PERMITS WA-359-P, WA-360-P & WA-361-P (MEO 60% in each permit)

On October 25, 2007, the Company, via its wholly owned subsidiary North West Shelf Exploration Pty Ltd, farmed into three Northwest Shelf offshore permits (WA-359-P, WA-360-P & WA-361-P). MEO secured a 60% participating interest in these highly prospective exploration permits by meeting the year three seismic acquisition obligations. 258 sq km of new 3D data was acquired during December 2007 in WA-360-P and WA-361-P and approximately 250 line km of new 2D data will be acquired in February 2008 thereby fully meeting the seismic acquisition obligations. In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.



LEGEND
Oil Field
Gas Condensate Field
0
25Km
WA-359-P
WA-361-P
WA-360-P
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Perseus
Eaglehawk
Egret
North Rankin
Cossack
Wanaea
Legendre
Echo/Yodel
Goodwyn
Rankin
Dockerell
Dixon
Wheatstone
Urania
Geryon
Pluto
Iago
Wilcox
Dionysus

MEO has carefully reviewed the existing 2D and 3D data, which covers a large portion of the permits. At this stage, the most obvious significant potential appears to be in WA-361-P, immediately northwest of the Perseus Gasfield and on the northern flank of the Goodwyn

Gasfield where a thick sequence of interpreted Legendre shoreface and shallow marine sandstones are present in the Keast Graben. A potential stratigraphic trap, Zeus, has been identified, which is thought to be a similar play and analogous to the Perseus Gasfield (12 Tcf) and to the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield. Zeus has prospective multi-TCF in place potential of 5 to 15 Tcf over 350 sq km of closure with up to 100 m of net pay.

The Company is encouraged by observations on the existing 3D seismic data of possible development of amplitude-related hydrocarbon indicators (bright spots) in the Zeus feature that are similar to amplitudes observed in the same reservoir gas sands at Perseus. Data reprocessing has commenced on one of these existing surveys to recover the offset gathers so that AVO analysis can be undertaken to support the drilling of an exploration well.

TIMOR SEA LNG PROJECT (MEO 90%)

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The methanol and LNG projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages. As part of the NT/P68 farm-in agreement, Petrofac has the right to earn a 10% participating interest in the TSLNGP, reducing the MEO interest to 90%.

MEO continues to work with the project's engineering consultants to optimize design of the facilities and review capital and operating cost assumptions.

TASSIE SHOAL METHANOL PROJECT (MEO 50%)

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). As part of the NT/P68 farmin agreement, Petrofac has the right to earn a 10% participating interest in the TSMP, reducing the APCI interest to 40%.

The project proposes to construct two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, tow these plants to Tassie Shoal in the Australian waters of the Timor Sea and ground the structures in the shallow waters of the shoal for operation.

During the quarter, the Company reviewed the capital cost assumptions for the facility and is currently preparing the basis of design documentation to initiate front-end engineering and design (FEED) studies in 2008. The Company also initiated a casting basin site selection process throughout Southeast Asia to identify and secure sites for the potential construction of the sub-structural elements of either the TSMP or TSLNGP.

Christopher Hart
Managing Director
January 31, 2008

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MEO AUSTRALIA LIMITED

ABN	Quarter ended ("current quarter")
43 066 447 952	31 December 2007

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(36,405)	(46,360)
	(b) development	(63)	(65)
	(c) production	-	-
	(d) administration (including GST)	(1,165)	(3,465)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	936	1,956
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other expense recoveries	850	1,470
	Net Operating Cash Flows	(35,847)	(46,464)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	(4)	(6)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(4)	(6)
1.13	Total operating and investing cash flows (carried forward)	(35,851)	(46,470)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	63,000	63,200
	Proceeds from Share Purchase Plan	-	10,388
1.15	Purchase of shares on market in settlement of vested performance rights	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – share issue costs	(1,445)	(2,624)
	Net financing cash flows	61,555	70,964
	Net increase (decrease) in cash held	25,704	24,494
1.20	Cash at beginning of quarter/year to date	68,899	70,929
1.21	Exchange rate adjustments to item 1.20	(117)	(937)
1.22	**Cash at end of quarter**	94,486	94,486

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	56
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	65,000
4.2	Development	-
	Total	**65,000**

Estimated cash inflows for next quarter

	-
Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	21,164	25,232
5.2 Deposits at call	73,322	43,667
5.3 Bank overdraft	-	-
5.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	94,486	68,899

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buy-backs, redemptions	-	-	-	-
7.3	**+Ordinary securities**	385,931,570	385,931,570	-	-
7.4	Changes during quarter (a) Increases through issues	50,000,000 1,000,000	50,000,000 1,000,000	125 50	125 50
	(b) Decreases through returns of capital, buy-backs	-	-	-	-
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
7.7	**Options** *(description and conversion factor)*	5,400,000	-	*Exercise Price(cents)* 50	*Expiry Date* 30/11/2009
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	1,000,000	1,000,000	50	50
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 31 January, 2008
Company Secretary

Print name: Colin H Naylor

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Cash Flow Statement* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 1

Key Points:

- **Blackwood-1 spud date February 1, 2008**

MELBOURNE, AUSTRALIA (February 1, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, February 1, 2008. Blackwood-1 is scheduled to be spudded later today, Friday, February 1, 2008 in Exploration Permit NT/P68.

The rig was pinned over the Blackwood-1 location at 9 am, January 30, 2008, pre-load and skidding of the cantilever into drilling position has been completed. The rig is currently picking up and racking drill pipe into the derrick, making up the bottom hole assembly and preparing to commence drilling the 26 inch hole to 465m.

Blackwood-1 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Blackwood-1 wildcat well is being 100% funded as a sole risk operation by MEO. The well is designed as a vertical well to penetrate, log and recover gas samples in the Plover Formation of the Blackwood structure.

The participants in the Blackwood-1well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

BLACKWOOD-1 WELL

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 12 min 37.753 sec Longitude: 128 deg 46 min 48.539 sec Datum: GDA94
Seawater Depth:	60 m LAT
Spud Date:	Planned: February 1, 2008
Target Strata:	Plover Formation
Total Depth:	3454 metres (MDRT). (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Plover Fm 3351 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)
Reservoir Objectives:	Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO2 and H2S in the gas.
Production Objectives:	In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.
Well Design:	Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to planned TD of 3454m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	1461 Bcf	1031 Bcf
Blackwood: high case Plover Formation	2572 Bcf	1816 Bcf

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Elang West
Elang
Undan/ Bayu
Chuditch
NT/P68
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations


NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth: P50 GIP 3.8 Tcf
HERON Sth: P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Plover Formation depth map over Blackwood and well location


Blackwood-1

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 2

Key Points:

- **Drilled 26 inch hole to 460m**
- **20 inch casing landed and cemented**
- **BOP fitted and tested**
- **Drilling 17½ inch hole to 1265m**

MELBOURNE, AUSTRALIA (February 7, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours, February 7, 2008. Blackwood-1 was spudded at 1830 hours (ACST) on February 1, 2008 in Exploration Permit NT/P68.

The rig completed the cementing of the 20 inch casing to 455m and has installed and tested the Blow-out Preventer stack (BOP). The rig is currently drilling the 17½ inch hole to a section target depth of 1265m, where the 13⅜ inch casing string will be landed.

The estimated depth of the Blackwood structure Top Plover Formation target reservoir is 3351m.

Blackwood-1 is being drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Blackwood-1 wildcat well is being 100% funded as a sole risk operation by MEO. The well is designed as a vertical well to penetrate, log and recover gas samples in the Plover Formation of the Blackwood structure.

The participants in the Blackwood-1 well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

BLACKWOOD-1 WELL

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 12 min 37.753 sec Longitude: 128 deg 46 min 48.539 sec Datum: GDA94
Seawater Depth:	60 m LAT
Spud Date:	February 1, 2008
Target Strata:	Plover Formation
Total Depth:	3454 metres (MDRT). (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Plover Fm 3351 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)
Reservoir Objectives:	Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO_2 and H_2S in the gas.
Production Objectives:	In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.
Well Design:	Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to planned TD of 3454m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- **Maximum anticipated bottom-hole temperatures exceeds 150°C**

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	1461 Bcf	1031 Bcf
Blackwood: high case Plover Formation	2572 Bcf	1816 Bcf

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)


Abadi
INDONESIA
Greater Sunrise
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
Blackwood-1
Heron, Egopurra & Seahawk
Chuditch
NT/P68
Tassie Shoal
Elang West
Elang
Undan/ Bayu
Subsea gas pipeline
Timor Sea
DARWIN
ConocoPhilips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations


NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
465m
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD
1.5 - 2.5 Tcf potential
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth:
P50 GIP 3.8 Tcf
HERON Sth:
P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Plover Formation depth map over Blackwood and well location


Blackwood-1


WELL NAME: Blackwood-1
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
96m
514m
994m
1100m
1208m
1238m
1384m
1497m
2083m
3301m
3321m
3331m
3351m
TD 3454m
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin, E.Shoals/
Plover Fm
Blackwood-1
Time - Depth Curve
Updated to 09:00hrs 07/02/2008
Commence Operation: 22:00hrs 29th Jan 2008
Spud Blackwood-1: 18:30hrs 1st Feb 2008
Tow rig to location. Pin and preload. Skid cantelever.
Spud well. Drill 26" hole to 460m.
Run and cement 20" casing. Rig up and test surface equipment. Make up 17 1/2" BHA. Drill out cement.
Drill ahead in 17 1/2" hole.
Metres MDRT

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

Mr Walter Dewé elects to resign as Director of MEO

MELBOURNE, AUSTRALIA (February 8, 2008) -- MEO Australia Limited (ASX: MEO) advises that for personal and family reasons Mr Walter Dewé has elected to resign as a director of the Company. Mr Dewé's resignation will be effective from February 21, 2008.

Mr Dewé has provided 10 years service and the Board wishes to thank him for his valued contributions to the Company's progress over the period.

A replacement director will be announced at a later date.

C.R. Hart
Managing Director
8 February 2008

Rule 3.19A.2

Appendix 3Y

Amended Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MEO AUSTRALIA LIMITED
ABN: 43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WALTER JOHN DEWE
Date of last notice	28 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding by 500 Savings Pty Ltd as Trustee of MEO Australia Performance Plan
Date of change	25 January 2008
No. of securities held prior to change	1,475,573 Shares 1,000,000 30/11/2009 Options
Class	Shares
Number acquired	225,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,700,573 Shares 1,000,000 30/11/2009 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired by 500 Savings Pty Ltd following satisfaction of performance conditions relating to Performance Rights granted under the MEO Australia Performance Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 3

Key Points:

- **Drilled 17½ inch hole to 1265m**
- **Currently running 13⅜ inch casing**

MELBOURNE, AUSTRALIA (February 18, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours February 18, 2008. Blackwood-1 was spudded at 1830 hours (ACST) on February 1, 2008 in Exploration Permit NT/P68.

The rig has completed drilling the 17½ inch hole to the section target depth of 1265m and is currently running the 13⅜ inch casing string. Following cementing of the 13⅜ inch casing and successful leak-off test, the Blow-out Preventer stack (BOP) will be pressure tested.

The drilling of the 12¼ inch hole to total depth is expected to commence later in the week. The estimated depth of the Top Plover Formation target reservoir of the Blackwood structure is 3351m.

Blackwood-1 is being drilled by Seadrill's West Atlas jack-up rig. The Blackwood-1 wildcat well is being 100% funded as a sole risk operation by MEO. The well is designed as a vertical well to penetrate, log and recover hydrocarbon samples in the Plover Formation of the Blackwood structure.

The participants in the Blackwood-1 well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 12 min 37.753 sec Longitude: 128 deg 46 min 48.539 sec Datum: GDA94
Seawater Depth:	60 m LAT
Spud Date:	February 1, 2008
Target Strata:	Plover Formation
Total Depth:	3454 metres (MDRT). (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Top Plover Fm 3351 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)
Reservoir Objectives:	Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO_2 and H_2S in the gas.
Production Objectives:	In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.
Well Design:	Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to planned TD of 3454m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	1461 Bcf	1031 Bcf
Blackwood: high case Plover Formation	2572 Bcf	1816 Bcf

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)


Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Elang West
Elang
Undan/ Bayu
Chuditch
NT/P68
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations



NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
465m
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD
1.5 - 2.5 Tcf potential
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth:
P50 GIP 3.8 Tcf
HERON Sth:
P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Plover Formation depth map over Blackwood and well location



Blackwood-1



WELL NAME: Blackwood-1
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
96m
514m
994m
1100m
1208m
1238m
1384m
1497m
2083m
3301m
3321m
3331m
3351m
TD 3454m
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin, E.Shoals/
Plover Fm
Blackwood-1 ST1
Time - Depth Curve
Updated to 09:00hrs 18/02/2008
Commence Operation: 22:00hrs 29th Jan 2008
Spud Blackwood-1: 18:30hrs 1st Feb 2008
Tow rig to location. Pin and preload. Skid cantelever.
Spud well. Drill 26" hole to 460m.
Run and cement 20" casing. Rig up and pressure test surface equipment. Make up 17 1/2" BHA.
Plug back and drill sidetrack hole from 949m.
Drill 17 1/2" hole to 1027mMD. POOH to change bit.
Drill 17 1/2" hole to 1265m. Pull out and run 13 3/8" casing.
Drill 17 1/2" hole to 1065mMD. Lost BHA. Attempt to fish. No go.
Metres MDRT

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity MEO Australia Limited	
ABN 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Walter Dewe
Date of last notice	25 January 2008
Date that director ceased to be director	21 February 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities 28,742 shares 1,000,000 30/11/2009 50 cents options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Denby Ridge Pty Ltd as trustee of the Directors' Superannuation Fund	1,442,270 shares
500 Savings Pty Ltd as trustee of the Directors' Share Savings Plan and MEO Australia Performance Plan	229,561 shares
TOTAL	**1,671,831 shares**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	.
No. and class of securities to which interest relates	

/

+ See chapter 19 for defined terms.

MEOAustralia

energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 4

Key Points:

- **Drilled 12¼ inch hole to 3135m**
- **Pulled out of hole to change bit to drill Plover formation**
- **Currently running a new 12¼ inch drilling bit into hole**
- **Approximately 20m to be drilled to target Plover sandstones**

MELBOURNE, AUSTRALIA (February 25, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 0900 hours February 25, 2008. Blackwood-1 was spudded at 1830 hours (ACST) on February 1, 2008 in Exploration Permit NT/P68.

The rig has drilled the 12¼ inch hole to a depth of 3135m (approximately 20m above the target Plover sandstones) and is currently running back into the hole with a new 12¼ inch bit to drill the Plover sandstones.

The pre-drill estimated depth of the Top Plover Formation target reservoir of the Blackwood structure was 3351m. Blackwood-1 has confirmed that each of the formation tops in the deeper part of the well is approximately 200m high to original prognosis. The revised Top Plover formation depth is 3153mMD. MEO expects to drill into the Plover sandstones later today.

Blackwood-1 is being drilled by Seadrill's West Atlas jack-up rig. The Blackwood-1 wildcat well is being 100% funded as a sole risk operation by MEO. The well is designed as a vertical well to penetrate, log and recover hydrocarbon samples in the Plover Formation of the Blackwood structure.

The participants in the Blackwood-1well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence: NT/P68

Operator: MEO Australia Limited

Rig: Seadrill West Atlas jack-up

Surface location:
Latitude: 10 deg 12 min 37.753 sec
Longitude: 128 deg 46 min 48.539 sec
Datum: GDA94

Seawater Depth: 60 m LAT

Spud Date: February 1, 2008

Target Strata: Plover Formation sandstones

Total Depth: Revised: 3256 metres (MDRT).
(MD - measured depth below the rig's rotary table - RT)

Primary Target Depth: Revised Top Plover Fm 3153 metres (MDRT)

Designated Authority: Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)

Reservoir Objectives: Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO_2 and H_2S in the gas.

Production Objectives: In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.

Well Design: Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to revised TD of 3256m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	1461 Bcf	1031 Bcf
Blackwood: high case Plover Formation	2572 Bcf	1816 Bcf

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Elang West
Elang
Undan/ Bayu
Chuditch
NT/P68
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations



NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
3135m
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
Top Darwin
Base Darwin
BLACKWOOD
1.5 - 2.5 Tcf potential
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth:
P50 GIP 3.8 Tcf
HERON Sth:
P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Plover Formation depth map over Blackwood and well location



Blackwood-1


WELL NAME: Blackwood-1
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
250
500
750
1000
1250
1500
1750
2000
2250
2500
2750
3000
3250
3500
96m
617m
997m
1106m
1216m
1247m
1385m
1515m
2050m
3103m
3123m
3133m
3153m
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin, E.Shoals/
Plover Fm
TD 3256m
Success
Blackwood-1 ST1
Time - Depth Curve
Updated to 09:00hrs 25/02/2008
Commence Operation: 22:00hrs 29th Jan 2008
Spud Blackwood-1: 18:30hrs 1st Feb 2008
Tow rig to location. Pin and preload. Skid cantelever.
Spud well. Drill 26" hole to 460m.
Run and cement 20" casing. Rig up and pressure test surface equipment. Make up 17 1/2" BHA.
Plug back and drill sidetrack hole from 949m.
Drill 17 1/2" hole to 1027mMD. POOH to change bit.
Drill 17 1/2" hole to 1265m. Run and cement 13 3/8" casing. Test surface equipment. Run in to drill ahead
Drill 17 1/2" hole to 1065mMD. Lost BHA. Attempt to fish. No go
Drill 12 1/4" hole to 3135m. Pull out to change bit.
Metres MDRT
0
500
1000
1500
2000
2500
3000
3500
0
5
10
15
20
25
30
35

MEO AUSTRALIA LIMITED

ABN 43 066 447 952

MEOAustralia
energy for the future

HALF-YEAR FINANCIAL REPORT AND DIRECTORS' REPORT

31 DECEMBER 2007

DIRECTORS' REPORT

The Directors of MEO Australia Limited (variously the "Company" and "MEO Australia") submit their report for the half-year ended 31 December 2007.

DIRECTORS

The Directors of the Company during the half-year ended 31 December 2007 and until the date of this report (in office for the entire period unless otherwise stated) are:

Warwick Bisley B.Eng (Mech) (Hons), FTSE, FRACI, FIE Aust: *Chairman*
Christopher R Hart FAICD: *Managing Director*
Walter J Dewé MA FAICD: *Executive Director, Commercial (retired February 21, 2008)*
John A Newton: *Non-Executive Director (retired September 28, 2007)*
Andrew J Rigg B.Sc MAICD: *Non-Executive Director*
James M D Willis LL.M (Hons) Dip Acc: *Non-Executive Director*

REVIEW AND RESULTS OF OPERATIONS

The net loss of the Company for the half-year, after provision for income tax, was $648,559.

Tassie Shoal Methanol Project

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). As part of the NT/P68 farmin agreement, Petrofac has the right to earn a 10% participating interest in the TSMP, reducing the APCI interest to 40%.

The project proposes to construct two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, tow these plants to Tassie Shoal in the Australian waters of the Timor Sea and ground the structures in the shallow waters of the shoal for operation.

During the half year, the Company reviewed the capital cost assumptions for the facility and is currently preparing the basis of design documentation to initiate front-end engineering and design (FEED) studies in 2008, dependent on the drilling results in NT/P68. The Company also initiated a casting basin site selection process throughout Southeast Asia to identify and secure sites for the potential construction of the sub-structural elements of either the TSMP or TSLNGP.

Timor Sea LNG Project

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The methanol and LNG projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages.

MEO continues to work with the project's engineering consultants to optimize design of the facilities and review capital and operating cost assumptions. The world LNG market continues to demonstrate strong demand and pricing, particularly from Northeast Asia, Europe and the USA.

Timor Sea Exploration Permit NT/P68

NT/P68 is a 12,000 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. Petrofac Resources Limited farmed into the permit by agreeing to fund 25% of two wells to earn a 10% interest. The Company and Petrofac have formed the NT/P68 Joint Venture (JV) and believe that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas demands of the proposed Tassie Shoal LNG and methanol projects.

DIRECTORS' REPORT (continued)

REVIEW OF OPERATIONS (continued)

The West Atlas, a new jack-up rig operated by Seadrill, was secured to drill two wells in NT/P68. The West Atlas arrived in early October and the Heron-2 well spudded on October 12, 2007. The Heron-2 well was designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

Heron-2 was drilled to 4182mMD penetrating gas saturated zones in both the Darwin and Elang/Plover formations. The JV partners approved production testing of Epenarra and Heron North in the Heron-2 well. Barefoot (open-hole) production testing of Heron North flowed gas to surface at a maximum rate of 8 MMscf/day from the Elang sands. However, the underlying Plover sands did not contribute to the recorded flow due to blockages in the well between the Elang and Plover sands. The JV partners are currently reviewing the data and plan to drill Heron-3 later in the year to re-test the Heron North Plover Formation.

The Epenarra Darwin formation was subsequently production tested in Heron-2. While the evidence from electric logs of gas saturation and the presence of some significant fractures in the perforated section appeared to be positive, the well failed to produce a commercial flow of hydrocarbons to the surface. The gas saturated zone of the Darwin formation in Heron-2 did not produce significant gas due to a lack of open fractures and permeability at this specific location, which are necessary for a fractured carbonate reservoir to produce a commercial flow of gas. The JV partners continue to believe the Epenarra structure remains prospective. Heron-2 was abandoned on 29 January 2008.

The West Atlas rig moved to the Blackwood-1 location and spudded on 1 February 2008. Blackwood-1 is targeting the Blackwood Prospect to test Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. At the date of this report, the well is drilling ahead to the target reservoir at an estimated depth 3160mMD. The well is designed as a vertical well to penetrate, log and recover gas samples in the Plover sands. MEO is funding the well 100% as a sole risk, exclusive operation.

Northwest Shelf Offshore Exploration Permits WA-359-P, WA-360-P & WA-361-P

On October 25, 2007, the Company, via its wholly owned subsidiary North West Shelf Exploration Pty Ltd, farmed into three Northwest Shelf offshore permits (WA-359-P, WA-360-P & WA-361-P). MEO secured a 60% participating interest in these highly prospective exploration permits by meeting the year three seismic acquisition obligations. 258 sq km of new 3D data was acquired during December 2007 in WA-360-P and WA-361-P and approximately 250 line km of new 2D data will be acquired in early 2008 in WA-359-P thereby fully meeting the seismic acquisition obligations for the permits. If MEO decides to fund 100% of the cost of a single well, a 70% interest will be earned in each Permit where a well is drilled. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit and MEO meets 90% of the cost, the MEO interest in that permit would remain at 60%.

MEO has carefully reviewed the existing 2D and 3D data, which covers a large portion of the permits. At this stage, the most obvious significant potential appears to be in WA-361-P, immediately northwest of the Perseus Gasfield and on the northern flank of the Goodwyn Gasfield where a thick sequence of interpreted Legendre shoreface and shallow marine sandstones are present in the Keast Graben. A potential stratigraphic trap, Zeus, has been identified, which is thought to be a similar play and analogous to the Perseus Gasfield (12 Tcf) and to the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield. Zeus has prospective multi-Tcf in place potential of 5 to 15 Tcf over 350 sq km of closure with up to 100 m of net pay.

The Company is encouraged by observations on the existing 3D seismic data of possible development of amplitude-related hydrocarbon indicators (bright spots) in the Zeus feature that are similar to amplitudes observed in the same reservoir gas sands at Perseus. Data reprocessing has commenced on one of these existing surveys to recover the offset gathers so that AVO analysis can be undertaken to support the drilling of an exploration well, possibly later in 2008.

OTHER MATTERS

Issues of Shares and Options

During the half-year the Company raised a total of $73,588,000 (before net of tax transaction costs - $2,851,221) from:

- the proceeds from the Share Purchase Plan - $10.388,000
- the proceeds from the exercise of 30 November 2009 options - $700,000
- the proceeds from a placement of 50.000.000 shares at an issue price of $1.25 - $62.500.000

Auditor's Independence Declaration

The Company has obtained an independence declaration from our auditor, Ernst & Young, a copy of which is attached to this financial report.

Signed in accordance with a resolution of the Directors.

C R Hart
Managing Director
Melbourne, 25 February 2008

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of MEO Australia Limited, I state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act 2001, including:*

  (i) give a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

C R Hart
Managing Director
Melbourne, 25 February 2008

INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31/12/07 $	31/12/06 $
Interest income		1,835,682	211,561
Other income		10,100	106.933
Income		**1,845,782**	**318,494**
Depreciation and amortisation expense		(34,151)	(13,572)
Employees and consultants	4	(583,939)	(1.448,925)
Project expenditure		(155,666)	(58,399)
Foreign exchange losses		(1,045,455)	(97,883)
Other expenses	4	(266,259)	(272,224)
Loss before income tax		**(239,688)**	**(1,572,509)**
Income tax benefit/(expense)		(408.871)	-
Net loss for the period		**(648,559)**	**(1,572,509)**
Basic loss per share (cents per share)		(0.19)	(0.88)
Diluted loss per share (cents per share)		(0.19)	(0.88)

BALANCE SHEET
AS AT 31 DECEMBER 2007

	Note	Consolidated 31/12/07	Consolidated 30/06/07
CURRENT ASSETS		$	$
Cash and cash equivalents	5	94,386,808	70,929,204
Other receivables		8,247,794	196,028
GST receivable		3,096,852	322,148
TOTAL CURRENT ASSETS		105,731,454	71,447,380
NON-CURRENT ASSETS			
Plant and equipment		85,126	72,635
Leasehold improvements		86,793	99,502
Intangible assets		34,123	42,591
Exploration and evaluation costs	6	71,981,318	15,056,332
TOTAL NON-CURRENT ASSETS		72,187,360	15,271,060
TOTAL ASSETS		**177,918,814**	**86,718,440**
CURRENT LIABILITIES			
Trade and other payables		22,453,086	1,651,088
Provisions		36,513	27,956
TOTAL CURRENT LIABILITIES		22,489,599	1,679,044
NON-CURRENT LIABILITIES			
Provisions		20,750	14,885
TOTAL NON-CURRENT LIABILITIES		20,750	14,885
TOTAL LIABILITIES		**22,510,349**	**1,693,929**
NET ASSETS		**155,408,465**	**85,024,511**
EQUITY			
Contributed equity	7	167,846,714	96,803,600
Share based payments reserve	8	1,251,160	1,261,761
Accumulated losses		(13,689,409)	(13,040,850)
TOTAL EQUITY		**155,408,465**	**85,024,511**

CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Consolidated	
	31/12/07	31/12/06
CASH FLOWS FROM OPERATING ACTIVITIES	$	$
Payments to suppliers and employees	(823,918)	(1,074,655)
Receipts from services rendered	874,273	49,620
Income tax paid	-	(11,992)
Interest received	1,716,612	211,561
GST (paid)/received	(2,847,355)	451,507
Net cash used in operating activities	(1,080,388)	(373,959)
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditure on plant and equipment	(20,155)	(28,608)
Expenditure on leasehold improvements	(5,310)	(2,075)
Expenditure on intangibles	-	-
Expenditure on exploration tenements	(45,415,812)	(8,127,079)
Net cash used in investing activities	(45,441,277)	(8,157,762)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from share issues	63,200,000	24,669,471
Transaction costs on issue of shares	(2,671,875)	(1,302,485)
Proceeds from share purchase plan	10,388,000	-
Purchase of shares on market in settlement of vested performance rights	-	(321,446)
Proceeds from sale of trustee shares	-	1,093,950
Net cash from financing activities	70,916,125	24,139,490
Net increase in cash and cash equivalents	24,394,460	15,607,769
Cash and cash equivalents at beginning of period	70,929,204	2,454,356
Net foreign exchange differences	(936,856)	(97,883)
Cash and cash equivalents at end of period	94,386,808	17,964,242

STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Consolidated			
	Issued Capital $	Share Based Payments Reserve $	Accumulated Losses $	Total Equity $
At 1 July 2007	96,803,600	1,261,761	(13,040,850)	85,024,511
Loss for the period	-	-	(648,559)	(648,559)
Cost of share based payments	-	295,734	-	295,734
Transfer of cost of exercised equity instruments	306,335	(306,335)	-	-
Share issues	63,200,000	-	-	63,200,000
Share purchase plan applications received prior to allotment	10,388,000	-	-	10,388,000
Costs of issues (net of tax)	(2,851,221)	-	-	(2,851,221)
At 31 December 2007	167,846,714	1,251,160	(13,689,409)	155,408,465

	Consolidated			
	Issued Capital $	Share Based Payments Reserve $	Accumulated Losses $	Total Equity $
At 1 July 2006	12,147,239	20,006	(9,670,199)	2,497,046
Loss for the period	-	-	(1,572,509)	(1,572,509)
Cost of share based payment	-	882,917	-	882,917
Transfer of cost of exercised equity instruments	55,871	(55,871)	-	-
Share issues	24,669,471	-	-	24,669,471
Cost of issues	(1,318,672)	-	-	(1,318,672)
Sale of trustee shares	1,093,950	-	-	1,093,950
Purchase of shares on market in settlement of vested performance rights	(321,446)	-	-	(321,446)
At 31 December 2006	36,326,413	847,052	(11,242,708)	25,930,757

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

NOTE 1 CORPORATE INFORMATION

The financial report of MEO Australia Limited for the half-year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on 25 February 2008.

MEO Australia Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on Australia Stock Exchange.

The nature of operations and principal activities of the Group are described in note 3.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of MEO Australia Limited as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by MEO Australia Limited and its controlled entities during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The half year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007.

Basis of preparation

The half-year consolidated financial report is a general-purpose financial report presented in Australian Dollars, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 "Interim Financial Reporting".

The half-year financial report has been prepared on a historical cost basis. For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year consolidated financial statements comprise the financial statements of MEO Australia Limited and its subsidiaries as at 31 December 2007 ('the Group').

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of share options is determined by an external valuer using a binomial option pricing model.

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007 (continued)

NOTE 3 SEGMENT INFORMATION

The Group's operations are confined to development of methanol and LNG projects and petroleum exploration. The primary segment reporting format is by project (business) segment affected predominantly by differences in risk. The Group operates wholly within the single secondary, geographical, segment of Australia.

The following tables represent revenue, profit information regarding business segments for the half-years ended 31 December 2007 and 31 December 2006.

BUSINESS SEGMENTS	METHANOL & LNG DEVELOPMENT		PETROLEUM EXPLORATION		CONSOLIDATED	
	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006
	$	$	$	$	$	$
Revenue:						
Segment revenue	-	-	-	-	-	-
Non-segment revenue					1,845,782	318,494
Total consolidated revenue					1,845,782	318,494
Result:						
Segment (loss)	(155,667)	(485,960)	-	(176,351)	(155,667)	(662,311)
Non-segment (loss)					(84,021)	(1,228,692)
Loss before income tax					(239,688)	(1,572,509)
Income tax expense					(408,871)	-
Net loss for the period					(648,559)	(1,572,509)

	Consolidated 31/12/07 $	Consolidated 31/12/06 $
NOTE 4 EXPENSES		
Employees and Consultants		
Consultants fees and expenses	69,470	230,916
Directors remuneration	89,914	119,608
Salaries	128,821	215,484
Share based payments	295,734	882,917
	583,939	1,448,925
Other Expenses		
Administration and other expenses	6,428	42,037
Audit costs	37,100	25,000
Stock exchange registry and reporting costs	123,343	120,129
Travel and corporate promotion costs	99,388	85,058
	266,259	272,224

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007 (continued)

	Consolidated	
	31/12/2007	30/6/2007
	$	$

NOTE 5 CASH AND CASH EQUIVALENTS

For the purpose of the half-year cash flow statement cash and cash equivalents comprise:

	31/12/2007 $	30/6/2007 $
Cash at bank	26,445,915	8,251,437
Short term bank deposits	67,940,893	54,825,767
Cash received from Share Purchase Plan applications held prior to allotment of shares		7,852,000
Total cash and cash equivalents	94,386,808	70,929,204

NOTE 6 CAPITALISED EXPLORATION AND EVALUATION COSTS

Exploration and evaluation expenditure capitalised in the half year to 31 December 2007 amounted to $56,924,986 (2006 half year $11,398,280). Expenditure in the half year mainly related to drilling the Heron 2 well in NT/P68, long lead items and well planning for Heron 3 and Blackwood-1 and seismic acquisition in the Northwest Shelf Exploration Permits (WA-359-P, WA-360-P and WA-361-P).

Exploration and evaluation costs are accumulated separately for each area of interest and carried forward provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development or sale; or
- exploration activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Capitalised exploration and evaluation costs at 31 December 2007 are $71,981,318 (June 2007: $15,056,332).

NOTE 7 CONTRIBUTED EQUITY

	31/12/2007 Shares	30/6/2007 Shares	31/12/2007 $	30/6/2007 $
Issued and Paid Up Capital				
Ordinary shares fully paid	385,808,652	316,168,652	167,846,714	96,803,600
Ordinary shares issued pursuant to Trustee Stock Scheme	122,918	122,918	-	-
	385,931,570	316,291,570	167,846,714	96,803,600

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007 (continued)

NOTE 7 CONTRIBUTED EQUITY (continued)

	31/12/2007 Shares	31/12/2007 $
Movements in Ordinary Shares Fully Paid		
Balance at beginning of period	316,168,652	88,951,600
Shares issued:		
By allotment of shares at $1.00 per share in accordance with Share Purchase Plan	18,240,000	18,240,000
By placement at $1.25 per share	50,000,000	62,500,000
By exercise of 30 November 2009 options at 50 cents per share	1,400,000	700,000
Transaction costs (net of tax)		(2,851,221)
Transfer of costs of exercised equity instruments		306,335
	385,808,652	167,846,714

	31/12/2007 Shares	31/12/2007 $
Movements in Ordinary Shares Issued Pursuant to the Trustee Stock Scheme		
Balance at beginning of period	122,918	-
Shares sold by trustee during the period	-	-
	122,918	-

	31/12/2007 Shares	31/12/2007 $
Share Purchase Plan		
Applications for shares in share purchase plan received prior to 30 June 2007		7,852,000
Transfer of share purchase plan funds received prior to 30 June 2007 to Movements in Ordinary Shares Fully Paid		(7,852,000)

Dividends

No dividends were declared or paid during the half year (2006: Nil).

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2007 (continued)

NOTE 8 SHARE BASED PAYMENT PLANS

Share Performance Rights

In September 2007, 25,000 performance rights were granted to an executive director which entitles the recipient to one fully paid ordinary share in the Company for each right held, upon attainment of the performance condition relating to Acceptance by the Designated Authority of the information leading to the grant of Infrastructure Licence NT/ISL1 recognising that the grant may not occur until the grant of a Production Licence. The fair value of the rights granted is $1.21 per right (unrisked – i.e. the value is determined prior to taking into account vesting conditions). The fair value was established on a consistent basis to previously granted share performance rights as disclosed in the 30 June 2007 financial report.

In September 2007, 225,000 performance rights were granted to an executive director which entitles the recipient to one fully paid ordinary share in the Company for each right held, upon attainment of the performance condition relating to obtaining a commitment to construct the methanol plant with MEO retaining at least a 20% interest in the project. The fair value of the rights granted is $1.21 per right (unrisked – i.e. the value is determined prior to taking into account vesting conditions). The fair value was established on a consistent basis to previously granted share performance rights as disclosed in the 30 June 2007 financial report.

During the half year, a total of 125,000 performance rights with non-market criteria relating to the drilling program in NT/P68 were granted to contractors. The fair value of 125,000 performance rights was estimated based on the market value of the services to be provided.

NOTE 9 COMMITMENTS

The West Atlas jack-up rig is contracted to MEO, as Operator on behalf of the NT/P68 Joint Venture, for two firm wells. The drilling of the Heron-2 well and Blackwood-1 wells will meet this commitment.

NOTE 10 EVENTS AFTER BALANCE DATE

NT/P68 Drilling - Heron-2 Well and Blackwood-1 Well

Heron-2 was drilled to 4182mMD penetrating gas saturated zones in both the Darwin and Elang/Plover formations. The joint venture partners approved and undertook production testing of Epenarra and Heron North in the Heron-2 well. Heron-2 was abandoned on 29 January 2008. The joint venture partners are currently reviewing the data from the Heron-2 well.

The West Atlas rig moved to the Blackwood-1 location and spudded on 1 February 2008. Blackwood-1 is targeting the Middle Plover sandstone reservoirs in the north eastern section of NT/P68. At the date of this report, the well is drilling ahead to the target reservoir at an estimated depth 3160mMD. MEO is funding the well 100% as a sole risk, exclusive operation.

Resignation of Director

Mr Walter J Dewé, Executive Director, Commercial retired from the MEO Board effective February 21, 2008.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of MEO Australia Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of MEO Australia Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2007 or from time to time during the half-year then ended.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of MEO Australia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ƎY ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of MEO Australia Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the six months ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Ernst & Young

Brett Croft
Partner
Melbourne
25 February 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of MEO Australia Limited

In relation to our review of the financial report of MEO Australia Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

Brett Croft
Partner
Melbourne
25 February 2008

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 5

Key Points:

- **Drilled 12¼ inch hole to a total depth of 3286m**
- **Well encountered elevated gas readings in Flamingo and Plover sands**
- **First logs confirm gas saturation with neutron density crossover**
- **Total gross hydrocarbon column of 126m over two sandstone units**

MELBOURNE, AUSTRALIA (March 3, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1000 hours March 3, 2008. Blackwood-1 was spudded at 1830 hours (ACST) on February 1, 2008 in Exploration Permit NT/P68.

The rig has completed drilling the 12¼ inch hole to a total depth of 3286m. The well has encountered elevated gas readings in the interpreted Flamingo and Plover sandstone units. The mud gas sampling recorded no carbon dioxide (CO_2) while drilling the gas saturated zones, suggesting the gas should not be high in CO_2. Gas quality will be confirmed by MDT (Modular Dynamics Testing) down-hole sampling and subsequent analysis.

The rig is currently acquiring a full spread of logging data, including image and side wall core samples. MDT testing will be undertaken later today to recover pore pressure data and gas samples.

Initial log interpretation indicates a total gross hydrocarbon column of 126m comprising of an upper Flamingo gross sand unit between 3136mMD to 3149mMD (13m) and a lower Plover gross sand unit between 3177mMD to 3262mMD: GWC (85m) resulting in a combined 98m of gross gas saturated sand interval. This column is considerably in excess of the anticipated most likely 'mid case' pre-drill estimate of 57m.

Data acquisition and interpretation is ongoing and subsequent releases detailing the significance of the Blackwood-1 drilling results will be made in due course.

Blackwood-1 is being drilled by Seadrill's West Atlas jack-up rig. The Blackwood-1 wildcat well is being 100% funded as a sole risk exclusive operation by MEO. The well is designed as a vertical well to penetrate, log and recover hydrocarbon samples in the Plover Formation of the Blackwood structure.

The participants in the Blackwood-1well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence:	NT/P68
Operator:	MEO Australia Limited
Rig:	Seadrill West Atlas jack-up
Surface location:	Latitude: 10 deg 12 min 37.753 sec Longitude: 128 deg 46 min 48.539 sec Datum: GDA94
Seawater Depth:	60 m LAT
Spud Date:	February 1, 2008
Target Strata:	Plover Formation sandstones
Total Depth:	Revised: 3256 metres (MDRT). (MD - measured depth below the rig's rotary table - RT)
Primary Target Depth:	Revised Top Plover Fm 3153 metres (MDRT)
Designated Authority:	Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)
Reservoir Objectives:	Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO_2 and H_2S in the gas.
Production Objectives:	In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.
Well Design:	Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to revised TD of 3256m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	1461 Bcf	1031 Bcf
Blackwood: high case Plover Formation	2572 Bcf	1816 Bcf

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Blackwood
Heron, Evans & Seahawk
NT/P68
Tassie Shoal
Elang West
Elang
Chuditch
Undan/ Bayu
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations


NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
3286m
Top Darwin
Base Darwin
BLACKWOOD
1.5 - 2.5 Tcf potential
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth:
P50 GIP 3.8 Tcf
HERON Sth:
P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Plover Formation depth map over Blackwood and well location





WELL NAME: Blackwood-1
WELL TYPE: Exploration
WELL AREA: NT/P68, Bonaparte Basin
RIG: Seadrill, West Atlas
MD (RT) m
STRATIGRAPHY
TOPS MDRT
96m
617m
997m
1106m
1216m
1247m
1385m
1515m
2050m
3103m
3123m
3133m
3153m
250
500
750
1000
1250
1500
1750
2000
2250
2500
2750
3000
3250
3500
Puffin Fm
Vee Fm
Wangarlu Fm
Darwin, E.Shoals/
Plover Fm
TD 3286m
Success
Blackwood-1 ST1
Time - Depth Curve
Updated to 09:00hrs 03/03/2008
Commence Operation: 22:00hrs 29th Jan 2008
Spud Blackwood-1: 18:30hrs 1st Feb 2008
Tow rig to location. Pin and preload. Skid cantelever.
Spud well. Drill 26" hole to 460m.
Run and cement 20" casing. Rig up and pressure test surface equipment. Make up 17 1/2" BHA.
Plug back and drill sidetrack hole from 949m.
Drill 17 1/2" hole to 1027mMD. POOH to change bit.
Drill 17 1/2" hole to 1265m. Run and cement 13 3/8" casing. Test surface equipment. Run in to drill ahead.
Drill 17 1/2" hole to 1065mMD. Lost BHA. Attempt to fish. No go.
Drill 12 1/4" hole to 3135m. Pull out to change bit.
Drill 12 1/4" hole to 3184m. Pull out to change bit.
Drill 12 1/4" hole to 3238m. POOH to change bit.
Drill 12 1/4" hole to 3244m. POOH to change bit.
Drill 12 1/4" hole to 3286m. TD. POOH to log.
Metres MDRT
0
500
1000
1500
2000
2500
3000
3500
0
5
10
15
20
25
30
35

MEO Australia Limited
ABN 43 066 447 952

Level 17
600 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 WELL WEEKLY DRILLING REPORT – No 6

Key Points:

- **MDT testing recovers hydrocarbons to surface**
- **Blackwood-1 formally declared a discovery well**
- **Blackwood-1 P&A'd and West Atlas rig to be released later today**

MELBOURNE, AUSTRALIA (March 11, 2008) -- MEO Australia Limited (ASX: MEO) submits this drilling report for the period ending 1100 hours March 11, 2008. Blackwood-1 was spudded at 1830 hours (ACST) on February 1, 2008 in Exploration Permit NT/P68.

The rig has successfully completed a series of logging runs, including the recovery of hydrocarbons to surface by MDT (Modular Dynamics Testing) down-hole sampling. Additionally, a number of core samples through the column have been obtained. The gas, core samples and log data are currently being analysed by specialist petrophysical contractors. Initial gas analysis conducted on the rig has confirmed that the gas is relatively dry and contains CO_2 levels in the 25% to 30% range (very similar to Evans Shoal gas), which is eminently suitable for methanol production.

Given the recovery of hydrocarbons to surface and strong electric log evidence of a hydrocarbon column in the Plover sandstone formation of the Blackwood structure, formal declaration of a discovery pursuant to clause 34 of the Petroleum (Submerged Lands) Act 1967 has been made to the Designated Authority.

The Blackwood-1 well has been plugged and abandoned as planned and MEO expects the rig to be released later today.

Blackwood-1 was drilled by Seadrill's West Atlas jack-up rig. The Blackwood-1 wildcat well is being 100% funded as a sole risk, exclusive operation by MEO.

The participants in the Blackwood-1well are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	50%
Oz-Exoil Pty Ltd (MEO subsidiary)	50%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

DETAILS

Licence: NT/P68

Operator: MEO Australia Limited

Rig: Seadrill West Atlas jack-up

Surface location:
Latitude: 10 deg 12 min 37.753 sec
Longitude: 128 deg 46 min 48.539 sec
Datum: GDA94

Seawater Depth: 60 m LAT

Spud Date: February 1, 2008

Target Strata: Plover Formation sandstones

Total Depth: Revised: 3285 metres (MDRT).
(MD - measured depth below the rig's rotary table - RT)

Primary Target Depth: Revised Top Plover Fm 3153 metres (MDRT)

Designated Authority: Northern Territory Department of Primary Industry, Fisheries and Mines (DPIFM)

Reservoir Objectives: Plover Formation: Determine the presence or otherwise of hydrocarbons (gas/condensate); reservoir properties including intergranular porosity and permeability; the presence of any fracture system to contribute to productivity and the level of CO_2 and H_2S in the gas.

Production Objectives: In a success case, the full Plover Formation will be drilled to the interpreted structural spill point to confirm a gas-water-contact. While no production tests are planned for the Plover Formation, a full log suite will be acquired including image logs, rotary side-wall core samples obtained, and hydrocarbon samples and pore pressure data will be recovered by Modular Dynamics Testing (MDT) testing.

Well Design: Blackwood-1 is a vertical well. The well design is to drill a 26" hole to 465m and set a 20" conductor. A 13⅜" intermediate casing will be set in a 17½" hole drilled to 1265m. Drill a 12 ¼" vertical hole to revised TD of 3256m, log and MDT test. 9⅝" backup casing string is available to drill 8 ½" hole to TD in the Plover Formation if the pore pressures are lower than anticipated requiring a reduction in mud weights while drilling the Plover Formation.

Blackwood-1 is being planned as a high temperature (HT) well, based on the conditions encountered at the nearby offset wells, Heron-1 & Heron-2. The HT criteria being:

- Maximum anticipated bottom-hole temperatures exceeds 150°C

MEO Pre-Drill Estimates

Target Reservoir	Undiscovered Gas-in-Place	Prospective Recoverable Resource
Blackwood: mid case Plover Formation	**1461 Bcf**	**1031 Bcf**
Blackwood: high case Plover Formation	**2572 Bcf**	**1816 Bcf**

Summary of potential

Blackwood-1 well is being drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m. MEO has interpreted the available 2D seismic data over the Blackwood Prospect incorporating existing 2D data acquired by Shell in 1996 and the new Blackwood 2D seismic data acquired in 2006 with improved the depth conversion by using the seismic PSDM velocities from tomographic inversion of seismic data. An independent assessment of risk indicates the probability of geological success at 32%.

NT/P68 Permit Location showing proximity to Tassie Shoal (site of environmentally approved LNG and methanol production projects)



Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Blackwood
Heron, Epenarra & Seahawk
NT/P68
Chuditch
Elang West
Elang
Undan/ Bayu
Tassie Shoal
Subsea gas pipeline
Timor Sea
DARWIN
Conoco/Phillips LNG Project
N.T.
AUSTRALIA
N
W.A.
0
100 km

Schematic showing target horizons and Heron-2 and Blackwood-1 well locations


NW
SE
Blackwood-1
Heron-2
Heron-1
Proposed Heron-3B
Proposed Heron-3C
Carbonate Reefs
Sea Floor
Base Pliocene
Base Miocene
Top Vee Formation
SEAHAWK
Top Turonian
Heron-3 Deviated
EPENARRA: P50 GIP 5.6 Tcf
3286m
BLACKWOOD
1.5 - 2.5 Tcf potential
Top Darwin
Base Darwin
TD: 4182m
Flat event (GWC - 4260m)
Top Elang/Plover
HERON Nth:
P50 GIP 3.8 Tcf
HERON Sth:
P50 GIP 1.7 Tcf
Fault
Fault
Fault
Gas bearing fractured carbonate
Sandstone reservoir formations

Revised Plover Formation depth map over Blackwood and Blackwood East based on initial Blackwood-1 drilling results


BLACKWOOD EAST PROSPECT
PULL-UP ALONG REEF ON CHANNEL EDGE?
BLACKWOOD ACCUMULATION
EXTENT OF BLACKWOOD 2D PSDM VELOCITIES
CHANNEL EDGE?

MEO Australia Limited
ABN 43 066 447 952
Level 17
500 Collins Street
Melbourne Victoria 3000 Australia
Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

HERON-2 WELL UPDATE

Key Point:

- **Heron-2 formally declared a hydrocarbon discovery well**

MELBOURNE, AUSTRALIA (March 11, 2008) -- MEO Australia Limited (ASX: MEO) advises the market that following careful analysis of the production testing results and electric log data through the Heron North Elang/Plover sandstone unit, formal declaration of a discovery pursuant to clause 34 of the Petroleum (Submerged Lands) Act 1967 has been made to the Designated Authority.

Heron-2 was drilled by Seadrill's West Atlas jack-up rig contracted to MEO for two firm wells. The Heron-2 well penetrated the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. Electric logging indicated that both of the target reservoirs were gas saturated. Production testing of the Heron North Elang/Plover sandstone unit recorded a maximum interpreted hydrocarbon flow between 6 and 8 MMscf/day before operations were halted due to the approach of Cyclone Helen. Further testing was not successful due to the partial collapse of the well.

Given the encouraging mud log indications while drilling the Plover formation of possible wet gas (gas with associated LPG and condensate), a significant gross column (164m) of Plover gas saturated sands and positive electric log interpretation, the joint venture is currently planning a re-drill of the Heron North structure to production test the Plover sandstone unit.

The participants in the Heron-2 well and permit are:

TSP Arafura Petroleum Pty Ltd (MEO subsidiary)	45%
Oz-Exoil Pty Ltd (MEO subsidiary)	45%
Petrofac Energy Developments Oceania Ltd (Petrofac Limited subsidiary)	10%

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD-1 UPDATE

Key Points:

- **2473 Bcf Contingent Resource estimate in Greater Blackwood**
- **Casting basin site selection initiated to secure construction site for TSMP**

MELBOURNE, AUSTRALIA (March 14, 2008) -- MEO Australia Limited (ASX: MEO) provides the following preliminary Contingent Resource estimates for the Greater Blackwood structure based on initial interpretation of the Blackwood-1 drilling results.

Blackwood-1 has confirmed 49m of gross Plover gas bearing sands to a preliminary gas-water contact (GWC) at 3225mMD (3188m subsea). While the actual GWC has not been finalized and may be deeper thereby increasing the potential Contingent Resource, the GWC is considered conservative and is the basis for the Contingent Resource calculations provided below. Blackwood-1 also encountered 13m of gross Flamingo gas charged sands. However, MDT recovery was not successful in this upper zone due to borehole damage and no part of the Contingent Resource estimate includes any potential gas in the Flamingo sands.

Structure	Raw Gas (including CO_2) Contingent Resource GIP (P50 – "most likely"): Bcf
Blackwood	1428
Blackwood East	1045
Totals	**2473**

"Contingent Resources" are those resources which relate to quantities of petroleum (oil or gas) which are estimated to be potentially recoverable from a known accumulation but which are not yet considered to be commercially recoverable. Contingent Resources may include, for example, accumulations where evaluation of the accumulation is still at an early stage and further appraisal drilling is required.

Based on the current assumptions of a 60% net to gross and 10% matrix porosity, it would be reasonable to assume a 70% recovery factor, which would indicate that Blackwood may offer approximately 1700 Bcf of raw recoverable gas.

The first methanol plant proposed for the Tassie Shoal Methanol Project requires approximately 1400 Bcf of raw gas (including inerts) to produce 1,750,000 tonnes per annum for 20 years of operation.

Given the encouraging results from the Blackwood-1 well and indications of a possible gas resource adequate in volume and quality to supply a methanol plant, MEO has accelerated the selection process to identify and secure a casting basin site in Southeast Asia for the possible construction of the concrete gravity base structure. The Company has also initiated the development of the Basis of Design documentation in preparation for the commencement of Front End Engineering and Design (FEED) studies for the Tassie Shoal Methanol Project (TSMP) later in the year.

On December 23, 2002, the Commonwealth Minister for the Environment and Heritage granted approval for the TSMP to construct, install, commission and operate two 1,750,000 tpa plants until November 29, 2052.

As previously advised, now that a hydrocarbon accumulation has been confirmed in the Blackwood structure, further seismic evaluation will be undertaken and a second well will be required to appraise and production test the Plover sandstone reservoir. The proposed Blackwood-2 well is likely to be fully cased and may be designed for retention as a future production well.

C.R. Hart, Managing Director
MEO Australia Limited
NT/P68 Operator

Plover depth map corrected and based on the Blackwood-1 results. Blackwood East may be connected to the main Blackwood structure but further seismic data and processing will be required to resolve this uncertainty.


PULL-UP ALONG REEF ON CHANNEL EDGE?
GWC AT 3208M SUBSEA?
BLACKWOOD EAST PROSPECT
GWC AT 3188M SUBSEA?
EXTENT OF BLACKWOOD 2D PSDM VELOCITIES
CHANNEL EDGE?

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

PGS AUSTRALIA AWARDED 3D SEISMIC ACQUISITION CONTRACT

Key Points:

- **350 sq km of new 3D seismic data over Greater Blackwood structure**
- **Acquisition expected to commence April 2008**

MELBOURNE, AUSTRALIA (March 26, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to advise that a contract has been awarded to PGS Australia Pty Ltd to acquire and process approximately 350 square km of 3D seismic over the Blackwood structure in the northern region of the Company's Exploration Permit, NT/P68, utilizing the M/V Orient Explorer.

The 3D survey is scheduled to commence on April 20, 2008 and is expected to be completed in 25 days. The 3D seismic program is designed to improve depth conversion and mapping of the Blackwood feature that was recently intersected by the Blackwood-1 discovery well, and enable optimum location picks for subsequent appraisal wells. Blackwood-1 confirmed 49m of gross Plover gas bearing sands to a preliminary gas-water contact at 3225mMD (3188m subsea). Subject to confirmation by further appraisal drilling, the Blackwood gas accumulation could underpin the Company's proposed gas to methanol project on the nearby Tassie Shoal.

C.R. Hart, Managing Director
MEO Australia Limited, NT/P68 Operator

PGS Australia 3D Seismic Acquisition vessel, M/V Orient Explorer



MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

RIG SECURED TO DRILL ZEUS PROSPECT

Key Points:

- **LoA executed securing Songa Venus to drill Zeus Prospect late 2008**
- **Positive AVO responses in Legendre formation sandstones within Zeus**

MELBOURNE, AUSTRALIA (April 8, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to advise that a letter of award (LoA) has been executed with Australian Drilling Associates and Songa Offshore Pte. Ltd securing the semi-submersible drilling rig, Songa Venus for the drilling of the Zeus prospect in WA-361-P later in 2008.

The Company has completed reprocessing of the Rosie 3D survey originally acquired by Western Mining in 1997, which covered the majority of the Zeus feature. The reprocessing recovered the offset gathers that are required to confirm the presence of AVO (amplitude variation with offset) responses in the Legendre formation sandstones within the Zeus stratigraphic trap. The Legendre sandstones are the primary gas charged reservoir in the Perseus gasfield, which lies a few kilometres southeast of WA-361-P.

Initial analysis has confirmed positive AVO responses within the Zeus prospect that have a similar signature to the AVO responses noted in the gas bearing sands of the Perseus gasfield.

Such AVO responses are often indicative of hydrocarbon charge and in this region are regarded as a primary indicator to support the drilling of an exploration well. MEO mapping indicates that the Zeus prospect has a multi Tcf natural gas potential.

The Company plans to secure the majority of funding for the well (Zeus-1) by farming out of part of its interest in the permit to a strategic partner with strong links to the LNG industry.

C.R. Hart
Managing Director
MEO Australia Limited
WA-361-P Operator



BACKGROUND:

On October 25, 2007, MEO secured a 60% participating interest in this highly prospective exploration permit via a seismic acquisition option. MEO has now met the seismic acquisition obligation in the permit and has assumed the role as Operator for the permit. If MEO decides to fund 100% of the cost of a single well in WA-361-P, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in the permit, the MEO interest in WA-361-P would remain at 60%.

The respective participating interests in the permit prior to drilling are as follows:

Permit	MEO Australia (Operator)	Cue Energy Resources	Gascorp Australia
WA-361-P	60%	20%	20%

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

2D ACQUISITION COMPLETED IN NORTHWEST SHELF PERMIT

Key Point:

- **2D acquisition completed in WA-359-P**

MELBOURNE, AUSTRALIA (April 8, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to advise that PGS Australia Pty Ltd (PGS) has completed acquisition of 250 line km of 2D seismic in the Company's Northwest Shelf permit, WA-359-P. PGS utilized the dedicated 2D vessel, M/V Akademik Fersman.

2D data acquisition in WA-359-P was interrupted in December 2007 by Cyclone Melanie. PGS has also been engaged to process the data, which covers a number of potential stratigraphic and structural traps indentified in the permit.

C.R. Hart
Managing Director
MEO Australia Limited
WA-359-P Operator

M/V Akademik Fersman



BACKGROUND:

On October 25, 2007, MEO secured a 60% participating interest in this highly prospective exploration permit via a seismic acquisition option. MEO has now met the seismic acquisition obligation in the permit and has assumed the role as Operator for the permit. If MEO decides to fund 100% of the cost of a single well in WA-359-P, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in the permit, the MEO interest in WA-359-P would remain at 60%.

The respective participating interests in the permit prior to drilling are as follows:

Permit	MEO Australia (Operator)	Cue Energy Resources	Exoil
WA-359-P	60%	20%	20%

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	MEO Australia Limited
ACN/ARSN	006 447 952

1. Details of substantial holder (1)

Name	Xtract International Limited (formerly Cambrian Oil and Gas Plc)
ACN/ARSN (if applicable)	incorporated in England Company Number 05061163

There was a change in the interests of the substantial holder on	10 / 04/ 2008
The previous notice was given to the company on	12 / 12/ 2007
The previous notice was dated	12 / 12/ 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice - 12/12/07		Present notice – 10/04/08	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares (ORD)	60,656,814	15.72%	62,736,831	16.26%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
04/04/08	Xtract International Ltd	Purchase	342,957	ORD 1,334,449	ORD 1,334,449
07/04/08	Xtract International Ltd	Purchase	105,165	ORD 402,556	ORD 402,556
08/04/08	Xtract International Ltd	Purchase	89,157	ORD 343,012	ORD 343,012

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Cambrian Mining Plc (CBM)	Xtract International Ltd	N/A	CBM by virtue of owning 50.1% of issued capital of Xtract Energy Plc which owns 100% of issued capital of Xtract International Ltd	ORD 62,736,831	ORD 62,736,831

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Cambrian Mining Plc	CBM owns 50.1% of the issued capital of Xtract Energy Plc
Xtract Energy Plc	Xtract Energy owns 100% of the issued capital of Xtract International Ltd

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Xtract International Ltd	Level 2, 27 Albemarle Street, London SW1A 1LA

Signature

print name Andy Morrison capacity Director

sign here date 10/04/2008

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

RECEIVED
2008 AUG 27 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	MEO Australia Limited
ACN/ARSN	006 447 952

1. Details of substantial holder (1)

Name	Xtract International Limited (formerly Cambrian Oil and Gas Plc)
ACN\ARSN (if applicable)	incorporated in England Company Number 05061163

There was a change in the interests of the substantial holder on	18 / 04/ 2008
The previous notice was given to the company on	10 / 04/ 2008
The previous notice was dated	10 / 04/ 2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice - 10/04/08		Present notice – 18/04/08	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares (ORD)	62,736,831	16.26%	63,499,785	16.45%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
09/04/08	Xtract International Ltd	Purchase	$51,121	ORD 194,696	ORD 194,696
10/04/08	Xtract International Ltd	Purchase	$65,617	ORD 252,374	ORD 252,374
14/04/08	Xtract International Ltd	Purchase	$29,957	ORD 115,218	ORD 115,218
15/04/08	Xtract International Ltd	Purchase	$31,169	ORD 119,882	ORD 119,882
16/04/08	Xtract International Ltd	Purchase	$4,553	ORD 17,510	ORD 17,510
17/04/08	Xtract International Ltd	Purchase	$16,451	ORD 63,274	ORD 63,274

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Cambrian Mining Plc (CBM)	Xtract International Ltd	N/A	CBM by virtue of owning 50.1% of issued capital of Xtract Energy Plc which owns 100% of issued capital of Xtract International Ltd	ORD 63,499,785	ORD 63,499,785

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Cambrian Mining Plc	CBM owns 50.1% of the issued capital of Xtract Energy Plc
Xtract Energy Plc	Xtract Energy owns 100% of the issued capital of Xtract International Ltd

6. Addresses

The addresses of the persons named in this form are as follows

Name	Address
Xtract International Ltd	Level 2, 27 Albemarle Street, London SW1A 1LA

Signature

print name Andy Morrison capacity Director

sign here date 18/04/2008

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme MEO Australia Limited
ACN/ARSN 006 447 952

1. Details of substantial holder (1)
Name Xtract International Limited (formerly Cambrian Oil and Gas Plc)
ACN\ARSN (if applicable) Incorporated in England Company Number 05061163

There was a change in the interests of the substantial holder on 25 / 04/ 2008
The previous notice was given to the company on 18 / 04/ 2008
The previous notice was dated 18 / 04/ 2008

2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice - 15/04/08		Present notice 25/04/08	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares (ORD)	63,499,785	16.45%	64,147,814	16.62%

3. Changes in relevant interests
Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/04/08	Xtract International Ltd	Purchase	$27,898	ORD 107,300	ORD 107,300
21/04/08	Xtract International Ltd	Purchase	$56,014	ORD 219,034	ORD 219,034
22/04/08	Xtract International Ltd	Purchase	$31,797	ORD 124,695	ORD 124,695
23/04/08	Xtract International Ltd	Purchase	$31,250	ORD 125,000	ORD 125,000
23/04/08	Xtract International Ltd	Purchase	$18,000	ORD 72,000	ORD 72,000

4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Cambrian Mining Plc (CBM)	Xtract International Ltd	N/A	CBM by virtue of owning 50.1% of issued capital of Xtract Energy Plc which owns 100% of issued capital of Xtract International Ltd	ORD 64,147,814	ORD 64,147,814

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Cambrian Mining Plc	CBM owns 50.1% of the issued capital of Xtract Energy Plc
Xtract Energy Plc	Xtract Energy owns 100% of the issued capital of Xtract International Ltd

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Xtract International Ltd	Level 2, 27 Albemarle Street, London SW1A 1LA

Signature

print name Andy Morrison capacity Director

sign here date 25/04/2008

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

MEO Australia Limited
ABN 43 066 447 952
Level 17
500 Collins Street
Melbourne Victoria 3000 Australia
Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

RECEIVED
2008 AUG 27 A

REPORT ON ACTIVITIES

FOR THE QUARTER ENDED

31 MARCH 2008

COMPANY'S ACTIVITIES DURING THE QUARTER

During the quarter, the Company completed Heron-2 and Blackwood-1 drilling operations in NT/P68. These operations resulted in the declaration of two discoveries over the Heron North and Blackwood structures. MEO also completed the acquisition of 3D seismic in WA-360-P and WA-361-P, and 2D seismic in WA-359-P so that attractive drilling prospects can be identified.

MEO remains on-track with the overall corporate strategy to secure or confirm gas supply to underpin gas-to-liquid (GTL) projects. The recent gas discoveries in NT/P68 significantly enhance the Company's position in the development of its own hydrocarbon resources and gas supply options.

The current commodity prices for LNG and methanol continue to remain at record prices, which results in robust economics for the proposed LNG and methanol production projects.

The Company has developed strategic holdings in the two hydrocarbon provinces that have mature, operating LNG and GTL projects; the Carnarvon Basin in the Northwest Shelf and the Bonaparte Basin in the Timor Sea.

PETROLEUM EXPLORATION

TIMOR SEA OFFSHORE PERMIT NT/P68 (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation of commercial gas accumulations that may support the future gas demands of the proposed Tassie Shoal LNG and methanol projects.

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover horizon.

A new jack-up rig operated by Seadrill was secured to drill two wells in NT/P68. The West Atlas arrived in early October and the Heron-2 well spudded on October 12, 2007. The Heron-2 well was designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure. The well was drilled to a total depth of 4182mMD.

A barefoot (open hole) production test of the Cleia, Montara, Elang and Plover sands was attempted on January 3, 2008. The test commenced for a few hours flowing at a maximum interpreted rate of ~8 MMscf/d. Rig operations were suspended, however, due to the approach of Cyclone Helen.

When testing was re-started 48 hours later, it was apparent that the rapid reduction in pressure (caused by the drawdown or other operations) during the earlier open-hole production test may have caused a collapse of the shale unit separating the upper Cleia Sandstone from the underlying better quality Montara and Elang sandstones. This collapse prevented the deeper, higher quality, wet gas-charged sandstones contributing to the initial flow. A side-track was attempted to re-drill the Plover. At 3967m the well suffered a drill-string twist-off due to a further collapse of the same shale unit. The lower part of the well was abandoned (fish left in hole) and the 9⅝ inch casing was perforated across the 50m gas charged zone of the Darwin Formation between 3109mMD and 3159mMD.

While the evidence from electric logs of gas saturation in the Epenarra Darwin formation and the presence of some significant fractures in the perforated section appeared to be positive, the well only produced minor quantities of hydrocarbons to surface and failed to produce a consistent flow. Heron-2 was plugged and abandoned on January 29, 2008.

West Atlas rig preparing to test the Heron-2 well



The joint venture continues to review the Heron-2 well results, 3D seismic and inversion data to determine the reasons for the lack of permeability through the Darwin formation at this specific well location. These may include damage to the fractured reservoir from over-balanced drilling muds, subsequent acid washing, the 9⅝ inch casing/cementing activity or that the well was not optimally located to test the best fracture development. The joint venture partners continue to assess the well results and the Epenarra and Heron North (and South) structures. In particular, the recognition of a significant Late Jurassic section (Montara formation sands) in Heron-2 may have upgraded the potential for wet gas.

Given the large amount of data recovered from Heron-2 and time required for detailed interpretation MEO decided to drill Blackwood-1 as a sole risk, exclusive operation.

Blackwood-1 was spudded on February 1, 2008. Blackwood-1 well was drilled to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hingeline between the Sahul Platform and the Malita Graben. The Blackwood Prospect at Top Plover Formation appears to be a tilted fault block closure located immediately northwest of the Wonarah-1 well (Shell -1997). The areal relief on the closure is approximately 115sq km and a vertical relief of 145m.

Blackwood-1 drilled to 3263mMD having penetrated gas charged sands of the Plover Formation. Full log suites were acquired, including MDT sampling. MDT testing confirmed the presence of a hydrocarbon column from 3176mMD to an interpreted GWC at 3225mMD. Blackwood-1 was P&A'd on March 10, 2008. MEO presently has a 100% interest in the Blackwood discovery.

The Company is preparing to farmout an interest in NT/P68 to fund further appraisal drilling of the Heron and Blackwood discoveries.

NORTHWEST SHELF OFFSHORE PERMITS WA-359-P, WA-360-P & WA-361-P (MEO 60% in each permit)

On October 25, 2007, the Company, via its wholly owned subsidiary North West Shelf Exploration Pty Ltd, farmed into three Northwest Shelf offshore permits (WA-359-P, WA-360-P & WA-361-P). MEO secured a 60% participating interest in these highly prospective exploration permits by meeting the year three seismic acquisition obligations. 258 sq km of new 3D data was acquired during December 2007 in WA-360-P and WA-361-P and approximately 250 line km of new 2D data was acquired in WA-359-P during March 2008 thereby fully meeting the seismic acquisition obligations. Additionally, reprocessing of the Rosie 3D survey (originally acquired by WMC in 1997), which covers the majority of the large Zeus stratigraphic feature was commenced.


LEGEND
Oil Field
Gas Condensate Field
0
25Km
WA-359-P
WA-361-P
WA-360-P
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Perseus
Eaglehawk
North Rankin
Cossack
Wanaea
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Iago
Wilcox
Pluto
Wheatstone
Urania
Dionysus

In any of these permits, if MEO decides to fund 100% of the cost of a single well, a 70% interest will have been earned. However, if the existing permit holders elect to pay 10% of the cost of a single well in any permit, the MEO interest in that permit would remain at 60%.

Zeus is a potential stratigraphic trap, which is thought to be a similar play and analogous to the nearby Perseus Gasfield (12 Tcf) and to the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield. Zeus has prospective multi-TCF in place potential of 5 to 15 Tcf over 350 sq km of closure with up to 200 m of net pay.

The Company is encouraged by observations on the existing 3D seismic data of possible development of amplitude-related hydrocarbon indicators (bright spots) in the Zeus feature that are similar to amplitudes observed in the same reservoir gas sands at Perseus. Data reprocessing is being conducted to improve imaging and reduce multiples. Additionally, MEO is recovering the offset gathers so that AVO analysis can be undertaken to support the drilling of an exploration well.

TIMOR SEA LNG PROJECT (MEO 90%)

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The methanol and LNG projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages.

As part of the NT/P68 farm-in agreement, Petrofac has the right to earn a 10% participating interest in the TSLNGP, reducing the MEO interest to 90%.

MEO continues to work with the project's engineering consultants to optimize design of the facilities and review capital and operating cost assumptions.

TASSIE SHOAL METHANOL PROJECT (MEO 50%)

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). As part of the NT/P68 farmin agreement, Petrofac has the right to earn a 10% participating interest in the TSMP, reducing the APCI interest to 40%.

The project proposes to construct two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, tow these plants to Tassie Shoal in the Australian waters of the Timor Sea and ground the structures in the shallow waters of the shoal for operation.

During the quarter, the Company progressed the casting basin site selection process throughout Southeast Asia to identify and secure sites for the potential construction of the sub-structural elements of either the TSMP or TSLNGP. Given the Blackwood discovery and gas quality, which is suitable for methanol production, the Company expects to progress various aspects of the TSMP.

FLOATING LNG PRODUCTION (FLNG) CONCEPTS

During the quarter, the Company initiated a review of FLNG design concepts. Both international oil companies and very competent contractors are now advocating this approach as current indications of construction costs for onshore plants is becoming prohibitive. Construction of a complete production module in a low cost Asian construction facility is similar and a natural fit to the Company's concepts for the TSMP and TSLNGP.


LNG FPSO
SBM-Linde FLNG concept

The floating LNG production concept is probably the quickest way to develop early production and cash flow for any new discovery. Commercial structures include leasing arrangements, with technical risk passed to the contractor. This could avoid major financing, technical and construction risk issues.

MEO plans to advance these options as a possible commercialization path for gas discoveries in the Northwest Shelf permits.

Christopher Hart
Managing Director
April 30, 2008

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin. Appendix 8 Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MEO AUSTRALIA LIMITED

ABN	Quarter ended ("current quarter")
43 066 447 952	31 March 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(47,160)	(92,576)
	(b) development	(116)	(181)
	(c) production	-	-
	(d) administration (including GST)	81	(3,524)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	794	2,511
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other expense recoveries	921	1,795
	Net Operating Cash Flows	(45,480)	(91,975)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	(138)	(164)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(138)	(164)
1.13	Total operating and investing cash flows (carried forward)	(45,618)	(92,139)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	63,200
	Proceeds from Share Purchase Plan	-	10,388
1.15	Purchase of shares on market in settlement of vested performance rights	(318)	(318)
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – share issue costs	(1,729)	(4,401)
	Net financing cash flows	(2,047)	68,869
	Net increase (decrease) in cash held	(47,665)	(23,270)
1.20	Cash at beginning of quarter/year to date	94,387	70,929
1.21	Exchange rate adjustments to item 1.20	(298)	(1,235)
1.22	**Cash at end of quarter**	46,424	46,424

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	64
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	25,000
4.2	Development	-
	Total	**25,000**

Estimated cash inflows for next quarter

	-
Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	35,333	26,446
5.2	Deposits at call	11,091	67,941
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	46,424	94,387

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	385,931,570	385.931,570	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	-	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	5,400,000	-	*Exercise Price(cents)* 50	*Expiry Date* 30/11/2009
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 30 April, 2008
Company Secretary

Print name: Colin H Naylor

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Cash Flow Statement* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

BLACKWOOD 3D SEISMIC ACQUISITION COMMENCES

MELBOURNE, AUSTRALIA (April 30, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to advise that the PGS Australia seismic acquisition vessel, M/V Orient Explorer has arrived in Exploration Permit NT/P68 and is currently deploying the four 3D cables and acoustic array. The vessel expects to commence acquiring 380 sq km of new 3D data over the Blackwood discovery and part of the Blackwood East structure later today. 3D acquisition is planned to be completed in approximately 25 days.

The 3D seismic data acquisition and subsequent processing is designed to improve depth conversion and mapping of the Greater Blackwood feature that was recently intersected by the Blackwood-1 discovery well, and enable optimum location picks for subsequent appraisal drilling. Blackwood-1 confirmed 49m of gross Plover formation gas bearing sands to a gas-water contact at 3225mMD (3188m subsea).

C.R. Hart
Managing Director

M/V Orient Explorer



MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

PROGRESS REPORT: BLACKWOOD 3D SEISMIC ACQUISITION

MELBOURNE, AUSTRALIA (May 8, 2008) -- MEO Australia Limited (ASX: MEO) advises that the PGS Australia seismic acquisition vessel, M/V Orient Explorer is making good progress with the Company's acquisition of 3D seismic data over the Greater Blackwood structure, located in the Company's Exploration Permit, NT/P68.

At midnight, May 7 2008, approximately 39% of the 380 square km 3D seismic survey had been acquired and the survey is currently ahead of schedule.

The 3D seismic data acquisition and subsequent processing is designed to improve depth conversion, mapping and potential resource estimation of the Greater Blackwood feature that was recently intersected by the Blackwood-1 discovery well.

M/V Orient Explorer



C.R. Hart
Managing Director

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

PLACEMENT OF 20M SHARES TO SHARE TRUSTEE

MELBOURNE, AUSTRALIA (May 9, 2008) -- MEO Australia Limited (ASX: MEO) advises that a placement of 20 million shares has been made to Doravale Enterprises Pty Ltd (the Trustee) in its capacity as trustee of the MEO Australia Trustee Stock Scheme (the Scheme). The shares will rank pari passu with the existing ordinary shares currently on issue.

The placement (~5% increase in issued capital) was conducted within the company's 15% placing capacity and brings the total number of fully paid ordinary shares on issue to 405,931,570. Following this placement, the Trustee holds 20,122,918 fully paid ordinary shares.

The purpose of the placement is to enable limited funds to be raised by MEO from time to time in accordance with the provisions of the Scheme.

The placement will not immediately raise any capital for MEO as the shares were essentially issued to the Trustee to be held in trust until MEO has a need for additional funds. The company will only receive proceeds from the placement in the event the Trustee is requested by the Company to raise funds, effectively by selling the shares on-market.

C.R. Hart
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO AUSTRALIA LIMITED

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Issue of 20,000,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A – see 6 below
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	20 million shares have been placed with Doravale Enterprises Pty Ltd in its capacity as Trustee of the MEO Australia Trustee Stock Scheme. Under the MEO Trustee Stock Scheme, the Trustee will sell shares, as and when required, the proceeds of which will be used to meet MEO commitments.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8/5/2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	405,931,570	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,400,000	30/11/2009 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in the foreseeable future

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 9/05/2008

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

NEW DIRECTOR APPOINTED TO MEO BOARD

Key Point:

- **Mr Nicholas Heath appointed to the board of directors to fill casual vacancy**

MELBOURNE, AUSTRALIA (May 12, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to announce the appointment of Mr Nicholas Heath to the Company's Board, effective today.

Mr Heath has broad experience in Australian and international energy markets gained through senior positions in ExxonMobil in Australia and overseas. Mr Heath has over 30 years experience in petroleum engineering, operations management, and gas and oil marketing. He was a Director of ExxonMobil Australia Pty Ltd, the holding company for all of ExxonMobil's Australian assets and had specific responsibility for the marketing of natural gas and natural gas liquids throughout Australia. He also served as Chairman of the Australian Petroleum Production and Exploration Association between 1997 and 1999. His depth of experience and knowledge will bring valuable expertise to the Board of MEO Australia Limited

Mr Heath presently serves as a non-executive director of Metgasco Limited (ASX: MEL), an Australian energy company developing gas reserves and power for the eastern Australian energy market.

The MEO Australia welcomes Mr Heath to the board of Directors and looks forward to a long and productive relationship.

Mr Nicholas Heath



C.R. Hart
Managing Director
12 May 2008

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

BLACKWOOD 3D SEISMIC ACQUISITION COMPLETED ON SCHEDULE

MELBOURNE, AUSTRALIA (May 19, 2008) -- MEO Australia Limited (ASX: MEO) advises that the PGS Australia seismic acquisition vessel, M/V Orient Explorer has completed the Company's acquisition of 3D seismic data over the Greater Blackwood structure, located in the Company's Exploration Permit, NT/P68.

Acquisition of approximately 384 square km of new 3D seismic data was completed at noon today.

The acoustic array and streamers are currently being recovered and the 3D seismic data will then be transferred to the PGS processing facilities in Perth. The processing is designed to correct for the near surface reefs and channels (with a full processing sequence to pre-stack depth migration – PSDM) to improve depth conversion, mapping and potential resource estimation of the Greater Blackwood feature that was recently intersected by the Blackwood-1 discovery well.

M/V Orient Explorer



C.R. Hart
Managing Director

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

MEO AUSTRALIA APPOINTS NEW CEO

Key Points:

- **Mr Jürgen Hendrich appointed to the MEO executive team**
- **Mr Chris Hart retiring from executive role after appropriate transition period**

MELBOURNE, AUSTRALIA (May 20, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to announce the appointment of Mr Jürgen Hendrich to the Company's executive team – initially as Chief Executive Officer, effective June 16, 2008.

Mr Hendrich brings over 24 years oil industry and investment banking experience to MEO Australia. He commenced his career as a petroleum geologist with Esso Australia in 1984. During his 12 year career with Esso, he enjoyed a variety of specialist technical roles in Australia and Norway, before advancing to commercial roles including strategic planning and joint venture (Cooper Basin) relations. In 1996, Mr Hendrich joined J B Were (now Goldman Sachs J B Were) and quickly established a reputation as a top ranking Energy Analyst. In 2001 he founded his own consulting company specialising in providing strategic advice and attracting investment capital to early stage resources companies. He joined broking firm, Tolhurst Limited in early 2005 and for the past two years has been a Director of Corporate Finance.

During 2007, the Company's co-Founder, CEO and Managing Director, Mr Chris Hart indicated his preference to retire from an executive role during 2008. Mr Hart initiated discussions to secure Mr Hendrich to the executive team to assist in the management of various critical commercial negotiations and following an appropriate transition period, assume the Managing Director's role. Mr Hart may continue to act as a non-executive director.

Mr Hendrich brings strong upstream technical and commercial skills to MEO Australia. The Company welcomes him to the executive team and looks forward to his input to the present farmout, exploration and appraisal activities underway in the Timor Sea and Northwest Shelf permits, and the successful development of the company's LNG and methanol projects.

Mr Jürgen Hendrich



Warwick Bisley
Chairman of the Board
20 May 2008

MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 25
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

May 29, 2008

Ms Kate Kidson
Principal Advisor, Issuers
Australian Stock Exchange Limited
Level 45, South Tower
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

Dear Ms Kidson,

Re: Price query

In regard to your query in relation to the recent price increases in our stock, we make the following responses to your specific numbered points:

1. The Company is not aware of any information that has not already been announced to the market. A number of recent ASX releases may have contributed to the present positive sentiment towards the stock, including the Investor Presentation released May 6, 2008, appointment of Mr Nick Heath to the Board of Directors released May 12, 2008, the appointment of Mr Jürgen Hendrich to the position of CEO on May 20, 2008 and various releases in relation to the Blackwood gas discovery.

2. Not applicable.

3. The Company notes the steady rise in the share price during the week and offers the following possible explanation for this increase:

   (a) MEO made two gas discoveries in NT/P68, Heron and Blackwood, announced in March 2008. The Blackwood gas discovery is believed, subject to confirmation by appraisal drilling, to contain sufficient gas to underpin the first of MEO's two approved methanol plants.
   (b) MEO is preparing to drill the multi-TCF Zeus structural startigraphic prospect in WA-361-P later in the year and has secured the Songa Venus semi-submersible rig. Zeus is located immediately adjacent to and is considered a direct analogue to the Perseus Gas Field, one of the main fields supplying the Northwest Shelf LNG project. A gas discovery in this location would significantly re-rate the company;

(c) As previously advised, the Company is conducting confidential discussions with a large number of substantial international corporations in regard to the possible farmin to the Company's exploration permits WA-361-P (Zeus) and NT/P68 (Heron and Blackwood). At this time, no farmin or project participation agreements have been executed or agreed;
(d) An independent research article on MEO Australia was released yesterday by broking firm, Tolhurst Limited. This report (attached) has a target share price of $1.98, significantly above the current share price;
(e) MEO notes a general improvement in the market with increases in most stock prices, particularly in the oil and gas sector. This is due to record energy prices, including LNG and methanol.

4. We confirm that to the best of our knowledge, the Company is in full compliance with the listing rules and, in particular, listing rule 3.1.

We trust these explanations satisfy your query and please immediately contact us if you wish to discuss the matter further.

Yours sincerely,

Christopher Hart
Managing Director
MEO Australia Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 45
South Tower
Stock Exchange Centre
525 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

29 May 2008

Colin Naylor
Company Secretary
MEO Australia Limited
Level 17
500 Collins Street
Melboume VIC

By email only

Dear Colin

MEO Australia Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a low of 29 cents on 26 May 2008 to a high of 48 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) on Friday, 30 May 2008.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Principal Adviser, Issuers

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme MEO Australia Limited
ACN/ARSN 006 447 952

1. Details of substantial holder (1)

Name Xtract International Limited (formerly Cambrian Oil and Gas Plc)
ACN\ARSN (if applicable) incorporated in England Company Number 05061163

There was a change in the interests of the substantial holder on 02 / 06/ 2008
The previous notice was given to the company on 25 / 04/ 2008
The previous notice was dated 25 / 04/ 2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice - 25/04/08		Present notice – 02/06/08	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares (ORD)	64,147,814	16.62%	59,147,814	14.57%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29/05/08	Xtract International Ltd	Sale	$1,900,912	ORD 4,306,756	ORD 4,306,756
30/05/08	Xtract International Ltd	Sale	$315,179	ORD 693,244	ORD 693,244

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Cambrian Mining Plc (CBM)	Xtract International Ltd	N/A	CBM by virtue of owning 50.1% of issued capital of Xtract Energy Plc which owns 100% of issued capital of Xtract International Ltd	ORD 59,147,814	ORD 59,147,814

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Cambrian Mining Plc	CBM owns 50.1% of the issued capital of Xtract Energy Plc
Xtract Energy Plc	Xtract Energy owns 100% of the issued capital of Xtract International Ltd

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Xtract International Ltd	Level 2, 27 Albemarle Street, London SW1A 1LA

Signature

CARGIL MANAGEMENT SERVICES LIMITED

print name John Docking capacity Company Secretary

sign here CARGIL MANAGEMENT SERVICES LIMITED date 2/06/2008

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603
Corporations Act
Section 671B

Notice of initial substantial holder

To: **Meo Australia Limited**
Level 17
500 Collins Street
Melbourne
VIC 3000

ABN 43 066 447 952

To: **Australian Stock Exchange Limited**

1. Details of substantial shareholder

Name and ABN: Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group" became a substantial shareholder on **12 Jun 2008**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date of the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares	21,728,042	21,728,042	5.35 %

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as stockbroker and in various other related capacities. Each holding company of Deutsche Securities Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	21,728,042

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	16,054,076 under Pan Australian Nominees Pty Limited, the balance being executed but unsettled trades	Pan Australian Nominees Pty limited	21,728,042

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Refer to schedule 1.

6. Associates

N/A

7. Addresses

The addresses of persons named in this form are:

Name	**Address**
Deutsche Bank Group	C/- Level 16, Cnr Hunter & Phillip Streets, Sydney, New South Wales, 2000.

Signature

Name Fonnie Mak Date 18 Jun 2008

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	MEO	ORD	18-Feb-08	B	1,000	-235.00
DEUTSCHE SECURITIES	MEO	ORD	19-Feb-08	B	3,500	-805.00
DEUTSCHE SECURITIES	MEO	ORD	20-Feb-08	B	2,000	-470.00
DEUTSCHE SECURITIES	MEO	ORD	03-Mar-08	B	22,824	-8,787.24
DEUTSCHE SECURITIES	MEO	ORD	04-Mar-08	B	29,508	-9,454.36
DEUTSCHE SECURITIES	MEO	ORD	10-Mar-08	B	2,790	-906.75
DEUTSCHE SECURITIES	MEO	ORD	11-Mar-08	B	17,000	-4,875.60
DEUTSCHE SECURITIES	MEO	ORD	11-Mar-08	B	120,000	-35,000.04
DEUTSCHE SECURITIES	MEO	ORD	12-Mar-08	B	7,570	-1,918.24
DEUTSCHE SECURITIES	MEO	ORD	13-Mar-08	B	3,000	-730.20
DEUTSCHE SECURITIES	MEO	ORD	17-Mar-08	B	57,972	-15,304.61
DEUTSCHE SECURITIES	MEO	ORD	18-Mar-08	B	15,970	-4,125.05
DEUTSCHE SECURITIES	MEO	ORD	19-Mar-08	B	10,446	-2,867.43
DEUTSCHE SECURITIES	MEO	ORD	26-Mar-08	B	8,000	-2,135.20
DEUTSCHE SECURITIES	MEO	ORD	27-Mar-08	B	23,755	-6,290.32
DEUTSCHE SECURITIES	MEO	ORD	27-Mar-08	B	8,000	-2,215.20
DEUTSCHE SECURITIES	MEO	ORD	27-Mar-08	B	25,000	-7,000.00
DEUTSCHE SECURITIES	MEO	ORD	28-Mar-08	B	6,800	-1,831.24
DEUTSCHE SECURITIES	MEO	ORD	31-Mar-08	B	3,000	-810.00
DEUTSCHE SECURITIES	MEO	ORD	01-Apr-08	B	12,500	-3,197.50
DEUTSCHE SECURITIES	MEO	ORD	02-Apr-08	B	29,148	-7,432.74
DEUTSCHE SECURITIES	MEO	ORD	03-Apr-08	B	22,500	-5,737.50
DEUTSCHE SECURITIES	MEO	ORD	04-Apr-08	B	2,500	-650.00
DEUTSCHE SECURITIES	MEO	ORD	07-Apr-08	B	9,000	-2,385.00
DEUTSCHE SECURITIES	MEO	ORD	08-Apr-08	B	4,000	-1,040.00
DEUTSCHE SECURITIES	MEO	ORD	09-Apr-08	B	2,000	-530.00
DEUTSCHE SECURITIES	MEO	ORD	11-Apr-08	B	10,500	-2,782.50
DEUTSCHE SECURITIES	MEO	ORD	14-Apr-08	B	6,500	-1,722.50
DEUTSCHE SECURITIES	MEO	ORD	15-Apr-08	B	6,000	-1,590.00
DEUTSCHE SECURITIES	MEO	ORD	16-Apr-08	B	21,000	-5,565.00
DEUTSCHE SECURITIES	MEO	ORD	17-Apr-08	B	16,694	-4,423.91
DEUTSCHE SECURITIES	MEO	ORD	18-Apr-08	B	13,000	-3,445.00
DEUTSCHE SECURITIES	MEO	ORD	21-Apr-08	B	24,000	-6,280.80
DEUTSCHE SECURITIES	MEO	ORD	22-Apr-08	B	25,000	-6,500.00
DEUTSCHE SECURITIES	MEO	ORD	23-Apr-08	B	21,903	-5,475.75
DEUTSCHE SECURITIES	MEO	ORD	24-Apr-08	B	32,193	-8,048.25
DEUTSCHE SECURITIES	MEO	ORD	28-Apr-08	B	32,087	-7,906.24
DEUTSCHE SECURITIES	MEO	ORD	30-Apr-08	B	55,028	-13,069.15
DEUTSCHE SECURITIES	MEO	ORD	01-May-08	B	9,371	-2,087.86
DEUTSCHE SECURITIES	MEO	ORD	02-May-08	B	22,000	-5,117.20
DEUTSCHE SECURITIES	MEO	ORD	05-May-08	B	938,869	-215,869.12
DEUTSCHE SECURITIES	MEO	ORD	06-May-08	B	50,000	-12,250.00
DEUTSCHE SECURITIES	MEO	ORD	06-May-08	B	521,308	-131,838.81
DEUTSCHE SECURITIES	MEO	ORD	07-May-08	B	44,562	-13,413.16
DEUTSCHE SECURITIES	MEO	ORD	08-May-08	B	37,207	-13,145.23
DEUTSCHE SECURITIES	MEO	ORD	08-May-08	B	36,000	-12,654.61
DEUTSCHE SECURITIES	MEO	ORD	09-May-08	B	50,000	-16,700.00
DEUTSCHE SECURITIES	MEO	ORD	09-May-08	B	88,464	-30,343.15
DEUTSCHE SECURITIES	MEO	ORD	12-May-08	B	30,001	-9,930.33
DEUTSCHE SECURITIES	MEO	ORD	13-May-08	B	29,883	-10,091.49
DEUTSCHE SECURITIES	MEO	ORD	14-May-08	B	72,431	-22,728.85
DEUTSCHE SECURITIES	MEO	ORD	15-May-08	B	50,884	-14,639.33
DEUTSCHE SECURITIES	MEO	ORD	16-May-08	B	22,500	-6,637.50
DEUTSCHE SECURITIES	MEO	ORD	19-May-08	B	18,500	-5,185.55
DEUTSCHE SECURITIES	MEO	ORD	20-May-08	B	28,869	-7,794.63
DEUTSCHE SECURITIES	MEO	ORD	21-May-08	B	19,887	-5,458.98
DEUTSCHE SECURITIES	MEO	ORD	22-May-08	B	23,500	-6,533.00
DEUTSCHE SECURITIES	MEO	ORD	23-May-08	B	5,500	-1,520.20
DEUTSCHE SECURITIES	MEO	ORD	26-May-08	B	2,000	-610.00
DEUTSCHE SECURITIES	MEO	ORD	26-May-08	B	80,000	-24,125.04
DEUTSCHE SECURITIES	MEO	ORD	27-May-08	B	80,671	-27,024.79
DEUTSCHE SECURITIES	MEO	ORD	27-May-08	B	2,000,000	-655,775.95
DEUTSCHE SECURITIES	MEO	ORD	27-May-08	B	163,000	-52,320.07
DEUTSCHE SECURITIES	MEO	ORD	28-May-08	B	28,255	-10,030.53
DEUTSCHE SECURITIES	MEO	ORD	28-May-08	B	1,980,736	-705,340.17
DEUTSCHE SECURITIES	MEO	ORD	29-May-08	B	90,471	-37,572.61
DEUTSCHE SECURITIES	MEO	ORD	29-May-08	B	128,000	-56,782.98
DEUTSCHE SECURITIES	MEO	ORD	29-May-08	B	100,000	-40,889.83
DEUTSCHE SECURITIES	MEO	ORD	29-May-08	B	5,000,000	-2,227,214.84
DEUTSCHE SECURITIES	MEO	ORD	30-May-08	B	196,887	-86,886.23
DEUTSCHE SECURITIES	MEO	ORD	02-Jun-08	B	21,741	-10,444.38
DEUTSCHE SECURITIES	MEO	ORD	03-Jun-08	B	83,067	-39,573.12
DEUTSCHE SECURITIES	MEO	ORD	04-Jun-08	B	226,171	-114,668.70
DEUTSCHE SECURITIES	MEO	ORD	04-Jun-08	B	2,107,110	-1,078,840.40
DEUTSCHE SECURITIES	MEO	ORD	05-Jun-08	B	12,000	-5,520.00

NB1. Some trades details not available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	MEO	ORD	05-Jun-08	B	87,467	-40,033.65
DEUTSCHE SECURITIES	MEO	ORD	05-Jun-08	B	17,000	-9,690.00
DEUTSCHE SECURITIES	MEO	ORD	06-Jun-08	B	53,799	-24,376.33
DEUTSCHE SECURITIES	MEO	ORD	10-Jun-08	B	20,000	-8,700.00
DEUTSCHE SECURITIES	MEO	ORD	10-Jun-08	B	10,000	-4,250.00
DEUTSCHE SECURITIES	MEO	ORD	11-Jun-08	B	264,861	-128,431.10
DEUTSCHE SECURITIES	MEO	ORD	11-Jun-08	B	1,000,000	-430,200.00
DEUTSCHE SECURITIES	MEO	ORD	12-Jun-08	B	20,000	-11,449.00
DEUTSCHE SECURITIES	MEO	ORD	12-Jun-08	B	250,000	-142,882.51
DEUTSCHE SECURITIES	MEO	ORD	12-Jun-08	B	1,300,000	-638,560.00
DEUTSCHE SECURITIES	MEO	ORD	12-Jun-08	B	54,107	-28,498.16
DEUTSCHE SECURITIES	MEO	ORD	12-Jun-08	B	4,700,000	-2,523,430.00

NB1. Some trades details not available at time of filing.

FACSIMILE

To	Company Secretary Meo Australia Limited
Fax No	(03) 9614 0660
cc	Company Announcements Office Australian Stock Exchange via ASX Online of fax 1900 999 267
From	Richard Oliver
Date	18 June 2008
Subject	Substantial Shareholder Notice
Total Pages	5 (including this page)

If you do not receive all the pages, please telephone immediately.

Attached is a copy of the Substantial Shareholder Notice which was lodged today by us with the ASX.

The original has been posted to you.

Regards

Richard Oliver

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

MEO AUSTRALIA ANNOUNCES MAJOR STRATEGIC ALLIANCE

Key Points:

- **Strategic alliance formed with Resource Development International Ltd ("RDI") - an entity controlled by one of Australia's wealthiest men, Professor Clive Palmer**
- **RDI has extensive iron ore, steel, nickel and energy interests and is planning to raise A$5 billion and list on the Hong Kong and Australian Stock Exchanges later in 2008**
- **Funding secured for forthcoming Zeus-1 exploration well targeting multi-TCF potential gas resources in WA-361-P leaving MEO with a 25% interest**
- **Majority funding for up to 9 wells (including Zeus-1) in MEO's three offshore West Australian Permits in the success case**
- **Staged funding program for appraisal drilling in NT/P68 – up to 4 initial wells**
- **100% funding for NT/P68 appraisal to achieve Third Party Reserve certification**
- **MEO fully funded through to commercial production of upstream facilities and its approved Gas-to-Liquids projects on Tassie Shoal while retaining a 20% interest**
- **Placement of 21.391m shares at $0.55 to Mineralogy Pty Ltd – Prof Palmer's private company - raising $11.8M cash to MEO before costs.**

MELBOURNE, AUSTRALIA (July 3, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to announce that it has entered into a major strategic alliance with Resource Development International Ltd ("RDI"), an unlisted public entity associated with and Chaired by Brisbane based billionaire - Professor Clive Palmer. RDI will contain substantial iron ore (up to 10 billion tonnes), steel, nickel and energy interests. RDI is planning to raise A$5 billion via an initial public offering (IPO) of its shares later this year. RDI will be dual listed on the Hong Kong and Australian Stock Exchanges. Leading investment banks have been appointed to manage the IPO.

This strategic alliance will see a staged funding approach for each of MEO's project areas subject to various conditions precedent including a successful IPO. As part of MEO's 15% placement capacity, the Company has placed 21.391m shares to Mineralogy Pty Ltd at $0.55 to raise $11.8m before costs to fund ongoing geotechnical activity in NT/P68. MEO has further granted 14.498m options to subscribe for ordinary shares in MEO at an exercise price of $0.65 on or before 30 September 2008.

RDI has undertaken to fund the vast majority of MEO's share of costs in up to 9 wells (success case) in the company's three offshore West Australian permits (WA-359-P, WA-360-P and WA-361-P) to earn a 35% interest in each permit. MEO's interest in these permits will reduce to 25% in the event the option to drill in each is exercised by RDI.

RDI has initially committed to fund 80% (well cost capped to US$31.25m, and thereafter 52.5%) of the forthcoming Zeus-1 well targeting multi-TCF potential gas resources in WA-361-P to earn a

35% interest. MEO will fund 10% of the well and retain a 25% interest. Existing JV partners – Cue Energy (20%, ASX: CUE) and Gascorp (20%, unlisted) have the option to fund up to a combined 10% of the cost of this well or allow MEO to increase its interest in the permit by up to 10% by funding up to an additional 10% of the well cost. In the event of drilling success at Zeus-1, RDI will fully fund MEO's share of two additional appraisal wells. In the event Zeus-1 is unsuccessful, RDI will fund MEO's share of one additional exploration well subject to a successful listing of RDI.

In its Timor Sea projects, and subject to Petrofac Energy Developments Oceania Ltd's pre-emptive rights, the agreement with RDI sees MEO's share of funding for all appraisal drilling and all project capital costs (upstream and downstream), fully carried through to commercial production on each of its proposed Tassie Shoal Gas-to-Liquids (GTL) projects, while retaining a 20% interest. This involves RDI funding a staged appraisal drilling program of initially two wells (Heron-3 and Blackwood-2) to earn a 25% interest and two additional wells to earn a further 25% interest. Thereafter, RDI has undertaken to secure funding to meet all of MEO's costs in relation to any further appraisal activities required for certification of gas reserves and all capital costs required to bring each of its GTL projects into commercial production.

Implications

MEO has secured a substantial strategic funding partner in RDI with aligned interests and outstanding connections to major Chinese business, consumer and resources interests. The agreement executed with RDI represents a watershed event in the history of the company. It has the potential to see the company fully funded with a 20% carried equity interest through to commercial production on each of its approved GTL projects in the Timor Sea subject to securing adequate gas resources from NT/P68 or 3rd party sources.

The agreement also meets the immediate funding requirements to commit irrevocably to drilling the Zeus-1 well during October 2008. Zeus-1 is targeting multi-TCF potential gas resources in WA-361-P which is immediately adjacent to the established North West Shelf Gas Project that supplies gas to the onshore LNG producing facilities. The agreement also provides for further significant funding for up to eight additional wells, across the three WA offshore permits, which meets the majority of MEO's share of appraisal drilling costs.

In relation to the Company's present assets, this agreement protects MEO shareholders from any significant dilution in share capital.

C.R. Hart
Managing Director

Details of the transaction
The strategic alliance comprises a number of significant components:

Direct shareholding in MEO

- Placement of 21.391m shares [approx **5%** of issued capital] at $0.55 to Mineralogy Pty Ltd raising **$11.765m** before costs.
- Granting of 14.498m options [approx 3.4% of issued capital] at an exercise price of $0.65 and expiry date of 30 September 2008. Upon exercise, the company will receive further cash proceeds of **$9.434m.**
- A further 2m options have been granted with an exercise price of $0.55 and expiry date of 30 June 2009. Exercising these options will generate cash proceeds of **$1.1m**.

Commitment to Farm-in to WA-361-P to earn 35% interest

- RDI earning a 35% interest (MEO 25%) to fund 80% of the proposed Zeus-1 well to a cap of US$31.25m. RDI funding 52.5% of well costs in excess of this cap. MEO to fund 10% of the well cost to cap of US$31.25m and 37.5% of well cost above this level (assuming Cue and Gascorp fund 10%).
- RDI to fund 100% of MEO's share of two subsequent appraisal wells in the event that Zeus-1 discovers hydrocarbons.
- RDI to fund 100% of MEO's share of one additional well in the event that Zeus-1 fails to discover hydrocarbons, subject to the listing of RDI.
- Cue and Gascorp each have an option to pay for 5% of the Zeus-1 well to maintain their respective 20% interests. Any interest not taken up by Cue and/or Gascorp reverts to MEO and increases its funding share by that quantum.

Option to farm-in to WA-359-P and/or WA-360-P to earn 35% interest

- MEO has an option to make an irrevocable commitment by 1 January 2009 to drill a well in either or both permits or withdraw from either or both the permits.
- MEO has granted RDI an option until December 1, 2008 to earn a 35% interest in either or both permits (MEO 25%) by funding 80% of the cost of one exploration well.
- RDI to fund 100% of MEO's share of two subsequent appraisal wells in the event that first well discovers hydrocarbons.

Option to farm-in to NT/P68 and the Tassie Shoal GTL projects (LNG and methanol) to earn up to 70% interest in 3 stages

- This option is subject to Petrofac Energy Developments Oceania Ltd's pre-emptive rights to match the offer by RDI within 30 days.
- Option to commit to funding 100% of MEO's share of two appraisal wells (Heron-3 and Blackwood-2) to earn a 25% interest. Election to participate the earlier of 14 days after the close of the RDI IPO or 31 December 2008.
- Option to earn an additional 25% interest by committing to funding 100% of MEO's share of two further appraisal wells.
- Option to earn a final 20% interest by meeting MEO's share of costs in relation to:
  - o all further appraisal costs to achieve adequate third party gas reserve certification;
  - o all capital costs pertaining to bringing any NT/P68 gas resource into commercial production; and
  - o 100% of MEO's share of capital costs to bring each GTL project into commercial production.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	MEO AUSTRALIA LIMITED
ACN/ARSN	066 447 952

1. Details of substantial holder (1)

Name	MINERALOGY PTY LTD
ACN/ARSN (if applicable)	010 582 680

The holder became a substantial holder on 3/7/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	21,986,715	21,986,715	~~[illegible]~~
			5.27%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
MINERALOGY PTY LTD	INVESTMENT	ORD 21,986,715

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
MINERALOGY PTY LTD	MINERALOGY PTY LTD	MINERALOGY PTY LTD	ORD 21,986,715

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
MINERALOGY PTY LTD	28-05-2008	$168944		ORD 595,715
MINERALOGY PTY LTD	03-07-2008	$11,765,050		ORD 21,391,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MINERALOGY PTY LTD	GPO BOX 1538, BRISBANE QLD, 4001

Signature

print name CLIVE MENSINK capacity DIRECTOR

sign here date 3 / 7 / 2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown"

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Key Point:

- **Appointment of non-Executive Director Mr Greg Short**

MELBOURNE, AUSTRALIA (July 14, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to announce the appointment of Mr Greg Short to the board of directors as a non-executive director, effective immediately.

Mr Short retired from Exxon-Mobil in 2006 after a 33 year career. He joined Esso initially as a production and operations geologist in Australia and Malaysia, rapidly advancing to supervisory and management positions. In the 1980's he managed Production Geoscience for Esso Australia through major developments of several Gippsland Basin oil and gas fields.

He spent the last 15 years overseas in management assignments that included Exploration Manager for USA, Chad and Nigeria and spent 7 years in Angola as Geoscience Director. Significantly his career included participating in and/or managing major oil and gas projects in Australia, Malaysia, Chad, Nigeria and Angola from exploration through development and production startup.

The MEO Australia welcomes Mr Short to the board of Directors and looks forward to a long and successful relationship.

Warwick Bisley
Chairman

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

RESIGNATION OF NON-EXECUTIVE DIRECTOR

Key Point:

- **Resignation of non-Executive Director Mr James Willis**

MELBOURNE, AUSTRALIA (July 14, 2008) -- MEO Australia Limited (ASX: MEO) advises that the Board of Directors has reluctantly accepted the resignation of Mr James Willis as a non-executive director with immediate effect. The Board has waived the requisite 30-day notice period.

On behalf of shareholders, the Board thanks Mr Willis for his substantial contribution over the past eleven years.

Warwick Bisley
Chairman

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity MEO Australia Limited	
ABN 43 066 447 952	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	James Willis
Date of last notice	22 May 2008
Date that director ceased to be director	11 July 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Appledore Custodians Limited as Trustee of the director family trust	1,451,119 shares
Appledore Superannuation Fund Pty Ltd as Trustee of the director related superannuation fund	500,000 shares
500 Savings Pty Ltd as trustee of the Directors' Share Savings Plan and MEO Australia Performance Plan	11,483 shares
TOTAL	**1,962,602 shares**
Appledore Custodians Limited – the trustee of the director family trust	**1,000,000 30/11/2009 50 cents options**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MEO AUSTRALIA LIMITED
ABN	43 066 447 952

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Allen Short
Date of appointment	14 July 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

MEO Australia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX AND MEDIA RELEASE

SONGA VENUS RIG CONTRACTS EXECUTED FOR ZEUS-1

Key Points:

- **Rig contracts have been executed for Songa Venus to drill Zeus Prospect**
- **Positive amplitude and AVO responses confirmed in multi-Tcf Zeus prospect**

MELBOURNE, AUSTRALIA (July 16, 2008) -- MEO Australia Limited (ASX: MEO) is pleased to advise that all contracts have been executed with Australian Drilling Associates and Songa Offshore Pte Ltd for the Songa Venus semi-submersible drilling rig, to drill the Zeus-1 well in WA-361-P, in late October 2008.

On 4 July 2008, MEO announced a farmout to Resource Development International Limited (RDI) whereby RDI can earn a 35% participating interest in WA-361-P by funding up to 3 wells, the first being Zeus-1. RDI will fund 80% of Zeus-1 well costs to a cap of US$31.25M and 53% of any well costs thereafter. RDI will fund 100% of MEO's share of costs for the next two wells in a success case, otherwise 100% of MEO's share of costs for a second well.

The Company has completed reprocessing and analysis of the Rosie 3D survey originally acquired by Western Mining in 1997, which covered the majority of the Zeus feature. New 3D seismic was also acquired by MEO in November 2007 over the western extensions of Zeus.

Bright amplitude anomalies, or soft kicks have been demonstrated in the interpreted Legendre formation sandstones of the Zeus prospect that are also observed in the gas bearing Legendre sands of the nearby Perseus Gas Field.


Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"


Interpreted Legendre sands at Zeus represented by high amplitude reflections – possible "bright spots"

High amplitude or "bright spot" indicators in seismic sections through the Perseus Gas Field on the left and the Zeus Prospect on the right

MEO also recovered the offset gathers form the Rosie 3D to undertake AVO (amplitude variation with offset) analysis. Class 3 AVO responses were confirmed within the interpreted Legendre sandstones at Zeus that have a similar signature to the AVO responses modelled in the gas bearing sands at Perseus-1.

The image below is a map of an interpreted sand body in Zeus demonstrating close correlation between the bright spots and positive AVO responses. The red shadings are high amplitude events and the yellow shadings depict the Class 3 AVO responses.



Such amplitude anomalies and AVO responses are often indicative of hydrocarbon charge. MEO's mapping indicates that the Zeus prospect has the potential to contain gas reserves in excess of 10 Tcf.

C.R. Hart
Managing Director
MEO Australia Limited
WA-361-P Operator



Songa Venus semi-submersible drilling rig

BACKGROUND:

On 25 October 2007, MEO secured a 60% participating interest in this highly prospective exploration permit via a seismic acquisition option and assumed the role as Operator for the permit. MEO met the seismic acquisition obligation by funding the seismic commitment in the permit and has elected to fund 100% of the cost of a single well in WA-361-P, so that up to a 70% interest can be earned. However, if Cue Energy (ASX: CUE) and Gascorp (unlisted) each elect to pay 5% of the cost of a single well in the permit by September 10, 2008, the MEO interest in WA-361-P would remain at 60% and the funding obligation reduces to 90%.


LEGEND
Oil Field
Gas Condensate Field
MEO 60%
AUSTRALIA
0
25Km
1000
500
200
WA-270-P
WA-269-P
WA-359-P
WA-361-P
WA-360-P
Zeus
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Perseus
Eaglehawk
North Rankin
Cossack
Wanaea
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Urania
Geryon
Pluto
Iago
Wilcox
Dionysus
WA-267-P
WA-350-P
WA-330-P
WA-321-P
WA-323-P
WA-208-P R2
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
WA-191-P R3
WA-1-P R5
W03-9
W04-9

The respective participating interests in the permit post drilling Zeus-1 will be as follows:

Permit WA-361-P	MEO Australia (Operator)	RDI	Cue Energy Resources	Gascorp Australia
Interests if Cue & Gascorp each fund 5% of Zeus-1	25%	35%	20%	20%
Interests if MEO and RDI fund 100% of Zeus-1	35%	35%	15%	15%

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

ASX AND MEDIA RELEASE

RETIREMENT OF MANAGING DIRECTOR

Key Points:

- **Co-founder and Managing Director to retire from executive role effective July 25**
- **Appointment of Jürgen Hendrich to board as Managing Director**

MELBOURNE, AUSTRALIA (July 17, 2008) -- MEO Australia Limited (ASX: MEO) advises that as foreshadowed in its ASX release dated May 20, Mr Chris Hart will retire from his position as Managing Director effective July 25. Concurrently with Mr Hart's retirement from an executive role, Chief Executive Officer Mr Jürgen Hendrich, will be appointed to the Board and will assume the role of Managing Director and Chief Executive Officer. Mr Hart has agreed to continue as a non-executive Director of the company until September 30, 2008.

Mr Hart co-founded the company in 1994 and helped guide the Company through the successful appraisal of the Evans Shoal gas field which was subsequently sold to Santos. Mr Hart was instrumental in developing the concept of converting gas high in CO_2 into methanol and in particular, the idea of using Tassie Shoal – an area of shallow water in the midst of several CO_2 challenged gas fields – as an infrastructure hub.

He subsequently championed the EPBC Act approvals for the company's proposed gas-to-liquids projects on Tassie Shoal and expanded the Company's areas of interest to include the highly prospective Timor Sea and Northwest Shelf permits, where exploration and appraisal drilling is underway.

The board thanks Mr Hart on behalf of all shareholders for his energy and stamina over a prolonged period. The company has never been better positioned to realise its ambitions to become a leading global producer of value-added gas liquids products.

Warwick Bisley
Chairman

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

MEOAustralia
energy for the future

Quarterly activities report for the quarter ended

30 June 2008

- **Board and management changes – retirement of Managing Director**
- **Secured extensive funding arrangements with Resource Development International (RDI)**
- **Farmed out 35% interest in WA permits in up-to 9 well drilling program**
- **Contracted Songa-Venus to drill Zeus-1 in late October**
- **Acquired 300 km^2 3D seismic over Blackwood gas discovery in NT/P68**
- **Commenced post-drill review of Heron-2 and Blackwood-1 well results**

Background
The Company has developed strategic acreage holdings in the only two offshore Australian hydrocarbon provinces that currently have operating LNG and gas-to-liquids (GTL) projects:

1. NT/P68 off the coast of the Northern Territory in the Bonaparte Basin. This area hosts the Bayu-Undan gas field which supplies the Darwin LNG project. MEO secured environmental approvals for its proposed Timor Sea LNG and Tassie Shoal Methanol projects to be hosted on Tassie Shoal some 275 km north west of Darwin.
2. WA-359-P, WA-360-P and WA-361-P in the Carnarvon Basin which hosts the North West Shelf Gas Project and the Pluto LNG project currently under development. MEO has identified the large Zeus stratigraphic play in its WA-361-P permit and will test this potential multi-Tcf target in late October 2008. The proximity to established and proposed LNG project infrastructure together with potential for floating LNG (FLNG) provides multiple commercialisation options for any discovered gas resources.

The Company remains on track to confirm and/or secure sufficient gas supplies to underpin its approved GTL projects in the Bonaparte Basin. MEO's recent gas discoveries at Heron and Blackwood significantly enhance the Company's gas supply options for these projects. Record commodity prices for LNG and methanol further enhance already robust economics for these projects.

Board and executive management changes
MEO has substantially strengthened its board of directors. Mr Nick Heath was appointed as a non-executive director on May 12, subsequent to the end of the quarter, Mr Greg Short was appointed a non-executive director (July 14) and Mr Chris Hart retired as Managing Director effective July 25 and will stay on the board as a non-executive director until 30 September. Mr Hendrich who was appointed as Chief Executive Officer (June 16) assumed the role of Managing Director effective July 25. Mr James Willis resigned from the board on July 14.

Farm-out deal with Resource Development International (RDI)
The major event during the quarter involved securing the financial future of the company via a deal with Resource Development International (RDI) announced on July 4. RDI is seeking to raise at least $5 billion cash and list on the Hong Kong and Australian Stock Exchanges later this year in support of developing its iron ore, nickel and energy interests.

RDI agreed to provide financial backing to advance the Company's Timor Sea projects by funding a staged work program of initially up to 4 wells to earn a 50% interest in NT/P68 and thereafter earning up to 70% by funding all of MEO's share of equity capital required to bring each of the Company's approved GTL projects into production. The deal effectively sees the company retaining a 20% free-carried interest through to commercial production of its GTL projects in the Bonaparte Basin.

MEO also executed a deal with RDI in relation to its three WA exploration permits. RDI will pay for the majority of MEO's share of costs in up to 9 wells across the three WA permits commencing with Zeus-1 in WA-361-P. A rig contract has been executed for the Songa Venus which is expected to commence drilling Zeus-1 in late October. MEO will retain at least a 25% interest in WA-361-P and the other Carnarvon Basin permits.

Further, RDI subscribed for a placement of 21.391 million new shares in MEO at a placement price of $0.55 per share, raising $11.765m before costs. In addition, RDI was granted 14.498 million options to subscribe for new MEO shares at $0.65 by 30 September 2009.

Geotechnical studies
The Company conducted technical reviews with a large number of companies that expressed an interest in farming in to WA-361-P, where MEO had identified the Zeus stratigraphic play which has the potential to host >10 Tcf gas in place. Industry interest was unprecedented.

MEO commenced geotechnical studies based on the data obtained during the drilling of the Heron-2 and Blackwood-1 wells in NT/P68 that were declared gas discoveries. 300 km^2 of new 3D seismic was acquired over the Blackwood discovery and is currently being processed with delivery expected during August.

North West Shelf Permits WA-359-P, WA-360-P & WA-361-P (MEO 60%)
On October 25, 2007, the Company, via its wholly owned subsidiary North West Shelf Exploration Pty Ltd, farmed into three Northwest Shelf offshore permits (WA-359-P, WA-360-P & WA-361-P). MEO has earned a 60% participating interest in these highly prospective permits until 1 January 2009 by meeting the year three seismic acquisition obligations at an approximate cost of US$7m.

Seismic program undertaken by MEO to earn a 60% participating interest

WA-360-P	WA-361-P	WA-359-P
Acquired ~200 km^2 of new 3D data December 2007. Processing underway.	Acquired ~58 km^2 of new 3D data December 2007. Reprocessed Rosie 3D survey (acquired by WMC in 1997)	Acquired ~250 line km of new 2D data March 2008.


LEGEND
Oil Field
Gas Condensate Field
MEO 60%
0
25Km
1000
500
200
WA-270-P
Andromeda-1
Glatton-1
W07-16
WA-269-P
Banambu-1
WA-359-P
Mutineer
Exeter
WA-191-P R3
Gandara-1
WA-361-P
Zeus
W07-17
Lacerta-1
WA-16-L
Hermes
Lambert
Angel
WA-17-L
Perseus
Eaglehawk
Egret
WA-3-L
Talisman
WA-4-L
Cossack
WA-1-P R5
WA-360-P
North Rankin
Wanaea
WA-267-P
WA-253-P R1
Wheatstone
Echo/Yodel
Malus-1
Goodwyn
WA-2-L R1
WA-28-P R6
WA-208-P R2
Legendre
W03 9
Geryon
Urania
WA-350-P
Rankin
WA-6-L R1
WA-28-P R6
Dockerell
Dixon
WA-254-P R1
WA-1-P R5
Pluto
WA-17-R
Iago
WA-16-R
WA-7-P R1
Wilcox
WA-330-P
WA-321-P
WA-254-P R2
WA-310-P
20°
Dionysus
W04-9
WA-323-P
WA-209-P R2
WA-202-P R2
WA-312-P

To retain its 60% interest in each permit beyond 1 January 2009, MEO has an option to elect to fund 100% of the cost of a single well, to earn a 70% interest. The pre-existing permit holders can elect to fund 10% of the cost of a single well in any permit, the MEO interest in that permit remains at 60%. In the event that MEO does not elect to fund 100% of a well in a permit, the earned 60% interest reverts to the original permit holders.

MEO has notified the pre-existing permit holders (Cue Energy Limited and Gascorp Limited) of its election to fund 100% of the Zeus-1 well in permit WA-361-P to earn a 70% interest. Zeus has prospective in place mapped potential of at least 10 Tcf gas over 350 km^2 of closure with up to 200m of net pay and is analogous to the nearby Perseus gas field (~12 Tcf).

The Company reprocessed the 1997 Rosie 3D seismic survey, recovered the offset gathers and performed AVO (Amplitude Variation with Offset) analysis. Results confirmed the presence of AVO responses co-incident with bright seismic amplitudes. Together, these seismic attributes are considered by MEO to constitute strong evidence for the potential presence of gas charged sands at Zeus.

Bonaparte Basin Permit NT/P68 (MEO 90%-100%)
NT/P68 is a 12,070 km^2 petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation of commercial gas accumulations that may support the future gas demands of the proposed Tassie Shoal LNG and methanol projects.


Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Tassie Shoal
TSMP & TSLNGP
Chuditch
NT/P68
Timor Sea
DARWIN
N.T.
AUSTRALIA
W.A.
N
100 km


NW
SE
Heron-2
Heron-1
Blackwood-1
Sea Floor
Top Vee Formation
Top Turonian
SEAHAWK
EPENARRA
BLACKWOOD
TD: 4182m
HERON Nth
HERON Sth
Sandstone reservoir formations

The Heron-1 well drilled by ARCO in 1972 intersected a 52m gas bearing column in the Darwin Formation (a fractured carbonate reservoir) within the ~1,200 km^2 mapped closure of the Epenarra structure. Heron-1 also intersected a gas charged zone in the deeper underlying Elang/Plover horizon at the base of the well.

Heron-2 Gas Discovery (MEO 90%)

A new jack-up rig operated by Seadrill spudded the Heron-2 well on October 12, 2007 and was drilled to a total depth of 4,182mMD. The Heron-2 well was designed as a vertical well to penetrate and production test the Epenarra Darwin Formation and the deeper Elang/Plover Formation of the Heron North structure.

Significant mud losses were encountered while drilling the deeper Elang/Plover Formations, necessitating the pumping of lost circulation material (LCM) in an attempt to plug the fractures to prevent further losses. Ultimately, drilling could not continue and a bare-foot (open hole) production test was attempted. While the well flowed up to 8 mmcf/d gas, the production test was interrupted due to a cyclone warning and the well was shut in. Upon resumption of testing activities, a shale unit above the main Plover Formation sands collapsed, effectively precluding the better reservoirs from contributing to the test. An attempt was made to sidetrack the well without success prior to abandoning further testing attempts.

While the evidence from electric logs of gas saturation in the Epenarra Darwin formation and the presence of some significant fractures in the perforated section appeared to be positive, the well only produced minor quantities of hydrocarbons to surface and failed to produce a consistent flow. Heron-2 was plugged and abandoned on January 29, 2008.

The joint venture continues to review the Heron-2 well results, 3D seismic and inversion data to determine the reasons for the apparent lack of permeability through the Darwin formation at this specific well location. These factors may include:

- Formation damage to the fractured reservoir from use of over-balanced drilling fluids,
- Formation damage due to acid washing
- Formation damage through cementing the 9⅝ inch casing or
- Sub-optimal location of the well to test the best fracture development.

The joint venture partners continue to assess the well results and the Epenarra and Heron North (and South) structures. In particular, the recognition of a significant Late Jurassic section (Montara formation sands) in Heron-2 may have upgraded the potential for wet gas.

MEO declared a gas discovery over Heron North during the quarter.

Blackwood Gas Discovery (MEO 100%)

Blackwood-1 was spudded on February 1, 2008 as a sole-risk well (paying 100% of the well costs) to test the Blackwood Prospect targeting Middle Plover sandstone reservoirs on a northeast – southwest trending tilted fault block at the hinge line between the Sahul Platform and the Malita Graben.

Blackwood-1 was drilled to 3,263mMD having penetrated gas charged Plover Formation sands. Full log suites were acquired. MDT testing confirmed the presence of a ~49m hydrocarbon column from 3,176mMD to an interpreted GWC at 3,225mMD.

Blackwood-1 was plugged and abandoned as planned, on March 10, 2008.

The recovery of gas samples, coupled with the evidence from the full log suites enabled MEO to declare a gas discovery at the Blackwood-1 location during the quarter.

MEO has a 100% interest in the Blackwood discovery.

<u>Tassie Shoal Methanol Project (MEO 50%)</u>

The Company and Air Products and Chemicals, Inc. (APCI) continue to develop the Tassie Shoal Methanol Project (TSMP) under the terms of the joint development agreement (JDA). Petrofac has the right to earn a 10% participating interest from APCI in the TSMP.

The TSMP involves the construction of two large natural gas reforming and methanol production plants on concrete gravity structures in southeast Asia, towed to and grounded in the shallow waters of Tassie Shoal for operation.

MEO continued to progress the casting basin site selection process throughout Southeast Asia to identify and secure sites for the potential construction of the sub-structural elements of either the TSMP or TSLNGP.

The Company expects to progress various aspects of the TSMP on the back of the recent Blackwood gas discovery, which is likely to be suitable for methanol production.


Gas Supply Pipelines
Cooling Water Pipeline
Methanol Plants
ACP
LNG Tank and loading pumps
Tassie Shoal



Timor Sea LNG Project (MEO 90%)

The proposed Timor Sea LNG Project (TSLNGP) has been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The LNG and methanol projects will be able to share infrastructure, logistic support systems and benefit from significant production process advantages.

As part of the NT/P68 farm-in agreement, Petrofac has the right to earn a 10% participating interest in the TSLNGP, reducing the MEO interest to 90%.

MEO continues to work with the project's engineering consultants to optimize design of the facilities and review capital and operating cost assumptions.

Floating LNG (FLNG) concepts

MEO continues to evaluate floating LNG (FLNG) design concepts which continue to gain market acceptance as construction costs for onshore plants are becoming prohibitive.


LNG FPSO

SBM-Linde FLNG concept

The floating LNG production concept is likely the fastest way to develop early production and cash flow for any new discovery. MEO plans to advance these options as a possible commercialization path for gas discoveries in the Northwest Shelf permits.

Events for the coming quarter

- Supplement and build technical team
- Preparation for drilling of Zeus-1 in late October
- Commence negotiations to secure jack-up drilling rig for 2-well program in 2Q'09
- Ongoing geotechnical work in NT/P68
- Evaluation of WA-360-P & WA-359-P to identify potential prospects
- Evaluation of New Venture opportunities

Jürgen Hendrich
Managing Director &
Chief Executive Officer
July 25 2008

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96 Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MEO AUSTRALIA LIMITED

ABN	Quarter ended ("current quarter")
43 066 447 952	30 June 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation	(22,444)	(115,114)
	(b) development	(5)	(186)
	(c) production	-	-
	(d) administration (including GST)	(131)	(3,342)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	1,024	3,535
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other expense recoveries	756	2,551
	Net Operating Cash Flows	(20,800)	(112,456)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	(8)	(172)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(8)	(172)
1.13	Total operating and investing cash flows (carried forward)	(20,808)	(112,628)

+ See chapter 19 for defined terms.

	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	63,200
	Proceeds from Share Purchase Plan	-	10,388
1.15	Purchase of shares on market in settlement of vested performance rights	-	(666)
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – share issue costs	-	(4,372)
	Net financing cash flows	-	68,550
	Net increase (decrease) in cash held	(20,808)	(44,078)
1.20	Cash at beginning of quarter/year to date	46,424	70,929
1.21	Exchange rate adjustments to item 1.20	(1,272)	(2,507)
1.22	**Cash at end of quarter**	24,344	24,344

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	450
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,000
4.2	Development	-
	Total	**4,000**

Estimated cash inflows for next quarter

		-
	Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter SA'000
5.1	Cash on hand and at bank	11,287	35,333
5.2	Deposits at call	13,057	11,091
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	24,344	46,424

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	405,931,570	405,931,570	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	20,000,000 -	20,000,000 -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	5,400,000	-	*Exercise Price(cents)* 50	*Expiry Date* 30/11/2009
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 25 July, 2008
Company Secretary

Print name: Colin H Naylor

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 6: Exploration for and Evaluation of Mineral Resources* and *AASB 107: Cash Flow Statement* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MEO AUSTRALIA LIMITED**
ABN	**43 066 447 952**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jürgen Hendrich
Date of appointment	25 July 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Managing Director & Chief Executive Officer Options – unlisted options

- 1.1 million Options, granted at an option price of 50 cents, vest after 50 trading days at a MEO share price at or above 85 cents, but lapse on June 30, 2010.
- 1.1 million Options, granted at an option price of 85 cents, vest after 50 trading days at a MEO share price at or above 120 cents, but lapse on June 30, 2011.
- 1.1 million Options, granted at an option price of 120 cents, vest after 50 trading days at a MEO share price at or above 160 cents, but lapse on September 30, 2011.

The expiry date for all vested options is June 30, 2012.

- 2 million options granted at an option price of $1.00 – these Options vest when the market capitalisation of MEO reaches or exceeds $1 billion for 30 trading days, but lapse on September 30, 2011. The expiry date for these options is June 30, 2012.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Indirect interest :-	
BTN Investments Pty Ltd	400,000 Shares
Starburst Superannuation Fund	361,000 Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MEO Australia Limited

ABN

43 066 447 952

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. 30 June 2010 Unlisted Options 2. 30 June 2011 Unlisted Options 3. 30 September 2011 Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. Issue of 1,100,000 unlisted options which lapse on June 30 2010 unless vested. 2. Issue of 1,100,000 unlisted options which lapse on June 30 2011 unless vested. 3. Issue of 1,100,000 unlisted options which lapse on September 30 2011 unless vested. 4. Issue of 2,000,000 unlisted options which lapse on September 30 2011 unless vested.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Issue of 1,100,000 June 30 2010 unlisted options, which vest after 50 trading days at a MEO share price at or above 85 cents but lapse on June 30, 2010. The exercise price is $0.50 and the expiry date is June 30 2012. 2. Issue of 1,100,000 June 30 2011 unlisted options, which vest after 50 trading days at a MEO share price at or above 120 cents but lapse on June 30, 2011. The exercise price is $0.85 and the expiry date is June 30 2012. 3. Issue of 1,100,000 September 30 2011 unlisted options, which vest after 50 trading days at a MEO share price at or above $1.60 but lapse on September 30, 2011. The exercise price is $1.20 and the expiry date is June 30 2012. 4. Issue of 2,000,000 September 30 2011 unlisted options, which vest when the market capitalisation of MEO reaches $1 billion for 30 trading days but lapse on September 30, 2011. The exercise price is $1.00 and the expiry date is June 30 2012.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1. N/A 2. N/A 3. N/A 4. N/A
5	Issue price or consideration	N/A

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options granted to Managing Director & Chief Executive Officer in accordance with MEO Senior Executive and Officers Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/7/2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
417,322,570	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
14,498,000	30/09/2008 Options
2,000,000	30/06/2009 Options
5,400,000	30/11/2009 Options
1,100,000	30/06/2010 Options
1,100,000	30/06/2011 Options
1,100,000	30/09/2011 Options
2,000,000	30/09/2011 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No dividends will be paid in the foreseeable Future

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if	

+ See chapter 19 for defined terms.

	applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Company secretary) Date: 29/07/2008

Print name: Colin Naylor

== == == == ==

+ See chapter 19 for defined terms.

END